   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 1997

                                                REGISTRATION NO. 333-26465
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                             DONNELLY CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                --------------
             MICHIGAN                              38-0493110
 (STATE OR OTHER JURISDICTION OF      (I.R.S. EMPLOYER IDENTIFICATION NO.)
  INCORPORATION OR ORGANIZATION)
                            414 E. FORTIETH STREET
                            HOLLAND, MICHIGAN 49423
                                (616) 786-7000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                --------------
                              WILLIAM R. JELLISON
                            414 E. FORTIETH STREET
                            HOLLAND, MICHIGAN 49423
                                (616) 786-7000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                --------------
                                  COPIES TO:
        WILLIAM J. LAWRENCE III                  WILLIAM M. HARTNETT
 VARNUM, RIDDERING, SCHMIDT & HOWLETT          CAHILL GORDON & REINDEL
                  LLP                              80 PINE STREET
        333 BRIDGE STREET, N.W.               NEW YORK, NEW YORK 10005
     GRAND RAPIDS, MICHIGAN 49504                  (212) 701-3000
            (616) 336-6000
                                --------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. [_]
  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
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
                                           PROPOSED         PROPOSED
 TITLE OF EACH CLASS OF      AMOUNT        MAXIMUM          MAXIMUM         AMOUNT OF
    SECURITIES BEING         TO BE      OFFERING PRICE     AGGREGATE       REGISTRATION
       REGISTERED        REGISTERED (1)  PER UNIT (2)  OFFERING PRICE (2)      FEE
---------------------------------------------------------------------------------------
Class A Common Stock,
 $.10 par value........    1,725,000        $15.25        $26,306,250         $7,972
---------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Includes 225,000 Shares which may be sold by the Company to cover over-allotments.
(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 of the Securities Act of 1933.
                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED MAY 15, 1997

PROSPECTUS

                                1,500,000 SHARES

                                [LOGO] DONNELLY
                              CLASS A COMMON STOCK

                                   --------

  All of the 1,500,000 shares of Class A Common Stock, $0.10 par value per share (the "Class A Common Stock"), offered hereby are being issued and sold by Donnelly Corporation (the "Company"). The Class A Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "DON." On May 13, 1997, the last reported sale price of the Class A Common Stock on the NYSE was $15.625 per share. See "Price Range of Class A Common Stock and Dividends."

  The Company's authorized capital stock includes the Class A Common Stock and shares of Class B Common Stock, $0.10 par value per share (the "Class B Common Stock"). The economic rights of the Class A Common Stock and the Class B Common Stock (collectively, the "Common Stock") are identical in all material respects, except that each share of Class A Common Stock entitles the holder thereof to one vote with respect to matters submitted for the vote of holders of Common Stock, whereas each share of Class B Common Stock entitles the holder thereof to ten votes on such matters. The holders of Class A Common Stock are entitled to elect one-quarter of the Company's directors and the holders of Class B Common Stock are entitled to elect the remaining directors.

  SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY.

                                   --------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HASTHE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                        UNDERWRITING
                                      PRICE TO          DISCOUNTS AND        PROCEEDS TO
                                       PUBLIC          COMMISSIONS (1)       COMPANY (2)
----------------------------------------------------------------------------------------
Per Share......................        $                   $                   $
----------------------------------------------------------------------------------------
Total (3)......................       $                   $                   $
----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 (1) For information regarding indemnification of the Underwriters, see "Underwriting".
 (2) Before deducting expenses estimated at $       , payable by the Company.
 (3) The Company has granted the Underwriters a 30-day option to purchase up to 225,000 additional shares of Class A Common Stock solely to cover over-allotments, if any. See "Underwriting". If such option is exercised in full, the total Price to Public, Underwriting Discounts and
     Commissions, and Proceeds to Company will be         , $        and
     $       , respectively.

                                   --------

  The shares of Class A Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if received and accepted by them and subject to certain conditions. It is expected that certificates for shares of Class A Common Stock will be available for delivery
on or about             1997, at the offices of Smith Barney Inc., 333 W. 34th
Street, New York, New York 10001.

                                   --------

SMITH BARNEY INC.                                           SALOMON BROTHERS INC
          , 1997

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK, INCLUDING OVERALLOTMENT, ENTERING INTO STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

  The Company is subject to the information requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Chicago, Illinois 60601. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (which can be found at http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Company's Class A Common Stock is listed on the NYSE, and reports, proxy statements and other information concerning the Company can also be inspected at the NYSE.

  The Company has filed with the Commission a Registration Statement on Form S-2 (herein, together with all amendments and exhibits thereto and documents incorporated by reference, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. The statements contained in this Prospectus concerning the contents of any contract or other document referred to are not necessarily complete. Where such contract or other document is an exhibit to the Registration Statement, each statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof.

  The Company was incorporated in Michigan in 1936. The Company's corporate offices are located at 414 East Fortieth Street, Holland, Michigan 49423, and its telephone number is (616) 786-7000.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's annual report on Form 10-K for the year ended June 29, 1996, as amended by its Form 10-K/A filed with the Commission on April 16, 1997, its quarterly reports on Form 10-Q for the quarters ended September 28, 1996, December 28, 1996 (as amended by its Form 10-Q/A filed with the Commission on April 16, 1997), and March 29, 1997, and its current report on Form 8-K dated October 28, 1996, as amended by its Form 8-K/A filed with the Commission on November 27, 1996, have been filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934 and are incorporated herein by reference.

  Any statement contained in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Upon request, the Company will provide, without charge, copies of any documents incorporated by reference herein (other than certain exhibits) to any person to whom a Prospectus is delivered. Requests for such copies should be directed to Maryam Komejan, Senior Vice President and Corporate Secretary, Donnelly Corporation, 414 East Fortieth Street, Holland, Michigan 49423, telephone (616) 786-7000.

                          FORWARD-LOOKING STATEMENTS

  This Prospectus contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning certain aspects of the business of the Company. When used in this Prospectus, words such as "believe", "anticipate", "intend", "goal", "expects", and similar expressions may identify forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, without limitation, changes in demand for automobiles and light trucks, relationships with significant customers, price pressures, the timing and structure of future acquisitions or dispositions, the impact of environmental regulations, continued availability of adequate funding sources, currency and other risks inherent in international sales, and general economic and business conditions. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Prospectus. The Company undertakes no obligation to release publicly any revisions to these forwarding-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and combined consolidated financial statements and notes thereto appearing elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, all references to years refer to the Company's fiscal year, which is the 52 or 53 week period ending on the Saturday nearest June 30. Unless otherwise indicated, all share and per share data, including market prices, in this Prospectus have been adjusted to reflect a five for four split of the Class A Common Stock and Class B Common Stock on January 30, 1997, effected as a stock dividend. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

  Donnelly Corporation produces a complete line of automotive rearview mirror systems and believes it is the world's largest supplier of such systems. In 1996, the Company sold approximately 17.5 million interior rearview mirrors worldwide, more than any other company in the world. The Company is also a leading supplier of modular window systems and an emerging supplier of innovative automotive lighting and trim products. The Company serves automotive customers throughout the world from manufacturing locations in North America and Europe and through joint ventures in Asia. The Company's primary customers in North America include Chrysler, Ford and General Motors, and the North American operations of Honda, Toyota, Isuzu and Mazda. The Company's primary customers in Europe include BMW, Volkswagen, Volvo, SEAT, Renault and Audi. From 1992 through 1996, the Company's net sales grew from $271.4 million to $439.6 million, representing a compound annual growth rate of approximately 13%. The Company's net sales for 1996 were $664.4 million on a pro forma basis to reflect the consolidation of Donnelly Hohe GmbH & Co. KG ("Donnelly Hohe"), a leading European supplier of automotive rearview mirror systems.

  The Company's products include rearview mirror systems, modular windows, interior lighting and trim components. The Company produces a full line of automotive rearview mirror systems, including interior prismatic base mirrors, mirrors with added features such as integrated compasses and lights, and exterior rearview mirrors. The Company also produces advanced-technology interior and exterior electrochromic mirrors that automatically dim when headlights approach from the rear. The Company believes that electrochromic mirrors represent a significant growth opportunity, and that the settlement of patent litigation concerning this technology will allow the Company to compete more vigorously in the market for electrochromic mirrors.

  The Company pioneered and is a leading supplier of modular window systems, which are produced by molding glass, weather stripping and other materials into a single unit designed for ease of assembly by automakers. The Company uses its expertise in glass fabrication, plastics and optics technology to develop, manufacture and sell advanced interior lighting and trim products. The Company also seeks to develop synergistic products and businesses, including coated glass products for computer applications, advanced plastic diffractive optical systems and, through its 25.6% ownership of London Stock Exchange-listed Vision Group plc, microchip-based electronic vision systems.

  The Company expects to invest approximately 5.0% of its net sales each year in research and development. The Company's core technologies include glass fabrication and encapsulation, electrochromics, optics and lighting, electronic applications, painting and precision coatings, precision plastic injection molding, and the design, assembly and system integration of complex components. The Company continually seeks to use its technological capabilities to create innovative value-added features for its existing products, such as automatic electrochromic dimming and the integration of lights and compasses into automotive mirrors. Since January 1, 1996, the Company has been awarded over 20 new patents, including patents relating to electrochromic mirrors, flush surface windows, automotive vision systems and advanced diffractive optics. The Company believes that its manufacturing know-how, design of its own manufacturing equipment and development of manufacturing processes provide a strong foundation for its success.

  The Company's strategy for continued growth and for capitalizing on trends in the automotive industry includes the following elements:

  . Grow Through Modular Systems and Value-Added Products. The Company is using its design, manufacturing and marketing capabilities to produce modular systems and value-added products designed to result in sales and earnings growth. The Company's dollar content per vehicle produced in North America has increased from $6.24 in 1986 to $25.05 in 1996.

  . Improve Productivity. The Company has implemented strategic business systems as part of an integrated philosophy designed to develop, design, manufacture and deliver the Company's products to satisfy the engineering, cost, quality and delivery standards of the Company's customers. The Company's net sales per employee have increased at a compound annual growth rate of approximately 9% from 1992 through 1996.

  . Expand Technology and Product Development Capabilities. The Company strives to be the technological leader in its markets by continually enhancing the Company's core technologies. The Company expects to spend approximately 5.0% of its net sales each year on research and development.

  . Expand Global Presence. The Company has developed a significant global presence in North America, Europe and Asia, directly and through joint ventures, and intends to continue to expand its global presence and customer base. Approximately 2,200 of the Company's 4,700 employees are located outside of the United States.

  . Create Additional Product and Market Opportunities. The Company seeks to use its technology and manufacturing capabilities, both directly and through joint ventures, to develop product improvements and new products for both automotive and non-automotive applications.

  During the past two years, the Company has significantly expanded its presence in Europe by opening a modular window manufacturing facility in Langres, France in 1996, and through the acquisition of a controlling interest in Donnelly Hohe, headquartered in Collenberg, Germany. The Company believes that the expansion of its European operations will play a crucial role in maintaining the Company's position as a global leader in the market for automotive rearview mirrors and will also offer significant opportunities for the Company to market its modular windows, interior lighting, trim components and other products in Europe and elsewhere. In Europe, the Company has begun implementing its plan to realign its manufacturing capacity, reduce the number of non-production employees and achieve additional cost reductions in operations.

  The Company believes that its growth has resulted from its commitment to research and development, close working relationships with customers, a strong international presence, a skilled and dedicated workforce and a participative management approach. As a result of its capabilities and business strategy, the Company believes it is well-positioned in its existing markets to compete effectively and to pursue additional growth and product opportunities.

                                  THE OFFERING

Class A Common Stock Offered by the Company...............      1,500,000 shares
Shares to be Outstanding after the Offering (1):
  Class A Common Stock (2)................................      6,912,286 shares
  Class B Common Stock....................................      4,463,243 shares
                                                               -----------------
    Total Common Stock....................................     11,375,529 shares
Use of Proceeds........................................... To repay indebtedness
New York Stock Exchange Symbol............................                   DON

--------
(1) The Class B Common Stock is limited in its transferability and is not publicly traded, but each share of Class B Common Stock is convertible at the option of the holder at any time into one share of Class A Common Stock. See "Description of Capital Stock."

(2) Excludes 4,463,243 shares of Class A Common Stock issuable upon future conversions of Class B Common Stock and 1,300,120 shares of Class A Common Stock reserved for issuance under the Company's stock option, director stock option and stock purchase plans. At May 13, 1997, options to acquire 525,844 shares were outstanding under the Company's stock option plan and director stock option plan.

              SUMMARY COMBINED CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                YEAR ENDED                               NINE MONTHS ENDED
                         -------------------------------------------------------- -------------------------------
                                                                       PRO FORMA                       PRO FORMA
                         JUNE 27, JULY 3,  JULY 2,  JULY 1,  JUNE 29,  JUNE 29,   MARCH 30, MARCH 29,  MARCH 29,
                           1992     1993     1994     1995     1996     1996(1)     1996      1997      1997(1)
                         -------- -------- -------- -------- -------- ----------- --------- --------- -----------
                                                                      (UNAUDITED)     (UNAUDITED)     (UNAUDITED)
INCOME STATEMENT DATA:
Net sales............... $271,399 $300,927 $337,262 $383,340 $439,571  $664,376   $313,791  $483,118   $531,580
Gross profit............   60,752   68,910   73,632   82,568   81,741   115,330     55,868    91,240     97,564
Operating income........   12,892   12,458   13,121   17,033   13,491    21,546      5,732    18,945     19,190
Income before taxes on
 income.................   10,805   10,936   11,008   16,823   12,349    15,793      5,488    14,401     13,434
Income before
 extraordinary gain and
 cumulative effect of
 change in accounting
 principle..............    6,893    7,257    6,745   11,009    8,454     8,454      3,343     8,597      8,597
Net income.............. $  7,082 $  7,852 $  7,258 $ 11,009 $  8,454  $  8,454   $  3,343  $  8,597   $  8,597
Net income per share of
 common stock........... $   0.80 $   0.82 $   0.75 $   1.14 $   0.86  $   0.86   $   0.34  $   0.87   $   0.87
Dividends per share of
 common stock........... $   0.19 $   0.22 $   0.26 $   0.26 $   0.32  $   0.32   $   0.24  $   0.26   $   0.26
Weighted average common
 shares outstanding.....    8,837    9,608    9,646    9,680    9,754     9,754      9,743     9,822      9,822
BALANCE SHEET DATA:
Working capital......... $ 28,085 $ 33,832 $ 36,406 $ 40,502 $ 63,482  $ 68,026   $ 57,814  $ 43,991
Total assets............  131,229  139,840  183,801  233,788  271,492   366,476    278,277   347,518
Long-term debt,
 including current
 maturities.............   24,882   33,765   53,485   66,802  101,916   151,985    105,865   122,323
Shareholders' equity....   61,158   65,546   70,826   82,900   88,852    88,852     82,322    95,464

-------

(1) The pro forma income statement data for the year ended June 29, 1996 and for the nine month period ended March 29, 1997 give effect to the consolidation of Donnelly Hohe as if it occurred at the beginning of the period. The pro forma balance sheet data at June 29, 1996, gives effect to the consolidation of Donnelly Hohe as if it occurred on that date. The unaudited pro forma information presented is based on the historical financial statements of the Company and Donnelly Hohe for the periods indicated. The pro forma data do not purport to represent what the Company's results of operations and financial position would actually have been if such transactions had in fact occurred as of the dates indicated or to project results for any future date or period. See "Pro Forma Condensed Combined Consolidated Financial Statements" included elsewhere in this Prospectus.

                                 RISK FACTORS

  Prospective purchasers should carefully consider, together with the other information included and incorporated by reference in this Prospectus, the following factors:

  The Automotive Supplier Industry. The Company competes in the worldwide automotive supplier industry. The automotive supplier industry is highly cyclical and, in large part, dependent upon the overall strength of consumer demand for passenger cars and trucks, which is subject to substantial variation based on general economic conditions. There can be no assurance that the automotive industry for which the Company supplies components and systems will not experience downturns in the future. A decrease in overall consumer demand for passenger cars and trucks could have a material adverse effect on the Company's financial condition and results of operations.

  The automotive industry is characterized by a limited number of automakers that are able to exert considerable pressure on components and systems suppliers to reduce costs, improve quality and provide additional design and engineering capabilities. In the past, automakers have generally demanded and received price reductions and measurable increases in quality by implementing competitive selection processes, rating programs and various other arrangements. The Company has existing orders requiring annual price reductions. Also, through increased partnering on platform work, automakers have generally required components and system suppliers to provide more design engineering input at earlier stages of the product development process, the costs of which have, in some cases, been absorbed by the suppliers. There can be no assurance that future price reductions, increased quality standards or additional engineering capabilities required by automakers will not have a material adverse effect on the financial condition and results of operations of the Company.

  Dependence on Principal Customers. Sales to the Company's four largest North American customers, Chrysler, Ford, Honda and General Motors accounted for approximately 81% of the Company's net sales for fiscal 1996. The Company has reduced the dependence on these principal customers due to the recent consolidation of Donnelly Hohe. The primary customers of Donnelly Hohe include BMW, Volkswagen, Volvo, SEAT, Renault and Audi. Although the Company has on-going supply relationships with all of these companies, there can be no assurance that sales to any of these customers will continue at the same levels; further, continuation of the relationships is dependent upon customer satisfaction with the quality, delivery and price of the Company's products. If any of these customers were to substantially reduce or discontinue its purchases for any reason, the Company's financial condition and results of operations could be adversely affected.

  Competition. The Company operates in the highly competitive automotive supplier industry. Accordingly, there can be no assurance that the Company's products will continue to compete successfully with the products of other companies, including the automakers themselves and other automotive suppliers, many of whom are significantly larger and have greater financial and other resources available to them. The Company is under constant pressure from its major customers to reduce product costs and improve quality. In addition, many of the products offered by the Company are expected to require continual technological improvements and face competition from products using similar or alternative technologies. For example, the Company believes that electrochromic interior and exterior mirrors, which currently represent a small portion of the interior rearview mirrors purchased by automakers will represent a growing share of the automotive rearview mirror market. The Company's principal competitor in the market for electrochromic rearview mirrors currently has a significantly larger share of the market for electrochromic mirrors than the Company. While the Company believes that it will be able to compete effectively in the market for electrochromic mirrors and increase its market share, no assurances can be given. See "Business-- Competition," "Business--Products and Markets" and "Business--Litigation."

  Integration of Donnelly Hohe; Increased Foreign Operations. During the past two years, the Company has significantly expanded its presence in Europe through the acquisition of a controlling interest in Donnelly Hohe. Management is in the process of integrating into the Company's business Donnelly Hohe's European manufacturing operations. The Company has announced its intention to restructure the Company's European operations, including Donnelly Hohe, to realign the Company's manufacturing capacity and to reduce future operating costs, primarily by reducing the number of non-production employees in the Company's European operations. The Company is in the process of finalizing the details of the planned restructuring, and has begun its implementation. Management believes that the expense of the restructuring will reduce the Company's net income by approximately $3.5 to $4.5 million in the fourth quarter of 1997. See "Business--Expansion of European Operations." The Company's implementation strategies are subject to numerous contingencies, some of which are beyond management's control. These contingencies include general and regional economic conditions, competition and changes in regulation and interest rates. In addition, the complete implementation of the reduction in European personnel is subject to the approval of the Works Council in Germany. Even if management is able to successfully restructure its European operations, the Company will be dependent to a significant extent on international operations, specifically those in Europe, and therefore subject to various political, economic and other uncertainties. Among others, the Company's foreign operations are subject to the risks of taxation policies, foreign exchange restrictions, changing political conditions and governmental regulations. Accordingly, no assurance can be given that any of the Company's strategies will prove to be effective or that management's goals will be achieved. In addition, the Company receives a substantial portion of its revenues in currencies other than U.S. Dollars. Fluctuations in the exchange rates of these currencies with respect to the U.S. Dollar could have an adverse effect on the Company's financial condition and results of operations. From time to time the Company engages in hedging programs intended to reduce the Company's exposure to currency fluctuations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Control by Present Shareholders. Holders of each share of Class A Common Stock are entitled to one vote per share, and holders of each share of Class B Common Stock are entitled to ten votes per share. Upon completion of the offering of the Class A Common Stock, the holders of the Class B Common Stock will also hold approximately 24% of the outstanding Class A Common Stock and will control approximately 90% of the vote on matters to be voted upon by all holders of common stock voting as a single class. Five of the Company's ten directors are descendants of, or are married to descendants of, the Company's founder, and each represents one of five family groups of each such descendants (the "Donnelly Family"). Four family groups have the ability to elect at least one director if they act together and accumulate the votes of the Class B Common Stock. Members of the Donnelly Family own approximately 99% of the Class B Common Stock and after the offering of the Class A Common Stock will own approximately 24% of the Class A Common Stock of the Company. As such, the Donnelly Family will control approximately 89% of the vote on matters to be voted upon by all holders of Common Stock voting as a single class. Given the voting control of the Donnelly Family, the Donnelly Family could, if all or part of the family took a united position in response to attempts to acquire control of the Company through tender offers or proxy contests, effectively block any such attempts. There is no assurance that any united action would or would not be taken. See "Description of Capital Stock."

  Raw Materials and Suppliers. The Company's primary raw materials are glass supplied by third party glass manufacturers and by glass manufacturers affiliated with automakers, as well as resins and adhesives provided by third party chemical companies. Inability to obtain raw materials on a timely basis or problems with the quality of raw materials supplied to the Company could have a material adverse effect on the Company's ability to meet its customer's requirements and could jeopardize the Company's relationship with one or more customers. An adhesive for one of the Company's principal products is supplied solely by Dow Chemical and the Company believes that an alternative source of supply is not currently available. See "Business--Business Systems and Manufacturing--Raw Materials."

  Warranty Exposure and Recalls. The Company warrants the quality of its products to its automotive customers and that the products meet certain specifications designated by the automakers. The automakers in turn offer product warranties to their retail customers. In some instances of common complaint, the automobile manufacturer may institute a voluntary recall or may be required by a governmental agency to conduct a recall. Although warranty and recall expense has not historically been material for the Company, there can be no assurance that the Company will not incur substantial warranty or recall expense in the future. Such complaints and the related expenses may have a material adverse effect on the Company's relationship with its automotive customers, its financial condition and results of operations.

  Environmental Laws. Like similar companies, the Company's operations and properties are subject to a wide variety of increasingly complex and stringent federal, state, local and international laws and regulations, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees (collectively, "Environmental Laws"). As such, the nature of the Company's operations exposes it to the risk of claims with respect to such matters and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. Based upon its experience to date, the Company believes that the future cost of compliance with existing Environmental Laws and liability for known environmental claims pursuant to such Environmental Laws, will not have a material adverse effect on the Company's financial position or results of operations and cash flows. However, future events, such as new information, changes in existing Environmental Laws or their interpretation, and more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities that could be material. See "Business-- Environmental Matters."

  Shares Eligible for Future Sale. Sales of substantial amounts of Class A Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Class A Common Stock. Upon completion of the Offering, the Company will have approximately 6,912,286 (7,137,286 if the Underwriters' over-allotment option is exercised in full) shares of Class A Common Stock outstanding, excluding 4,463,243 shares of Class A Common Stock issuable upon future conversions of Class B Common Stock, 525,844 shares of Class A Common Stock subject to stock options outstanding as of May 2, 1997, and any stock options or warrants granted by the Company after May 13, 1997. Of these shares, the Class A Common Stock sold in the offering of the Class A Common Stock will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Act"). Approximately 3,366,754 additional shares are currently freely tradeable, except to the extent such shares were purchased by affiliates of the Company, in which case they are subject to Rule 144 under the Act ("Rule 144"). In addition, all shares that may be issued pursuant to the Company's Employees' Stock Purchase Plan and upon exercise of options granted under the Company's 1987 Stock Option Plan and the Company's Director Stock Option Plan will be freely tradeable without restriction, except that any such shares issued to affiliates of the Company will be subject to Rule 144. The remaining 2,041,208 shares of outstanding Class A Common Stock and any shares of Class A Common Stock issuable upon future conversions of Class B Common Stock (the "Restricted Shares") were sold by the Company in reliance on exemptions from the registration requirements of the Act and are "restricted securities" as defined in Rule 144 and may not be sold in the absence of registration under the Act unless an exemption is available, including an exemption afforded by Rule 144.

  Anti-takeover Effect of Certain Provisions. Certain provisions of the Michigan Business Corporation Act and the Company's Articles of Incorporation may have the effect of discouraging transactions involving an actual or potential change in control of the Company. See "Description of Capital Stock--Certain Special Article and Statutory Provisions."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of 1,500,000 shares of Class A Common Stock are estimated to be approximately $21,839,844 ($25,153,320 if the Underwriters' over-allotment option is exercised in full) assuming a public offering price of $15.625 per share and after deducting underwriting discounts and commissions. The Company intends to use the net proceeds to repay indebtedness, including amounts incurred under its revolving credit agreements. At April 28, 1997, $17.8 million was outstanding under the Company's $80.0 million U.S. revolving credit agreement at an average interest rate of 5.63%. At April 11, 1997, $26.9 million was outstanding under Donnelly Hohe's 75.0 million German Mark (approximately $45.0 million) revolving credit agreements with several banks at an average interest rate of 3.96%. The Company's revolving credit agreement terminates November 20, 2002, and the Donnelly Hohe revolving credit agreements terminate in stages beginning June 30, 1999, and ending December 31, 1999. Repayment of amounts outstanding under the revolving credit agreements will not reduce the total amount available for borrowing under the revolving credit agreements. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources" and Note 5 of the Notes to Combined Consolidated Financial Statements.

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company at March 29, 1997, and as adjusted to reflect the sale by the Company of 1,500,000 shares of Class A Common Stock (assuming a public offering price of $15.625 per share) and the application of the estimated net proceeds of such sale as described in "Use of Proceeds." All share data have been adjusted to reflect a five for four split of the Class A Common Stock and Class B Common Stock on January 30, 1997, effected as a stock dividend.

                                                          MARCH 29, 1997 (1)
                                                          --------------------
                                                                        AS
                                                           ACTUAL    ADJUSTED
                                                          ---------  ---------
                                                              (UNAUDITED)
                                                            (IN THOUSANDS)
Short-term debt (including current maturities of long-
 term debt)..............................................  $  5,306   $  5,306
Long-term debt, less current maturities (2)..............   117,017     95,177
Shareholders' equity:
  Series Preferred Stock, no par value, 1,000,000 shares
   authorized, none issued and outstanding...............       --         --
  7 1/2% Cumulative Preferred Stock, $10.00 par value per
   share, 250,000 shares authorized, 53,112 issued and
   outstanding (3).......................................       531        531
  Class A Common Stock, $.10 par value per share,
   30,000,000 shares authorized, 5,407,962 issued and
   outstanding and 6,907,962 issued and outstanding as
   adjusted (3)(4).......................................       541        691
  Class B Common Stock, $.10 par value per share,
   15,000,000 shares authorized, 4,463,243 issued and
   outstanding (3).......................................       446        446
  Donnelly Export Corporation Common Stock, $.01 par
   value per share, 600,000 shares authorized, 408,074
   issued and outstanding (3)............................         4          4
  Additional paid-in capital.............................    28,703     50,393
  Foreign currency translation adjustment................    (3,912)    (3,912)
  Retained earnings......................................    69,151     69,151
                                                          ---------  ---------
    Total shareholders' equity...........................    95,464    117,304
                                                          ---------  ---------
      Total capitalization...............................  $217,787   $217,787
                                                          =========  =========

--------

(1) The Company's Combined Consolidated Balance Sheet as of March 29, 1997, includes the consolidated balance sheet of Donnelly Hohe as of February 28, 1997. See "Management's Discussion and Analysis of Results of Operation and Financial Condition--General."
(2)  See Note 5 of Notes to Combined Consolidated Financial Statements.
(3)  See Note 9 of Notes to Combined Consolidated Financial Statements.

(4) As of March 29, 1997, excludes 324,656, 408,995, and 36,250 shares of Class A Common Stock reserved for issuance under the 1987 Stock Option Plan, the 1987 Employees' Stock Purchase Plan and the Director Stock Option Plan, respectively, and 4,469,183 shares of Class A Common Stock reserved for issuance upon conversion of Class B Common Stock. See Note 10 of Notes to Combined Consolidated Financial Statements and "Description of Capital Stock."

                          PRICE RANGE OF COMMON STOCK
                                 AND DIVIDENDS

  The Company's Class A Common Stock is listed on the NYSE under the symbol "DON." Prior to March 10, 1997, the Company's Class A Common Stock was listed on the American Stock Exchange ("AMEX") under the symbol "DON." On May 13, 1997, the Class A Common Stock was held by approximately 900 shareholders of record, and the Class B Common Stock was held by approximately 150 shareholders of record. The following table sets forth, for the quarters indicated, the high and low sale prices as reported on the AMEX and the NYSE of the Class A Common Stock, and the per share cash dividends declared in such quarters, as adjusted retroactively to reflect the five for four stock split, effective January 30, 1997.

                                                                     DIVIDENDS
                                                       HIGH   LOW   PER SHARE(1)
                                                      ------ ------ ------------
      YEAR ENDED JULY 1, 1995
        First quarter ............................... $14.00 $12.10     $.06
        Second quarter...............................  14.10  10.60      .06
        Third quarter................................  14.40  12.10      .06
        Fourth quarter...............................  14.10  11.90      .06
      YEAR ENDED JUNE 29, 1996
        First quarter ............................... $13.40 $11.60     $.08
        Second quarter...............................  12.50  11.00      .08
        Third quarter................................  11.90  10.40      .08
        Fourth quarter...............................  12.90  11.00      .08
      YEAR ENDED JUNE 28, 1997
        First quarter................................ $14.70 $12.70     $.08
        Second quarter...............................  17.90  14.10      .08
        Third quarter................................  20.00  16.00      .10
        Fourth quarter (through May 13, 1997)........  16.13  14.38      .10

--------
(1) Per share dividends for Class A Common Stock and the Class B Common Stock were the same for the periods indicated. For holders of Class B Common Stock, includes dividends paid by Donnelly Export Corporation. See "Description of Capital Stock."

  Prior to the adjustment for the Company's five for four stock split, the Company's per share dividend was $.10. The Company's Board of Directors presently intends to continue to pay dividends at a rate of $.10 per share per quarter after the five for four stock split (effectively a 25% increase in the dividend per share). The payment and rate of future dividends are subject to the discretion of the Board of Directors and depend upon the Company's earnings, financial condition, capital requirements, restrictions in loan or other debt agreements, and other factors. As limited by the terms of certain of the Company's debt agreements, retained earnings available for dividends at March 1, 1997 were $24.0 million. On May 13, 1997, the last reported sale price of Class A Common Stock on the NYSE was $15.625 per share.

                 SELECTED COMBINED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The historical selected combined consolidated financial data set forth below, insofar as they relate to the five fiscal years ended June 29, 1996, are derived from the audited combined consolidated financial statements of the Company. The data for the nine month periods ended March 30, 1996, and March 29, 1997, have been derived from unaudited interim financial statements; however, in the opinion of the Company, such unaudited interim statements include all adjustments (consisting of normal recurring accruals) necessary to fairly present the data for such periods. The results of operations for the nine month period ended March 29, 1997, are not necessarily indicative of results to be achieved for the full fiscal year. Such data are qualified by reference to the Combined Consolidated Financial Statements included elsewhere or incorporated by reference in this Prospectus and should be read in conjunction with such financial statements and related notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition." The per share data has been adjusted for the five for four stock split, effective January 30, 1997.

                                                 YEAR ENDED                                    NINE MONTHS ENDED
                          ------------------------------------------------------------- ---------------------------------
                                                                             PRO FORMA                         PRO FORMA
                          JUNE 27,  JULY 3,   JULY 2,   JULY 1,   JUNE 29,   JUNE 29,   MARCH 30,  MARCH 29,   MARCH 29,
                          1992(1)   1993(2)   1994(3)   1995(4)   1996(5)   1996(5)(6)    1996      1997(7)   1997(6)(7)
                          --------  --------  --------  --------  --------  ----------- ---------  ---------  -----------
                                                                            (UNAUDITED)     (UNAUDITED)       (UNAUDITED)
INCOME STATEMENT DATA:
Net sales...............  $271,399  $300,927  $337,262  $383,340  $439,571   $664,376   $313,791   $483,118    $531,580
Cost of sales...........   210,647   232,017   263,630   300,772   357,830    549,046    257,923    391,878     434,016
                          --------  --------  --------  --------  --------   --------   --------   --------    --------
Gross profit............    60,752    68,910    73,632    82,568    81,741    115,330     55,868     91,240      97,564
Selling, general and
 administrative expense.    32,775    40,563    37,965    45,067    38,123     57,841     30,475     47,324      52,267
Research and development
 expense................    14,175    15,889    21,362    22,733    27,728     32,235     19,661     24,971      26,107
Restructuring charges
 (gain).................       910       --      1,184    (2,265)    2,399      3,708        --         --          --
                          --------  --------  --------  --------  --------   --------   --------   --------    --------
Operating income........    12,892    12,458    13,121    17,033    13,491     21,546      5,732     18,945      19,190
Interest expense........     3,506     3,216     3,528     5,010     8,102     12,608      6,131      7,654       8,553
Royalty income..........    (1,238)   (1,681)   (1,370)   (3,774)   (5,239)    (5,274)    (4,266)    (1,216)     (1,217)
Interest income.........       --        --       (153)     (514)   (1,017)      (396)    (1,073)      (549)       (287)
Other (income) expense,
 net....................      (181)      (13)      108      (512)     (704)    (1,185)      (548)    (1,345)     (1,293)
                          --------  --------  --------  --------  --------   --------   --------   --------    --------
Income before taxes on
 income.................    10,805    10,936    11,008    16,823    12,349     15,793      5,488     14,401      13,434
Taxes on income.........     3,889     3,571     3,334     5,795     4,191      5,291      1,849      5,369       4,993
                          --------  --------  --------  --------  --------   --------   --------   --------    --------
Income before minority
 interest and equity
 earnings...............     6,916     7,365     7,674    11,028     8,158     10,502      3,639      9,032       8,441
Minority interest in net
 (income) loss of
 subsidiaries...........       (26)     (741)     (825)     (371)      186       (492)       186       (104)        239
Equity in earnings
 (losses) of affiliated
 companies..............         3       633      (104)      352       110     (1,556)      (482)      (331)        (83)
                          --------  --------  --------  --------  --------   --------   --------   --------    --------
Income before
 extraordinary gain and
 cumulative effect of
 change in accounting
 principle..............     6,893     7,257     6,745    11,009     8,454      8,454      3,343      8,597       8,597
Tax benefit from
 utilization of loss
 carry forward..........       189       585       --        --        --         --         --         --          --
Cumulative effect of
 adopting SFAS No. 109..       --        --        513       --        --         --         --         --          --
                          --------  --------  --------  --------  --------   --------   --------   --------    --------
Net income..............  $  7,082  $  7,852  $  7,258  $ 11,009  $  8,454   $  8,454   $  3,343   $  8,597    $  8,597
                          ========  ========  ========  ========  ========   ========   ========   ========    ========
Income per share of
 common stock...........  $   0.80  $   0.82  $   0.75  $   1.14  $   0.86   $   0.86   $   0.34   $   0.87    $   0.87
Dividends per share of
 common stock...........  $   0.19  $   0.22  $   0.26  $   0.26  $   0.32   $   0.32   $   0.24   $   0.26    $   0.26
Weighted average common
 shares outstanding.....     8,837     9,608     9,646     9,680     9,754      9,754      9,743      9,822       9,822
BALANCE SHEET DATA:
Working capital.........  $ 28,085  $ 33,832  $ 36,406  $ 40,502  $ 63,482   $ 68,026   $ 57,814   $ 43,991
Total assets............   131,229   139,840   183,801   223,788   271,492    366,476    278,277    347,518
Long-term debt,
 including current
 maturities.............    24,882    33,765    53,485    66,802   101,916    151,985    105,865    122,323
Shareholders' equity....    61,158    65,546    70,826    82,900    88,852     88,852     82,322     95,464

                                        Footnotes appear on the following page.

--------
(1) 1992 included costs of $0.9 million for a severance program and other expenses associated with the formation of the Applied Films Corporation joint venture.
(2) Selling, general and administrative expenses in 1993 included a $3.6 million charge relating to the settlement of patent litigation.
(3) 1994 included costs of $1.2 million for a severance program and other expenses associated with the restructuring of Donnelly Mirrors Limited and a charge of $1.1 million relating to the adoption of FASB Statement 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."
(4) 1995 included the restructuring of non-automotive businesses resulting in a $4.7 million pretax gain, and the restructuring of certain automotive operations resulting in a charge of $2.4 million.
(5) Selling, general and administrative expenses in 1996 included a gain of $2.3 million associated with a patent and license settlement. 1996 also included restructuring charges of $2.4 million related to the write-down of certain assets and the closure of the Company's manufacturing facility in Mt. Pleasant, Tennessee.

(6) The pro forma income statement data for the year ended June 29, 1996 and for the nine month period ended March 29, 1997 give effect to the consolidation of Donnelly Hohe as if it had occurred at the beginning of each period. The pro forma balance sheet data at June 29, 1996, gives effect to the consolidation of Donnelly Hohe as if it occurred on that date. The unaudited pro forma information presented is based on the historical financial statements of the Company and Donnelly Hohe for the periods indicated. The pro forma data do not purport to represent what the Company's results of operations and financial position would actually have been if such transactions had in fact occurred as of the dates indicated or to project results for any future date or period.

(7) The Company's Combined Consolidated Balance Sheet as of March 29, 1997, includes the consolidated balance sheet of Donnelly Hohe as of February 28, 1997. See "Management's Discussion and Analysis of Results of Operation and Financial Condition--General."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

  This Prospectus, including the disclosures below, contains certain forward-looking statements that involve substantial risks and uncertainties. When used herein, the terms "believe," "anticipate," "intend," "goal," "expects," and similar expressions may identify forward-looking statements. The Company's actual results, performance or achievements may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such material differences include those disclosed in the "Risk Factors" section of this Prospectus, which prospective purchasers of the Class A Common Stock offered hereby should consider carefully.

GENERAL

  The following is a discussion of the financial condition and results of operations of the Company for the nine months ended March 30, 1996 and March 29, 1997, and the years ended July 2, 1994, July 1, 1995, and June 29, 1996. The following discussion should be read in conjunction with the Combined Consolidated Financial Statements of the Company and the related notes thereto and other financial information included elsewhere and incorporated by reference in this Prospectus.

  Effective in April 1995, the Company acquired an interest in Hohe GmbH & Co. KG, since renamed Donnelly Hohe GmbH & Co. KG ("Donnelly Hohe"), a German limited partnership with operations in Germany and Spain. Donnelly Hohe, based in Collenberg, Germany, supplies many of the main automakers in Europe with exterior automotive mirrors, interior mirrors, door handles, automotive tooling and electronic components related to mirror systems. The Company initially acquired for $3.6 million 48% of the controlling general partnership interest and 66 2/3% of the limited partnership interest in Donnelly Hohe. The Company also made a $28 million subordinated loan to Donnelly Hohe. In October 1996, the Company acquired an additional 13% interest in the general partner of Donnelly Hohe, resulting in the Company owning a controlling interest in Donnelly Hohe. Accordingly, Donnelly Hohe's financial statements are consolidated with those of the Company in the second quarter of 1997, and at March 29, 1997, Donnelly Hohe represented approximately 33% of Company's combined consolidated total assets.

  The Company's fiscal year ends on the Saturday nearest June 30, and its fiscal quarters end on the Saturdays nearest September 30, December 31, March 31 and June 30. Donnelly Hohe's fiscal year ends on May 31, and its fiscal quarters end on August 31, November 30, February 28 and May 31. Accordingly, the Company's Combined Consolidated Financial Statements as of or for a period ended on a particular date include Donnelly Hohe's financial statements as of or for a period ended approximately one month before that date. The Company intends to continue this practice. The Company's Financial Statements for the nine months ended March 29, 1997, consolidate Donnelly Hohe's financial statements for the six month period ended February 28, 1997.

  On February 18, 1997, the Company announced its intention to restructure the Company's European operations to realign the Company's European manufacturing capacity and to reduce future operating costs, primarily by reducing the number of non-production employees in the Company's European operations. The restructuring is intended to result in reductions in operating costs through improved quality, better personnel training and management and outsourcing certain production. The restructuring also involves reorganizing product lines and production to realize efficiencies in the production process. The Company is in the process of finalizing the details of the planned restructuring, and has begun its implementation. Management believes that the expense of the restructuring (primarily severance payments resulting from a reduction in the number of employees) will reduce net income by a one-time charge of approximately $3.5 to $4.5 million in the fourth quarter of 1997. See "Business--Expansion of European Operations."

  The Company's net sales and net income are subject to significant quarterly fluctuations attributable primarily to production schedules of the Company's major automotive customers. These same factors cause quarterly results to fluctuate from year to year. The comparability of the Company's results on a period to period basis may also be affected by the Company's implementation of new joint ventures, alliances and acquisitions.

NINE MONTHS ENDED MARCH 29, 1997 COMPARED TO NINE MONTHS ENDED MARCH 30, 1996.


  Net sales were $483.1 million for the first nine months of 1997 compared to $313.8 million for the same period in 1996. The consolidation of Donnelly Hohe contributed approximately $111.6 million of net sales for the first nine months of 1997. Donnelly Hohe's financial statements were consolidated with those of the Company beginning at the beginning of the second quarter of 1997. Excluding Donnelly Hohe, consolidated net sales for the first nine months of 1997 were $371.5 million, an increase of 18% over the first nine months of 1996. Net sales for the Company's operations in North America increased by approximately 17% for the first nine months of 1997 compared to the same period in 1996, despite the fact that automotive industry production increased approximately 3%. North American net sales increased primarily due to programs launched in 1996 running at full production volumes and new product introductions in the modular window, door handle and interior trim product lines. Net sales also increased as a result of strong sales of vehicles containing Company products, such as the Chrysler Caravan and the Ford Expedition. Excluding the consolidation of Donnelly Hohe, net sales for the Company's European operations for the first nine months of 1997 were approximately 36% higher than the same period in 1996 due to higher sales of interior and electrochromic mirrors and modular windows.

  Gross profit margin for the first nine months of 1997 was 18.9% compared to 17.8% for the first nine months of 1996.

  The Company's North American gross profit margins were stronger for the nine month period due to higher volumes and significantly lower start-up expenses compared to 1996. In the first nine months of 1996, the Company's North American gross profit margins were negatively impacted due to the simultaneous start-up of three major new business programs which will result in annual net sales exceeding $100 million in 1997. North American gross profit margin performance was also significantly impacted in the third quarter of 1996 by technical difficulties on a new business program.

  The Company's European gross profit margins were lower than the previous year, as a percent of net sales, for the nine month period ended March 29, 1997, due to the consolidation of Donnelly Hohe and lower gross profit margins at the Company's Irish subsidiaries. Donnelly Hohe's gross profit margin as a percent of net sales is slightly lower than that of the Company. Accordingly, the consolidation of Donnelly Hohe unfavorably impacted gross profit performance as a percentage of net sales. The Company's Irish operations experienced lower gross profit margins for the first nine months of 1997 compared to the same period in 1996 due to a number of factors, including price decreases resulting from currency fluctuations associated with the strong Irish punt and a paint supplier performance problem. The Irish operations also experienced new business start-up costs primarily related to electrochromic mirrors. Partially offsetting the reduced gross profit margin in Europe were strong gross profit margins at the Company's operations in Spain and France.

  Selling, general and administrative expenses were 9.8% of net sales for the first nine months of 1997 compared to 9.7% for the same period in 1996.

  Research and development expenses were 5.2% of net sales in the first nine months of 1997 compared to 6.3% for the first nine months of 1996. Excluding the consolidation of Donnelly Hohe, research and development expenses as a percentage of net sales for the first nine months of 1997 were comparable to those in the same period in 1996. Management expects that these expenses will be approximately 5.0% of net sales in future periods.

  Interest expense was $7.7 million in the first nine months of 1997 compared to $6.1 million for the first nine months of 1996. The higher interest expense was due to the consolidation of Donnelly Hohe. Interest expense incurred for the first nine months of 1997, excluding the consolidation of Donnelly Hohe, was approximately at the same level as the first nine months of 1996. Interest expense was favorably impacted in the first nine months of 1997 due to the asset securitization of accounts receivable. The discount expense associated with this transaction is included in selling, general and administrative expenses. See "--Liquidity and Capital Resources."

  Royalty income was $1.2 million and $4.3 million for the first nine months of 1997 and 1996, respectively. Royalty payments associated with the sale of the refrigerator glass shelving business (the "Appliance Business") in 1995 concluded in the fourth quarter of 1996.

  Other income was $1.3 million and $0.5 million for the first nine months of 1997 and 1996, respectively. In the second quarter of 1997, the Company sold 2.5% of its holding in Vision Group plc ("Vision Group"), resulting in a $0.9 million gain. The Company now owns 25.6% of Vision Group.

  Minority interest in net (income) loss of subsidiaries was ($0.1) million in the first nine months of 1997 due to the consolidation of Donnelly Hohe, compared to $0.2 million in the first nine months of 1996. Beginning in the second quarter of 1997, the Company accounts for its investment in Donnelly Hohe under the purchase method of accounting, thereby requiring the recognition of minority interest in net (income) loss for 33 1/3% of this subsidiary. Prior to the second quarter of 1997, the Company accounted for its investment in Donnelly Hohe under the equity method of accounting. Equity in losses of affiliated companies was $0.3 million in the first nine months of 1997 compared to $0.5 million for the same period in 1996.

  The Company's effective tax rate was 37.2% for the nine month period ending March 29, 1997, compared to 33.7% for the nine month period ending March 30, 1996. The increase in the effective tax rate is due to increased pre-tax income of the Company and lower tax credits as a percentage of pre-tax income.

  Net income for the nine month period was $8.6 million in 1997 compared to $3.3 million in 1996. North American net income increased compared to the first nine months of 1996 due to higher sales, significantly lower start-up costs and improved operational performance. North American net income was also significantly impacted in the third quarter of 1996 by supplier technical difficulties on a new business program that resulted in significant additional costs that negatively impacted net income. Net income for the Company's European operations was lower in the first nine months of 1997 as compared to the same period in 1996 due to losses experienced at the Company's Irish operations. The Company's net income was positively impacted for first nine months of 1997 by the gain on sale of Vision Group stock. The consolidation of Donnelly Hohe did not impact the comparability of net income from 1996 to 1997 for the nine month periods.

COMPARISON OF 1996 TO 1995

  The Company's net sales increased 14.7% to $439.6 million in 1996, from $383.3 million in 1995. Net sales for the Company's operations in North America increased by approximately 12% despite a 3% decrease in North American car and light truck production, the loss of Saturn modular window business (which represented approximately 5% of the Company's net sales in 1995) and price pressures from the Company's major automotive customers. Price decreases, however, did not have a material impact on the Company's increase in net sales for 1996. The Company's net sales remained strong due to higher sales of modular window systems (particularly for the new Chrysler Caravan/Voyager minivans), lighting and trim products, complete exterior mirror products and door handles. Net sales for the Company's European operations increased by over 40% from the previous year due to the introduction of modular window programs in Langres, France for the Chrysler Caravan/Voyager minivan and Jeep Cherokee and stronger sales for the Company's electrochromic mirror product line. The Company's Irish operations experienced significant pricing pressures during the year from competition in Eastern Europe and Asia slightly offsetting the higher sales volumes. Net sales remained relatively strong throughout the year, but were exceptionally strong during the fourth quarter with an increase of 24% over the fourth quarter of 1995.

  Gross profit margin decreased to 18.6% of net sales in 1996, from 21.5% of net sales in 1995. The gross profit margins were adversely impacted in the first half of the year by the start-up of various modular window programs, particularly for the Chrysler Caravan/Voyager minivan, and the implementation of a new paint line in the Company's Newaygo facility. North American gross profit margin performance was also significantly impacted by technical difficulties on a new business program that resulted in significant additional engineering, production and other costs that negatively impacted gross margins by $2.2 million. Although this problem was largely due to factors not directly under the Company's control, the issue was resolved in a timely and cooperative way that provided an uninterrupted source of supply to the customer. Finally, the Company's European operations experienced lower gross profit margins in 1996 compared to 1995 due to pricing pressures and operating expenses at the Company's Irish operations.

  Selling, general and administrative expenses were 8.7% of net sales in 1996, down from 11.8% of net sales in 1995. These costs were significantly reduced primarily as a result of the restructuring plan implemented in 1995 and continued commitment to achieve higher sales levels without a proportionate increase in these expenses. In addition, a patent settlement recognized in 1996 resulted in a reduction of these expenses by 1.3% of net sales. See "Business--Litigation."

  Research and development expenses for 1996 were 6.3% of net sales, compared to 5.9% of net sales in 1995. The increase in research and development costs was due to the technical difficulties on a new business program and costs for the design and development of new window, mirror, door handle and interior trim programs.

  A restructuring charge of $2.4 million was recorded in the fourth quarter of 1996 related to the write-down of certain assets and the closure of the Company's manufacturing facility in Mt. Pleasant, Tennessee. The decision to close the Tennessee facility was based on a number of factors that included a major loss of business during 1995 and the inability to attract significant new business for the plant. These costs included accruals for severance and related employee support programs and write-down of certain assets removed from service. The majority of these liabilities were paid or settled during the first six months of 1997.

  Interest expense increased to $8.1 million in 1996, from $5.0 million in 1995. The increase over 1995 resulted from higher borrowing levels to support the Company's investment in and advances to Donnelly Hohe, which was then an equity affiliate of the Company, and to support the Company's capital expenditures and higher working capital. The Company has advanced $28 million to Donnelly Hohe under a subordinated loan agreement, $14.3 million in 1995 and $13.7 million in 1996. Amounts advanced to Donnelly Hohe under the subordinated loan agreement provide for 10% interest per annum with no principal payments due until its maturity on April 1, 1998. The advances were financed through the Company's existing borrowing agreements. The increase in interest income realized by the Company was a result of the interest charged on the advances to Donnelly Hohe, which is presented net of amounts eliminated from equity earnings in accordance with generally accepted accounting principles.

  Royalty income was $5.2 million in 1996 compared to $3.8 million in 1995. This increase resulted from royalty income associated with the sale of the Appliance Business in 1995. Royalty payments associated with the sale of the Appliance Business in 1995 concluded in the fourth quarter of 1996.

  Equity in earnings of affiliated companies was $0.1 million in 1996 compared to $0.4 million in 1995. Equity earnings from Donnelly Hohe, after the elimination of intercompany interest, were offset by losses at Applied Films Corporation ("AFC"), the Company's joint venture in Boulder Colorado, and Vision Group. The combined impact on net income from the Company's non-automotive joint ventures was a loss of $1.5 million in 1996, compared to income of $0.1 million in 1995. AFC's results were adversely affected by a downturn in the market for coated glass used in the production of liquid crystal displays. The Company is currently exploring opportunities to exit this business. Vision Group continued to experience start-up losses during 1996.

  The Company reported net income of $8.5 million in 1996 compared to $11.0 million for 1995. Net income in 1996 included $1.1 million of net income associated with the patent and license settlement and a $1.4 million net loss for restructuring costs, while 1995 included $2.0 million of net income associated with the restructuring of certain non-automotive businesses. Positively impacting the Company's North American operations were higher sales volumes, higher royalty income, lower selling, general and administrative costs as a percentage of net sales and a patent and license settlement with a competitor. These improvements were offset by higher than expected start-up costs during the first half of the year, technical difficulties during the third quarter on a new business program which resulted in a reduction of net earnings by $1.2 million, higher research and development costs as a percent of net sales and restructuring charges taken in the fourth quarter. The Company's European operations experienced lower net income at the Company's subsidiaries in Ireland in addition to start-up losses at Langres, France. The Company's net income was also lower in 1996 due to the recognition of a $1.5 million loss for non-automotive affiliated companies.

  In the fourth quarter of 1996, the Company formed a 50-50 joint venture with Shanghai Fu Hua Glass Company, Ltd. to produce framed glass products for the Asian automotive industry. Shanghai Fu Hua Glass Company, Ltd. is itself a joint venture between Ford Motor Company and Shanghai Yao Hua Glass Works. The joint venture is expected to begin manufacturing encapsulated and framed glass products by the end of 1997.

COMPARISON OF 1995 TO 1994

  Donnelly's net sales were $383.3 million in 1995, an increase of 14% over the $337.3 million of net sales in 1994. The Company's North American net sales increased by approximately 10% while automotive production increased 5% in 1995 over 1994 production levels. New business in exterior mirrors, door handles, interior systems and modular systems, along with the strong automotive production levels, all contributed to the stronger sales level. The Company continues to experience pricing pressures from its automotive customers. Price decreases, however, were not material to the Company's increase in net sales for 1995. The Company's European net sales were higher due to twelve months of net sales included in 1995 for Donnelly Vision Systems Europe ("DVSE"), compared to two months in 1994. The Company acquired DVSE in April 1994.

  Gross profit margin was 21.5% in 1995 compared to 21.8% in 1994. Continuous improvement programs being run throughout the Company, along with higher sales volumes, helped the Company offset price pressures from customers and significant increases in raw material costs.

  Selling, general and administrative expenses were 11.8% of net sales in 1995, an increase from 11.3% of net sales in 1994. The increase was primarily due to patent litigation costs that were significantly higher in 1995 as the Company pursued actions to protect its intellectual property.

  Research and development expenses were 5.9% of net sales in 1995 compared to 6.3% of net sales in 1994.

  In the second quarter of 1995, the Company implemented a restructuring plan to focus on its automotive business. The restructuring plan included the sale of the Company's appliance business, the sale of the heavy truck mirror business and the liquidation of the Company's investment in OSD Envizion, a joint venture engaged in the manufacture of welding helmet shields which resulted in a pretax gain of $4.7 million. The Company received total proceeds of $14.2 million associated with the restructuring of these businesses, net of $6.5 million net book value of assets disposed and $3.0 million of restructuring costs consisting of a severance program and other expenses associated with the restructuring plan. The severance program included twenty-five personnel, primarily middle and senior managers of the Company. These non-automotive businesses represented an insignificant portion of the Company's operations.

  The Company also restructured certain automotive operations resulting in a charge of $2.4 million in the second quarter, primarily for the write-down of operating assets due to the loss of Saturn's business at D&A Technology, Inc. ("D&A"), the Company's joint venture with Asahi Glass Company. As a result, minority interest in net income of subsidiaries was $0.4 million in 1995 compared to $0.8 million in 1994. D&A represented 5% and 8%, respectively, of the Company's net sales and net income in 1995.

  Interest expense increased to $5.0 million in 1995, from $3.5 million in 1994, due to higher interest rates and to increased borrowing to support increased capital spending.

  Royalty income was $3.8 million in 1995 compared to $1.4 million in 1994. The increase resulted primarily from royalty income associated with the sale of the Appliance Business in 1995. Included in other income was a $0.5 million gain on the sale of a warehouse facility in the fourth quarter of 1995.

  Equity in earnings of affiliated companies increased to $0.4 million in 1995, from a loss of $0.1 million in 1994. Improved earnings at AFC and a slight profit from Donnelly Hohe for the two month period ending May 31, 1995, more than offset start-up costs at Vision Group.

  The Company had net income of $11.0 million in 1995, compared to $7.3 million in 1994. The increase in net income was the result of a restructuring of non-automotive businesses, higher sales volumes, lower research and development costs as a percentage of net sales, higher royalty income and improved equity earnings in affiliated companies. Results from foreign operations improved slightly, as improvements in Ireland exceeded start-up losses in Mexico and France.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's principal capital requirements are to fund working capital needs, complete planned maintenance and expansion expenditures, and meet required debt payments. The Company believes that the long-term liquidity and capital resource needs of the Company will continue to be provided principally by funds from operating activities supplemented, to the extent required, by borrowing under the Company's existing and future credit facilities. The Company currently utilizes two revolving credit agreements: an $80.0 million United States credit facility, and a 75.0 million German Mark (approximately $45.0 million) revolving credit agreements at the Company's Donnelly Hohe subsidiary. Having acquired a controlling interest in Donnelly Hohe, the Company now expects to guarantee and increase the amount of the Donnelly Hohe revolving credit agreement by 20.0 million German Marks. These actions are being implemented to increase availability and improve terms of the revolving credit agreements. The Company believes the available borrowing capacity under the revolving credit agreements, combined with funds from operations, will provide the Company with sufficient flexibility to fund European restructuring costs, planned capital expenditures and increased working capital requirements for the foreseeable future. The Company considers, from time to time, new joint ventures, alliances and acquisitions, the implementation of which could impact liquidity and capital resource needs.

  In November 1996, the Company entered into an agreement to sell, on a revolving basis, an interest in a defined pool of trade accounts receivable. The maximum allowable amount of receivables to be sold is $50.0 million. The amount outstanding at any measurement date varies based upon the level of eligible receivables and management's discretion. Under this agreement, $38.8 million of receivables were sold at March 29, 1997, and the proceeds were used to reduce borrowings under the Company's revolving credit agreements. The sale is reflected as a reduction of accounts receivable in the accompanying Condensed Combined Consolidated Balance Sheet and as operating cash flows in the accompanying Condensed Combined Consolidated Statement of Cash Flows. The sale proceeds are less than the face amount of accounts receivable sold by an amount that approximates the purchaser's financing costs of issuing its own commercial paper backed by these accounts receivable. Discount fees of $0.8 million have been included in selling, general and administrative expense in the Company's Condensed Combined Consolidated Statement of Income for the nine month period ended March 29, 1997. The Company, as agent for the purchaser, retains collection and administrative responsibilities for the participating interests of the defined pool.

  Working capital was $44.0 million at March 29, 1997, compared to $63.5 million at June 29, 1996, resulting in current ratios of 1.4 and 2.0, respectively. The decrease in the current ratio for the period was due to the sale of $38.8 million of accounts receivable at March 29, 1997, offset by the addition of Donnelly Hohe's working capital. The Company's working capital was $40.5 million and its current ratio was 1.7 at July 1, 1995. The increase in working capital at June 29, 1996, compared to July 1, 1995, was due to an increase in accounts receivable resulting from higher sales and the timing of customer payments, in addition to higher customer tooling and inventories to support new business programs reaching full production in the first quarter of 1997. The Company's accounts receivable balance as a percent to net sales increased from 13.3% at July 1, 1995, to 16.8% at June 29, 1996. With respect to the timing of customer payments, the Company's North American customers pay the Company on pre-established payment dates ranging from the 25th to the 30th of each month. Therefore, a number of customer payments were not received by the June 29, 1996 balance sheet date, accounting for the increase in accounts receivable compared to July 1, 1995.

  The Company's $80.0 million United States revolving credit agreement had borrowings against it of $0.7 million at March 29, 1997, compared to $35.4 million at June 29, 1996. The decrease is primarily due to the sale of $38.8 million of accounts receivable at March 29, 1997, the proceeds of which were used to reduce borrowings against the Company's revolving credit agreement. Donnelly Hohe's 75.0 million German Mark (approximately $45.0 million) revolving credit agreements had borrowings against them of approximately $33 million as of February 28, 1997, which was the end of Donnelly Hohe's third fiscal quarter.

  Capital expenditures for the first nine months of 1997 and 1996 were $20.2 million and $18.8 million, respectively. Capital expenditures for 1996 were $20.6 million compared to $29.2 million for 1995, and $35.3 million for 1994. Capital expenditures were lower in 1996 due to the completion of the building additions during the last two years to the Company's Langres, France, and Newaygo, Michigan facilities. These additions were built to support new business programs, the transfer of the outside mirror glass product line to Mexico and the consolidation of two older interior mirror operations into a new facility in Holland, Michigan. Capital expenditures in 1996 include costs for equipment to support new business for complete exterior mirrors, door handles and modular window encapsulation, bonding and hardware programs. Excluding Donnelly Hohe, capital expenditures in 1997 are expected to be somewhat higher than capital expenditures in 1996. An additional $4.0 to $6.0 million of capital expenditures by Donnelly Hohe will be included in the consolidated financial statements of the Company due to the consolidation of Donnelly Hohe. The Company does not have any material commitments for capital expenditures other than those arising out of the normal course of business, which were approximately $9.0 million at June 29, 1996. The Company expects that capital spending will increase in 1998 by approximately 45%-55% of the 1997 spending level primarily due to new business in interior lighting and trim, diffractive optics and electrochromic mirrors.

  Except for Mexico, the value of the Company's consolidated assets and liabilities located outside the United States and income and expenses reported by the Company's foreign operations may be affected by translation values of various functional currencies. Translation gains and losses adjustments are reported as a separate component of shareholders' equity. For the Company's subsidiary in Mexico, whose functional currency is the United States Dollar, transaction and translation gains or losses are reflected in net income for all accounts other than intercompany balances of a long-term investment nature, for which the translation gains or losses are reported as a separate component of shareholders' equity. Foreign currency transaction gains and losses included in other income are not material for any period reported.

  The Company utilizes interest rate swaps and foreign exchange contracts to manage exposure to fluctuations in interest and foreign currency exchange rates. The risk of loss to the Company in the event of nonperformance by any party under these agreements is not material.

RECENTLY ISSUED ACCOUNTING STANDARDS

  Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires long-lived assets, including the excess of cost over the fair value of assets of businesses acquired, to be reviewed for impairment losses whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future net cash flows generated by the assets. The Company adopted SFAS No. 121 in the first quarter of 1997. The effect of adoption was not material to the accompanying financial statements.

  SFAS No. 123, "Accounting for Stock-Based Compensation," allows companies to continue to account for their stock-based compensation plans in accordance with APB Opinion No. 25, but encourages the adoption of a new accounting method to record compensation expense based on the estimated fair value of employee stock-based compensation. Companies electing not to follow the new fair value based method are required to provide expanded footnote disclosures, including pro forma net income and earnings per share, determined as if the Company had adopted the new method. The Statement is effective for the Company's fiscal year ending in 1997. Management intends to continue to account for its stock-based compensation plans in accordance with APB Opinion No. 25 and provide the supplemental disclosures as required by SFAS No. 123.

  SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," provides accounting and reporting standards for sales, securitizations, and servicing of receivables and other financial assets, accrued borrowing and collateral transactions, and the extinguishments of liabilities.

The Company is required to adopt the Statement for all transactions occurring after December 31, 1996, including transfers of assets pursuant to securitization structures that previously were entered into. The adoption of this Statement will not be material to the accompanying financial statements.

  SFAS No. 128, "Earnings Per Share," establishes standards for computing and presenting earnings per share ("EPS") and simplifies the standards previously found in APB Opinion No. 15, which has been superseded. It replaces the presentation of primary EPS with a presentation of basic EPS, which excludes dilution and is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB No. 15. This Statement is effective for the Company in 1998, and requires restatement of all prior-period EPS data presented. It is not expected to have a material effect on the accompanying financial statements.

  SFAS No. 129, "Disclosure of Information about Capital Structure," establishes standards for disclosing information about an entity's capital structure. This statement is effective for the Company in 1998 and will not have a material effect on the accompanying financial statements.

  No other recently issued accounting standards are expected to have a material impact on the Company.

                                   BUSINESS

GENERAL

  Donnelly Corporation produces a complete line of automotive rearview mirror systems and believes it is the world's largest supplier of such systems. In 1996, the Company sold approximately 17.5 million interior rearview mirrors worldwide, more than any other company in the world. The Company is also a leading supplier of modular window systems and an emerging supplier of innovative automotive lighting and trim products. The Company serves automotive customers throughout the world from manufacturing locations in North America and Europe and through joint ventures in Asia. The Company's primary customers in North America include Chrysler, Ford and General Motors, and the North American operations of Honda, Toyota, Izuzu and Mazda. The Company's primary customers in Europe include BMW, Volkswagen, Volvo, SEAT, Renault and Audi. From 1992 through 1996, the Company's net sales grew from $271.4 million to $439.6 million, representing a compound annual growth rate of approximately 13%. The Company's net sales for 1996 were $664.4 million on a pro forma basis to reflect the consolidation of Donnelly Hohe.

  The Company's products include rearview mirror systems, modular windows, interior lighting and trim components. The Company produces a full line of automotive rearview mirror systems, including interior prismatic base mirrors, mirrors with added features such as integrated compasses and lights, and exterior rearview mirrors. The Company also produces advanced, technology interior and exterior electrochromic mirrors that automatically dim when headlights approach from the rear. The Company believes that electrochromic mirrors represent a significant growth opportunity, and that the settlement of patent litigation concerning this technology will allow the Company to compete more vigorously in the market for electrochromic mirrors.

  The Company pioneered and is a leading supplier of modular window systems, which are produced by molding glass, weather stripping and other materials into a single unit designed for ease of assembly by automakers. The Company uses its expertise in glass fabrication, plastics and optics technology to develop, manufacture and sell advanced interior lighting and trim products. The Company also seeks to develop synergistic products and businesses, including coated glass products for computer applications, advanced plastic diffractive optical systems and, through its 25.6% ownership of Vision Group, microchip-based electronic vision systems.

  The Company expects to invest approximately 5.0% of its net sales each year in research and development. The Company's core technologies include glass fabrication and encapsulation, electrochromics, optics and lighting, electronic applications, painting and precision coatings, precision plastic injection molding, and the design, assembly and system integration of complex components. The Company continually seeks to use its technological capabilities to create innovative value-added features for its existing products, such as automatic electrochromic dimming and the integration of lights and compasses into automotive mirrors. Since January 1, 1996, the Company has been awarded over 20 new patents, including patents relating to electrochromic mirrors, flush surface windows, automotive vision systems and advanced diffractive optics. The Company believes that its manufacturing know-how, design of its own manufacturing equipment and development of manufacturing processes provide a strong foundation for its success.

  The Company believes that its growth has resulted from its commitment to research and development, close working relationships with customers, a strong international presence, a skilled and dedicated workforce and a participative management approach. As a result of its capabilities and business strategy, the Company believes it is well-positioned in its existing markets to compete effectively and to pursue additional growth and product opportunities.

EXPANSION OF EUROPEAN OPERATIONS

  The Company has manufactured and marketed products in Europe since establishing its own manufacturing facility in Ireland in 1968. During the past two years, the Company has significantly expanded its presence in Europe by opening a modular window manufacturing facility in Langres, France in 1996, and through the acquisition of a controlling interest in Donnelly Hohe, headquartered in Collenberg, Germany. The acquisition of Donnelly Hohe provides the Company with manufacturing facilities in Germany and Spain and positions the Company as a leading European producer of interior and exterior automotive rearview mirrors, automotive tooling and electronics components related to mirror systems. The Company believes that the expansion of its European operations will play a crucial role in maintaining the Company's position as a global leader in the market for automotive rearview mirrors and will also offer significant opportunities for the Company to market its modular windows, interior lighting, trim components and other products in Europe and elsewhere.

  Although the Company made its first substantial investment in Donnelly Hohe in April 1995, the financial results of Donnelly Hohe were not consolidated with the Company's financial results until the Company acquired a controlling interest in October 1996. The European operations acquired as a result of the Donnelly Hohe acquisition represented approximately 33% of the Company's assets as of March 29, 1997, and have contributed approximately 30% of the Company's net sales for the nine month period ended March 29, 1997, pro forma for the consolidation of Donnelly Hohe. See "Selected Combined Consolidated Financial Data."

  The Company's strategic decision to expand its European operations provides the Company with a number of benefits, including:

  . An expanded European customer base, including major European automakers such as BMW, Volkswagen, Volvo, SEAT, Renault and Audi.

  . A significant manufacturing presence in continental Europe, which includes five manufacturing facilities in Germany, France and Spain.

  . Increased market share and production of exterior rearview mirrors. The Company is the leading supplier of exterior rearview mirrors in Europe.

  . Numerous production, purchasing and technological synergies, serving to improve the Company's position in the global marketplace.

  . Increased penetration of the Company's modular windows, electrochromic mirrors and interior lighting and trim products in the European market and exterior rearview mirrors in the worldwide market.

  When the Company made the strategic decision to acquire Donnelly Hohe in 1995, the Company anticipated that significant changes in the management, administration and manufacturing systems of Donnelly Hohe would be necessary to improve the competitiveness of the European operations and achieve the Company's objectives. The Company first focused on improving the management of its European operations. After acquiring control of Donnelly Hohe in October 1996, the Company announced its intention to restructure its European operations in Germany, France, Ireland and Spain. The restructuring is designed to realign the Company's European manufacturing capacity and to reduce future operating costs, primarily by reducing the number of non-production employees in the Company's European operations. The restructuring is intended to result in reductions in operating costs through improved quality, better personnel training and management and outsourcing certain production. The restructuring also involves reorganizing product lines and production to realize efficiencies in the production process. The Company is in the process of finalizing the details of the planned restructuring and has begun implementing this restructuring plan. Management believes that the expense of the restructuring (primarily severance payments resulting from a reduction in the number of non-production employees) will reduce net income by approximately $3.5 to $4.5 million in the fourth quarter of 1997.

  The Company believes that the expansion of its European operations will play a crucial role in maintaining the Company's position as a global leader in the market for automotive rearview mirrors and will also offer significant opportunities for the Company to market its modular windows, interior lighting, trim components and other products in Europe and elsewhere.

INDUSTRY OVERVIEW

  A number of trends in the global automotive market have had and will continue to have a fundamental impact on the Company's future profitability and growth prospects, including: the purchase of integrated modules and systems, the competitive pricing dynamics of the automotive industry, the expansion of automotive supplier responsibilities and the globalization of the automotive supplier base. These trends have contributed to the consolidation of automotive suppliers, which the Company expects will continue. The Company has carefully assessed these automotive trends in formulating its strategy for future growth and believes it is well-positioned to respond to these current and anticipated demands.

  Purchase of Integrated Modules and Systems. Automakers are relying increasingly on suppliers who can provide entire modular components and systems rather than a number of separate components. Automakers can reduce their own internal engineering efforts and the number of suppliers by purchasing systems rather than components. Management believes the engineering and technological challenges facing systems suppliers will continue to grow as these systems become more complex. To strengthen the Company's position as a major supplier of automotive mirror, window and interior lighting and trim products, the Company has pioneered integrated modules such as modular windows and is actively implementing its systems philosophy. This continuing shift will create new opportunities for the Company to utilize its engineering capabilities and low-cost, quality manufacturing.

  Competitive Pricing Dynamics. In an effort to reduce costs and to ensure the affordability and competitiveness of their products, many automakers are sourcing automotive components by establishing a target price for the vehicle and systematically dividing this price into system and component target prices. In addition, automakers are often requiring annual price reductions for the vehicle's systems and components. As a result, these competitive pricing dynamics have generally required automotive suppliers to focus on continually reducing product costs while improving quality standards. The Company is using its technology and manufacturing capabilities and is implementing strategic production and management systems to remain competitive in the automotive market and to meet the target price objectives of its customers.

  Expansion of Automotive Supplier Responsibilities (Outsourcing). Since the 1980s, Ford, Chrysler and General Motors have been actively reducing their respective supplier bases to include those suppliers who accept significant responsibility for product management and meet increasingly strict standards for product quality, on time delivery and manufacturing costs. Ford, Chrysler and General Motors are increasing their reliance on such outside suppliers and reducing their own design, tooling and production of component parts. Automotive suppliers are increasingly expected to participate in and control all aspects of the production of system components, including design, development, component sourcing, manufacturing, quality assurance, testing and delivery to the customer's assembly plant. The key success factors for suppliers to automakers have changed from pure cost minimization to total program management that encompasses state-of-the-art design, manufacture and delivery of high quality products at competitive prices. The Company believes that many suppliers do not have the capabilities to meet the increasingly rigorous automotive customer requirements and that the automotive supplier market will be divided among a smaller group of key suppliers. Management believes that early involvement in the design and engineering of new components affords the Company a competitive advantage in securing new business and provides its customers with significant cost reduction opportunities.

  Globalization of the Automotive Supplier Base. The Company believes that automakers will increasingly seek suppliers who can fulfill the automakers' requirements worldwide and that particular vehicle models will increasingly contain components sourced on a worldwide basis. The Company believes that the trend towards non-U.S. automakers acquiring and building manufacturing facilities in the U.S. also contributes to the globalization of the automotive market and the automotive supplier base. The trend towards globalization is further reflected in the fact that several automakers have announced certain models designed for the world automotive market and have encouraged their existing suppliers to establish foreign production support for these "world car" programs. The Company believes the trend toward global sourcing will benefit the Company due to the Company's established international presence, its global design and manufacturing expertise, and its close relationships with its global customers.

BUSINESS STRATEGY

  The Company intends to capitalize on trends in the automotive industry through the development of its technology and expansion of its product line and customer base. The key elements of the Company's strategy include:

  Grow Through Modular Systems and Value-Added Products. The Company seeks to achieve sales and earnings growth within its existing product markets through effective use of its design, manufacturing and marketing capabilities. In 1995, the Company reorganized its marketing organization to better serve its automotive customers. The Company's marketing efforts are organized into strategic customer business units that work to address the needs of each customer and provide innovative solutions early in the customer's design and development process. The Company seeks to become the supplier of choice for automotive rearview mirrors, modular windows and interior lighting and trim products. The Company seeks to provide integrated solutions for customers using the Company's capability to design, manufacture and deliver a wide range of automotive products, including interior and exterior rearview mirrors, modular windows and interior lighting and trim. For example, the Company supplies interior and exterior rearview mirrors, door handles, modular window systems for all windows (except the windshield), and various interior trim lighting products for the Ford Expedition model. The Company also uses its technology and product development capabilities to market innovative value-added features, such as electrochromic dimming technology, lights and compasses integrated into mirrors, and interior lighting using optics technology to increase light while reducing glare. The Company is targeting automotive lighting and interior trim as a significant growth area for the Company. As a result of these strategies, the Company's dollar content per vehicle produced in North America has increased from $6.24 in 1986 to $25.05 in 1996. The Company believes its design and manufacturing capabilities, strong customer relationships and international presence will enable the Company to achieve sales and earnings growth within its product markets.

  Improve Productivity. The Company has implemented strategic business systems as part of an integrated philosophy designed to develop, design, manufacture and deliver the Company's products to satisfy the engineering, cost, quality and delivery standards of the Company's customers. The Company is committed to improving productivity by designing products for ease of manufacture. The Company also works closely with its customers to realize efficiencies in the design, development and manufacturing process. As a result of the ongoing implementation of quality, production and program management systems, the Company's net sales per employee have increased at a compound annual growth rate of approximately 9% from 1992 through 1996. The Company has received numerous awards in recent years, including the Ford Q1 Preferred Quality Award, the Ford Full Service Supplier Award, the Chrysler Gold Pentastar, General Motors Supplier of the Year, Toyota Superior VA/VE Performance Award, the Toyota Delivery Award and the Nissan Quality Master Award. See "Business Systems." The Company believes that it is well-positioned to respond to and compete within the competitive pricing dynamics of the automotive supply industry.

  Expand Technology and Product Development Capabilities. The Company places a major emphasis on research and development to help meet the needs of customers and expand its product lines. The Company's technical capabilities have resulted in the development of new and improved products, including techniques for mass production of day/night prismatic mirror glass in the 1940's, and the introduction of chrome-coated exterior mirror glass in 1958, modular windows in 1974, convex outside mirror glass in 1975, lighted rearview mirrors in 1985, heavy truck solid state electrochromic mirrors in 1991, flush mounted hinged window assemblies in 1996 and advanced diffractive optics in 1997. The Company expects to spend approximately 5.0% of its net sales each year on research and development. Over 200 of the Company's employees (including 10
PhDs) are involved in research and development, including product specific design and development. The Company's polyvinyl chloride ("PVC") research and computer-aided plastic molding simulations have contributed significantly to its position as a leading supplier of modular windows. The Company strives to be the technological leader in its markets by continually enhancing the Company's core technologies. The Company believes that its technological and product development capabilities will enable the Company to provide sophisticated integrated modules and systems and to perform the increased responsibilities automotive suppliers are expected to manage. See "--Product Development and Technology."

  Expand Global Presence. The Company has developed a significant global presence with operations in North America and Europe and through joint ventures in Asia. The Company has been manufacturing in Europe since 1968 and has operated a sales and marketing office in Japan since 1983. At present, approximately 2,200 of the Company's approximately 4,700 employees live and work outside of the United States. The Company intends to continue to expand its global presence to meet the needs of its customers. The Company's recent expansion of its European operations provides the Company with a major increase in its European sales volumes and customer base and provides the Company with a base of operations from which to expand in the future. The Company's international operations also create important synergies and access to new markets and technologies. To increase its manufacturing and sales presence in Asia, in the fourth quarter of 1996 the Company formed the Shanghai Fu Hua joint venture in mainland China to manufacture modular windows. In the first quarter of 1997 the Company formed Shunde Donnelly Zhen Hua Automotive Systems Co., Ltd., a joint venture in mainland China, to manufacture interior and exterior mirrors. The Company believes that it is well-positioned to adapt to and benefit from the globalization of the automotive supplier base.

  Create Additional Product and Market Opportunities. The Company seeks to use its technology and manufacturing capabilities both directly and through joint ventures to develop product improvements and new products for both automotive and non-automotive markets. The Company effectively implemented this strategy with its investment in Vision Group, a developer of microchip-based electronic vision systems. The Company presently owns 25.6% of Vision Group's outstanding common stock, which is traded on the London Stock Exchange. The Company is also seeking additional opportunities in connection with its Donnelly Optics subsidiary which is dedicated to commercializing low cost, high quality, advanced diffractive optics for both automotive and nonautomotive applications. Potential applications of diffractive optics technology include automotive lighting and fiber optic networks. In the first quarter of 1997, the Company created a joint venture named Donnelly Electronics LLC that will specialize in the design and manufacture of electronic components and sub-assemblies. In addition, the Company continues to pursue and evaluate new opportunities to create additional products and serve new markets.

PRODUCTS AND MARKETS

 Automotive Rearview Mirror Systems

  The Company began producing prismatic day/night mirror glass in 1939, and today manufactures a wide range of interior and exterior rearview mirror products and believes it is the world's largest producer of automotive rearview mirror systems.

  Interior Rearview Mirrors. The Company has a predominant share of the U.S. market for interior rearview prismatic mirrors and in 1996 sold approximately
17.5 million units worldwide, more than any other company in the world. The interior rearview mirror product line ranges from the basic day/night flip mirror to rear-vision systems that incorporate a variety of sophisticated electronic features into complex modular interior rearview mirror assemblies. The Company continues to design and market innovative value-added features integrated into the rearview mirror such as lights and electronic compasses.

  The Company manufactures and markets automotive interior rearview mirrors using patented electrochromic technology that automatically dims the mirror when headlights approach from the rear. Electrochromic rearview mirrors are a value-added substitute for traditional prismatic base mirrors and are sold for a higher dollar price per unit than prismatic base mirrors. The Company believes that electrochromic rearview mirrors currently represent approximately 10% of all interior rearview mirrors in the North American market for the 1996 model year. In 1996, electrochromic mirrors were offered on approximately 51 new car models in North America, compared to only approximately 19 models in 1991. The Company believes that electrochromic mirrors will represent an increasing share of the rearview mirror market, both in terms of number of units and dollar volume, and represent a significant growth area for the Company.

  The Company is in the process of developing electronic vision systems for vehicles that make use of advanced sensors and video microchip technology to control dimmable interior and exterior mirror systems. Although not yet commercialized, the development of this technology is part of the Company's strategy to be a technology leader in the market for automotive rearview vision systems.

  Exterior Rearview Mirrors. The Company has used its expertise and customer relationships in the interior mirror market to develop its product line and increase its share of the market for complete exterior mirror systems. The recent expansion of the Company's European operations has substantially increased the Company's production capacity and sales of exterior rearview mirrors, particularly in the European market. The Company believes that its increased presence in the European market will assist the Company in increasing its sales of exterior rearview mirrors in North America and other markets. The Company supplies exterior rearview mirror assemblies primarily to Honda, Ford and Mazda in the United States and to major European automakers including BMW, Volkswagen, SEAT, Renault and Audi in Europe. Exterior rearview mirrors are combined with automatic or manual adjusting mechanisms, wire harnesses and other hardware into an injection-molded, color-matched housing and are more complex than base interior rearview mirrors. The per vehicle sales price of exterior mirrors substantially exceeds that of interior rearview mirrors due to the greater complexity of exterior rearview mirrors and the fact that most new vehicles are equipped with two exterior rearview mirrors.

  The Company manufactures and markets dimmable electrochromic exterior rearview mirrors. The Company believes that electrochromic rearview mirrors currently represent only 3% of all exterior rearview mirrors in the North American market for the 1996 model year. The Company believes that electrochromic exterior rearview mirrors will represent an increasing share of the rearview mirror market, both in terms of number of units and dollar volume, and that the electrochromic mirror market presents a significant growth opportunity for the Company. See "--Interior Rearview Mirrors."

  In 1996, the Company introduced its patented Illuminator(TM) ground illumination mirror, the world's first commercial automotive outside mirror that includes remote-control security lighting. The Illuminator(TM) can also be equipped with electrochromic dimming and exterior turn indicators. The Illuminator(TM) was recognized as one of the "1996 100 Best of What's New Products" by Popular Science magazine. The Illuminator(TM) is initially being offered as an option on the Lincoln Mark VIII. The Company is aggressively marketing the Illuminator(TM) to its customers.

 Modular Windows

  The Company pioneered and today is a leading supplier of modular windows. Modular windows, which have continued to increase in popularity since their introduction, are produced by molding glass, hardware, weather stripping and other components into a single unit assembly and can be used for all automotive windows and sunroofs. The Company believes its modular windows offer improved quality and aerodynamics, greater design flexibility and lower production costs for automakers than conventional automotive windows. A recent technological innovation by the Company is flush surface windows that involve single-sided encapsulation, bonding of hardware directly to glass and the incorporation of color-matched body hardware into the window system.

  The Company's modular window assemblies are used for rear and liftgate windows, quarter windows, aperture windows, fixed vent windows, roll-up windows, sun roofs, and rear windows. The Company produces modular windows for Chrysler, Ford, General Motors, Honda, Isuzu and Toyota. The Company's modular windows are used on many popular vehicles such as the Chrysler Caravan/Voyager minivan, the Jeep Grand Cherokee, the Ford Expedition, and the Ford Taurus/Sable. Modular window technology can also be used for windshields, although the Company does not currently produce modular windshields.

  The Company believes that its materials technology and manufacturing capabilities provide a significant competitive advantage in the market for modular windows. Modular windows can be molded using polyvinyl chloride ("PVC") or a urethane reaction injection molding process ("RIM"). The PVC process is less expensive primarily because the material is less costly and does not require painting. PVC, however, is more difficult to mold, particularly for large windows. The Company believes that its ability to design and mold windows in either process and its expertise in PVC molding are significant competitive advantages.

  The Company believes that the increasing use of modular windows reflects trends in the automotive industry towards increased levels of outsourcing, demand for integrated modules and systems and reliance on suppliers for design and manufacturing. The Company expects continued growth in the global modular window market, as evidenced by the number of modular windows that automakers have specified for future models.

 Interior Lighting and Trim

  The Company manufactures various interior trim products including dome lights, interior door lights, map lights, courtesy lamps, lighted and non-lighted grab handles and trim components such as overhead consoles. The Company believes its automotive lighting systems have been well-received by the marketplace largely because of the Company's expertise in developing precision optical lenses. The Company's extensive capabilities in advanced optics technology, precision plastic injection molding, glare management and automotive electronics provide a competitive advantage for the Company's automotive interior lighting and overhead trim products. These skills enable the Company to produce interior lighting that is highly focused and directed within the vehicle which significantly reduces unwanted spill-over glare.

  The Company believes that automakers will increasingly seek suppliers who can provide complete interior lighting and trim systems. The Company's goal is to be the leading supplier of interior overhead trim that incorporates advanced electronic and lighting systems. The Company's customers for those products will integrate them into larger, complete interior systems that will then be assembled into the automaker's final products. The Company currently supplies these products for Chrysler, Ford, General Motors, Honda, Mercedes Benz, Nissan and Toyota.

  A new product area for the Company, arising out of established skills in automotive paint and plastic molding, is the manufacture of exterior trim components. The Company is now producing a wide variety of exterior door handles for Ford, Honda and Mazda.

 Non-Automotive Businesses

  The Company is committed to its core automotive businesses. However, the Company has developed a number of significant non-automotive businesses and relationships over the years, which arose from core technologies that had applications outside of the automotive industry. The Company's non-automotive businesses have been structured to be operated independently from the Company's core automotive business.

  The Company's Information Products division is the Company's principal non-automotive business and develops, manufactures and supplies various electrically conductive, transparent, thin-film and coated glass products. These products are used in computer applications such as touch-screens, contrast enhancement computer screens, computer face plates that shield the operator from terminal emissions and pen-interface electronic devices. The Company is involved in a legal dispute concerning the Company's Information Products division. See "--Litigation."

  In January 1997 the Company formed Donnelly Optics, located in Tucson, Arizona, to commercialize low cost, high quality, advanced diffractive optics for both automotive and non-automotive applications. The Company has been issued a patent and believes this new optics development significantly improves lighting and imaging systems through the use of diffractive optics which involves the precise bending and directing of light rays. The Company believes that potential applications for its diffractive optics technology include automotive lighting, fiber optic networks, and cameras.

  Although not yet commercialized, the Company has announced that it has successfully completed Phase I of an electrochromic window development program supported by grant funding from the United States Department of Energy. Electrochromic windows can be electronically darkened to screen out unwanted sunlight during the day and returned to a clear state at night or on cloudy days. The Company believes this technology has commercial potential in vehicles and buildings.

 Joint Ventures and Affiliates

  Vision Group. The Company is working with Vision Group to produce electronic vision systems for the world automotive industry using an innovative video microchip developed by Vision Group. The Company and Vision Group, which is located in Edinburgh, Scotland, have been collaborating to produce smart chips that can perform a variety of functions in a vehicle including control of advanced mirror systems, video displays, lighting control and security devices. In March 1995, Vision Group completed an initial public offering of its common stock, which is listed on the London Stock Exchange. The Company owns 25.6% of the outstanding common stock of Vision Group.

  Automotive Joint Ventures in China. The Company is actively pursuing opportunities to expand its manufacturing presence and market penetration of modular windows and rearview mirrors in Asia, particularly in China. The Company formed Shunde Donnelly Zhen Hua Automotive Systems Co., Ltd. ("Zhen Hua"), a joint venture with Shunde Zhen Hua Automobile Parts Co., Ltd, in the first quarter of 1997. The Company has a 30% interest in the Zhen Hua joint venture and has an option to purchase an additional 30% interest. The Zhen Hua joint venture manufactures interior and exterior mirrors for automakers throughout southern China, including the Chinese operations of Volkswagen, Isuzu, and Chrysler. Zhen Hua operates out of three owned buildings in Shunde, China, and approximately 200 Shunde Zhen Hua employees currently are employed at these facilities.

  In the fourth quarter of 1996, the Company formed a 50-50 joint venture named Shanghai Donnelly Fu Hua Window Systems Company Ltd. ("Fu Hua") to produce framed glass products for the Asian automotive industry. Shanghai Fu Hua Glass Company is the Company's joint venture partner and is itself a joint venture between Ford Motor Company and Shanghai Yao Hua Glass Works. The joint venture is expected to begin manufacturing modular windows by the end of 1997.

  Donnelly Electronics. In the first quarter of 1997, the Company created a new affiliate, Donnelly Electronics, LLC that will specialize in the design and manufacture of automotive electronic components and sub-assemblies. The new company is a joint venture between the Company and an individual with expertise in automotive technology. The Company owns 19% of Donnelly Electronics with the option to acquire up to 27% of the company. Based in Flint, Michigan, Donnelly Electronics will initially produce the electronic components that Donnelly uses for products such as electrochromic rearview mirrors and electronic compass systems. In addition to supporting the automotive electronic needs of the Company, Donnelly Electronics will pursue business with other automotive suppliers that are not competitors of the Company.

  Coated Glass. Applied Films Corporation ("AFC") is a major manufacturer of thin-film coated glass used in the production of liquid crystal displays ("LCD's") and of equipment used to manufacture these products. LCD's are widely used in watches, games, calculators and instrumentation. AFC is located in Boulder, Colorado. The Company owns 50% of the outstanding common stock of AFC, but is currently exploring opportunities to exit this business. The Company also owns 50% of a Chinese joint venture named Donnelly Yantai Electronics Corporation, Ltd., which produces coated glass similar to those produced by AFC for sale in the Chinese LCD market. The Donnelly Yantai joint venture operates in the Yantai Peninsula of the People's Republic of China.

PRODUCT DEVELOPMENT AND TECHNOLOGY

  Continued emphasis on effective research and product development is a key part of the Company's strategy for future growth. The Company believes that its technological and product development capabilities will enable the Company to provide sophisticated integrated modules and systems and to perform the increased responsibilities automotive suppliers are expected to manage.

  The Company expects to spend approximately 5.0% of its net sales each year on research and development. Approximately 80% of the Company's research and development expenditures are product specific and conducted by the Company's product engineers. The Company has a corporate applied research group, including 10 Ph.Ds, located at research facilities in Holland, Michigan, and at a separate applied research center in Tucson, Arizona. The Company owns approximately 140 patents and has licenses for other patents and technology. The Company also licenses certain of its own patents and technology to others. The Company believes its manufacturing know-how, design of its own manufacturing equipment and development of manufacturing processes are another important competitive advantage. See "--Business Strategy."

MARKETING AND CUSTOMERS

  The Company produces and markets a complete line of automotive rearview mirror systems and other products to automakers throughout the world. In 1995, the Company reorganized its marketing structure to better serve its automotive customers. The Company's marketing efforts are organized into strategic customer-focused business units that work to address the needs of each customer and provide innovative solutions early in the customer's design and development process. Through such efforts, the Company seeks to become the supplier of choice for automotive rearview mirrors, modular windows and interior lighting and trim products. The Company markets integrated solutions for customers using the Company's capability to design, manufacture and deliver a wide range of automotive products. The Company also uses its technology and product development capabilities to market innovative value-added features, such as electrochromic dimming technology, lights and compasses integrated into mirrors, and interior lighting using optics technology to increase light while reducing glare.

  The Company recently significantly expanded its European operations, marketing and customer base. Net sales from European operations are expected to constitute approximately 38% to 40% of the Company's total net sales in 1997, on a pro forma basis. The Company also operates a permanent marketing and technical liaison office in Japan, which oversees its activities in Japan and other Asian countries.

  In 1996, approximately 81% of the Company's total net sales (excluding Donnelly Hohe) were to Chrysler, Ford, General Motors and Honda, and represented 54% of the Company's total net sales on a pro forma basis to reflect the consolidation of Donnelly Hohe. The Company believes that the recent expansion of its European operations will assist the Company in broadening its customer base, particularly in Europe. See "Risk Factors-- Dependence on Principal Customers." The Company typically produces automotive products under purchase orders for specific models with shipments made against releases based upon production of that model. Although the Company typically does not have long-term contracts with its customers, automakers typically continue using the same supplier once the automaker has begun manufacturing a vehicle. Purchase orders are renegotiated annually, especially as to price. The Company has existing orders requiring annual price reductions.

  Interior Rearview Mirrors. In 1996, the Company sold approximately 17.5 million interior rearview mirrors worldwide, more than any other company in the world. The following table is a summary of various customers for which the Company will supply interior rearview mirrors during fiscal 1997:

  INTERIOR REARVIEW MIRROR CUSTOMERS

  Ford                              Fuji                      Peugeot
  Chrysler                          Hyundai                   Porsche
  General Motors                    Isuzu                     PSA
  Honda                             Jaguar                    Renault
  Toyota                            Kenworth Truck            Range Rover
  AM General                        Land Rover                Saab
  Audi                              Leyland DAF               Saturn
  Aston Martin                      Lotus                     SEAT
  BMW                               Mazda                     Subaru
  CAMI Automotive                   Mercedes-Benz             Suzuki
  Citroen                           Mitsubishi                Vauxhall
  Delphi Interior & Lighting        Nedcar                    Volkswagen
  Diamond Star                      Nissan                    Volvo
  Eurostar                          NUMMI                     Winnebago
  Ferrari                           Opel

  In fiscal 1997, the Company will supply electrochromic automotive interior rearview mirrors to Ford, Chrysler, General Motors, Mercedes Benz, Audi, Honda, Mitsubishi and Jaguar.

  Exterior Rearview Mirrors. The following table is a summary of customers for which the Company will supply exterior rearview mirrors during fiscal 1997:

   EXTERIOR REARVIEW MIRROR CUSTOMERS     PLATFORM/MODEL
   ----------------------------------     ------------------------------------
   Ford                                   Expedition; Econoline;
                                          Contour/Mystique; Mondeo; Scorpio;
                                          Galaxy; Transit
   Honda                                  Accord; Acura; Civic
   Mazda                                  Probe
   Audi                                   A6; A8
   BMW                                    3 Series; 5 Series; 7 Series; 8 Se-
                                          ries
   Mercedes Benz                          Vito; Evobus; V-Class
   Mitsubishi                             Carisma
   Opel                                   Combo; Omega
   Porsche                                Boxster; 911
   Renault                                Express; Clio; Safrane; Megan Scenic
   Saab                                   900; 9000
   SEAT                                   Alhambra
   Volkswagen                             Polo; Golf; Passat; Sharan; Trans-
                                          porter
   Volvo                                  40 series; 70 series; 90 series

  In fiscal 1997, the Company will supply electrochromic automotive exterior rearview mirrors to Ford and Jaguar.

  Modular Windows. Most of the Company's sales of modular windows have been directly to automakers, particularly in the United States where the use of modular windows has been more widespread than in Europe or Asia. Through its operations in Langres, France and the acquisition of Donnelly Hohe, the Company intends to aggressively market and increase penetration of modular windows in the European market. The Company recently formed its Fu Hua joint venture to produce and market modular windows in the Asian market. The following table is a summary of various customers for which the Company will supply modular windows during fiscal 1997:

   MODULAR WINDOW CUSTOMERS       PLATFORM/MODEL
   ------------------------       --------------------------------------------
   Ford                           Aerostar; F-150 truck; Expedition; Lincoln
                                  Town Car; Ranger; Sable; Taurus; Thunderbird
   Chrysler                       Caravan; Grand Cherokee; Neon; Voyager;
                                  Town & Country; Viper
   General Motors                 Achieva; Brougham; Cutlass; Grand Am; Lumi-
                                  na; Monte Carlo; Regal; Skylark
   Honda                          Accord; Acura; Civic
   Isuzu                          Rodeo/Passport
   Toyota                         Avalon; Camry; Minivan

  Interior Lighting and Trim. The following table is a summary of various customers for which the Company will supply interior lighting and trim during fiscal 1997, either directly to the automakers or indirectly through other automotive suppliers:

   INTERIOR LIGHTING AND TRIM CUSTOMERS   PLATFORM/MODEL
   ------------------------------------   --------------------------------------------
   Ford                                   Aerostar; Cougar; F-Series truck; Mustang;
                                          Sable; Taurus; Thunderbird;
                                          Windstar; Contour/Mystique; Expedition; Mark
                                          VIII
   Chrysler                               Caravan; Voyager; Grand Cherokee; Dakota;
                                          Ram van
   General Motors                         Blazer/Jimmy; Bravada
   Honda                                  Accord
   Isuzu                                  Rodeo/Passport
   Mercedes-Benz                          AAV Sport Utility
   Nissan                                 Quest; Tsuru GS
   Toyota                                 Camry; Avalon; Lexus; Tacoma

BUSINESS SYSTEMS AND MANUFACTURING

 Business Systems

  The Company has implemented various strategic business systems as part of an integrated philosophy designed to develop, design, manufacture and deliver the Company's products to satisfy the engineering, cost, quality and delivery standards of the Company's customers. The Company is committed to improving productivity by designing products for ease of manufacture. The Company also works closely with its customers to realize efficiencies in the design, development and manufacturing process. Specific business systems initiatives being implemented by the Company include the following:

  The Donnelly Production System is a comprehensive, integrated methodology that includes elements of lean manufacturing, process standardization, continuous improvement, just-in-time delivery and a cross-trained, team-based approach to work. The Donnelly Production System has resulted in improved productivity, cost reduction and employee involvement in the Company's manufacturing, distribution and office support areas.

  The Donnelly Quality System is based on the QS 9000 quality standards agreed to by Chrysler, Ford and General Motors as a uniform standard of quality measurement and compliance. The key to the Donnelly Quality System is the development of measurable quality standards and policies, and their consistent, across-the-board application. The Company's Naas, Ireland facility is QS 9000 certified and substantially all of the Company's United States manufacturing facilities are expected to achieve QS 9000 certification in the fourth quarter of 1997.

  The Donnelly Program Management Process provides a single standard for new product launches, no matter where those products will be made. From a new product's concept through its launch and delivery, the Donnelly Program Management Process outlines processes, testing, financial reviews and customer interaction to be followed.

 Manufacturing

  The Company's automotive manufacturing operations are highly flexible with state-of-the-art equipment, much of which was designed and built by the Company. The Company has been recognized by its customers with many significant supplier awards including the Ford Q1 Preferred Quality Award, the Ford Full Service Supplier Award, the Chrysler Gold Pentastar, General Motors Supplier of the Year, Toyota Superior VA/VE Performance Award, the Toyota Delivery Award and the Nissan Quality Master Award. In addition, the Company's net sales per employee have increased at a compound annual growth rate of approximately 9% from 1992 through 1996.

  Automotive Rearview Mirrors and Trim. The manufacture of both interior and exterior mirrors and interior lighting and trim products requires skills and know-how involving many different processes including glass coating, grinding, cutting and bending, and plastic injection molding. A number of other companies perform some of these required processes, but the Company believes that few have its broad range of skills and technology.

  Modular Windows. The Company uses PVC and RIM injection molding processes in modular window manufacturing. See "--Products." PVC is more difficult to mold, particularly in large windows, because of slower material flow and because of high-pressure clamping of glass, which can cause glass breakage. The breakage problem can be acute in large, expensive windows. To solve these problems, the Company is continually developing know-how and technology in mold design and molding techniques, including polymer characteristic studies and computer-aided design of material flow in the molds. The ability to offer a window in PVC or RIM can be a significant competitive factor at the design stage because it permits the Company to offer the technology that best satisfies the customer's needs. Recent additions to the Company's modular window manufacturing capabilities include hinged and flush surface windows that involve single-sided encapsulation bonding of hardware directly to glass and the incorporation of color matched body hardware into the window system.

  Other Products. The Company has developed proprietary processes and equipment that enable it to coat glass to the high tolerances required for electronics applications. These processes require the coatings to be performed in highly-sophisticated vacuum chambers, most of which were designed and built by the Company. The Company's electronic information products are manufactured primarily by cleaning thin glass sheets, bending the glass when necessary, and coating it with transparent, conductive layers. Some products require screen printing after completion of the coating process.

  Raw Materials. The Company's primary raw materials are glass, resins and adhesives. Glass is supplied by third party glass manufacturers such as PPG Industries, Inc., and by glass manufacturers affiliated with automakers. For modular windows, the automakers contract directly with the glass manufacturers and the Company passes the cost of the glass through to its automotive customers. Resins and adhesives are another important raw material. Most of the resins and adhesives the Company uses are supplied by Condea Vista Company and Dow Chemical, although the Company believes that alternative suppliers are available. An adhesive for one of the Company's principal products is supplied solely by Dow Chemical and the Company believes that an alternative source of supply is not currently available.

COMPETITION

  Competition in the markets for the Company's automotive products is based primarily on manufacturing capabilities, design, quality, cost and delivery. A number of the Company's competitors are divisions or subsidiaries of larger corporations, including vertically integrated glass companies, with greater financial resources than the Company and with well-established relationships with automakers. The level and nature of competition involving the Company's automotive products are varied. See "Risk Factors--Competition."

  Interior Rearview Mirrors. The Company knows of three principal competitors in the U.S. market: one in the market for base interior rearview mirror assemblies, and one in the electrochromic market and one in the lighted mirror market. The Company has several worldwide competitors for interior mirror glass sales in Japan and Europe, although the Company believes each competitor has a smaller market share than the Company. In Europe, the Company competes with several other manufacturers of complete interior rearview mirror assemblies.

  The Company's principal competitor for automatic electrochromic rearview mirrors is Gentex Corporation, which has a dominant share of the market for electrochromic mirrors. The Company and Gentex Corporation had been involved in patent litigation with respect to certain aspects of electrochromic technology. The litigation has previously had an adverse impact on the Company's ability to market interior electrochromic mirrors in the

United States and Europe. During the fourth quarter of 1996, the Company reached a patent and licensing settlement with Gentex Corporation, and management believes that this settlement will facilitate its efforts to market electrochromic mirrors. See "Risk Factors--Competition" and "--Litigation."

  Exterior Rearview Mirrors. The Company has many competitors in the worldwide exterior rearview mirror market. With the Company's recent consolidation of Donnelly Hohe, the Company believes that it is now a leading producer of automotive exterior rearview mirrors. The Company has one competitor in the U.S. market for automatic exterior electrochromic mirrors.

  Modular Windows. The Company has many competitors in the worldwide modular window market. Certain competitors are major automotive glass manufacturers or are closely associated with automobile or glass manufacturers. The Company believes that the glass manufacturers could further vertically integrate into glass molding and that these companies would be significant competitors due to their size. However, the Company believes that it is still a technology leader for glass encapsulation and metal bonding of attachments to glass.

  Other Products. There are many competitors in the market for interior lighting and trim products, many of whom have greater resources and market share than the Company. With respect to its information products business, the Company believes it is the world's leading producer of coated bent glass for the CRT-based electronic display and interactive systems market. Competition in both of these segments is based on price, service and quality.

FACILITIES

  The Company conducts its manufacturing, office and distribution operations in North America, Europe and Asia at the following 31 facilities which together comprise a total of over 2,000,000 square feet:

   LOCATION OF FACILITY      SQUARE FOOTAGE                 USE
   --------------------      --------------   -------------------------------
                                              Manufacturing, Warehouse and
   Holland, Michigan (10)*      889,000       Office
                                              Manufacturing, Warehouse and
   Grand Haven, Michigan        133,000       Office
                                              Manufacturing, Warehouse and
   Newaygo, Michigan*           177,000       Office
   Detroit, Michigan*             4,000       Sales and Marketing Office
                                              Manufacturing, Warehouse and
   Mt. Sterling, Kentucky        37,000       Office
   Tucson, Arizona (2)*          20,000       Research and Sales Office
                                              Manufacturing, Warehouse and
   Naas, Ireland                 84,000       Office
                                              Manufacturing, Warehouse and
   Manorhamilton, Ireland        21,600       Office
                                              Manufacturing, Warehouse and
   Langres, France*              40,000       Office
                                              Manufacturing, Warehouse and
   Collenberg, Germany          207,000       Office
                                              Manufacturing, Warehouse and
   Dorfprozelten, Germany*      296,000       Office
                                              Manufacturing, Warehouse and
   Schleiz, Germany (2)*         85,000       Office
                                              Manufacturing, Warehouse and
   Monterrey, Mexico             40,000       Office
                                              Manufacturing, Warehouse and
   Barcelona, Spain              34,000       Office
                                              Manufacturing, Warehouse and
   Shunde City, China (3)**      74,000       Office
   Shanghai, China**             11,000       Manufacturing and Office
   Tokyo, Japan                   4,000       Sales and Marketing Office
   Goteborg, Sweden               4,000       Design Office

--------
*Leased facilities. Three of the ten Holland, Michigan facilities are leased.
   Approximately 165,000 square feet of the Dorfprozelten, Germany facility is leased. One of the two Schleiz, Germany facilities is leased.
**Owned or leased by a joint venture.

EMPLOYEES

  The Company believes its human resources are one of its fundamental strengths. The Company has operated for over 40 years under a team-based, participative management system. The Company believes that this approach has increased productivity by emphasizing employee opportunity and participation aimed at continuous improvement. The Company believes this emphasis has resulted in enhanced long-term productivity, cost control and product quality and has helped the Company attract and retain capable employees. The Company was rated one of the 10 best companies to work for in America in the most recent edition (1993) of the publication "100 Best Companies to Work for in America."

  The Company currently has approximately 4,700 employees worldwide, and approximately 2,500 work in the Company's North American operations. The Company's non-U.S. employees are primarily located in Germany, Ireland, France, Spain and Mexico. The Company considers its relationship with its employees to be good.

  The Company's United States workforce is non-union. The Company's workforces in Germany, Ireland, Mexico, Spain and France are unionized, as are the workforces of most companies in these countries. The Company has no collective bargaining agreements in Ireland or Mexico, where non-economic terms of employment are governed by statute. The Company negotiates wages and benefits approximately annually with its German, Spanish and Irish workforce. The Company negotiates wages approximately annually and benefits approximately bi-annually with its workforce in Mexico. The Company's French subsidiary is subject to the salary schedule and conditions collectively agreed to on a national and regional basis between employers and employees in the plastics industry. The Company is currently reducing its European workforce as part of its European restructuring plan. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations."

ENVIRONMENTAL MATTERS

  Like similar companies, the Company's operations and properties are subject to a wide variety of increasingly complex and stringent federal, state, local and international laws and regulations, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees (collectively, "Environmental Laws"). As such, the nature of the Company's operations exposes it to the risk of claims with respect to such matters and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims.

  Certain Environmental Laws regulate air emissions, water discharges, hazardous materials and wastes and require public disclosure related to the use of various hazardous or toxic materials. The Company's operations are also governed by Environmental Laws relating to workplace safety and worker health. Compliance with Environmental Laws may require the acquisition of permits or other authorizations for certain activities and compliance with various standards or procedural requirements.

  The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA") and similar state laws provide for responses to and liability for releases of certain hazardous substances into the environment. These obligations are imposed on the current owner or operator of a facility, the owner or operator of a facility at the time of the disposal of hazardous substances at the facility, on any person who arranged for the treatment or disposal of hazardous substances at the facility, and on any person who accepted hazardous substances for transport to a facility selected by such person. Generally, liability under CERCLA is strict, joint and several. The Company, among others, has been identified as a potentially responsible party ("PRP") based on its disposal of hazardous substances at three third party sites that are subject to investigation and cleanup of contamination. The Company has resolved its liability at two of these sites pursuant to separate settlements. Based on information known at this time, the Company does not expect its liability at the third site to be material.

  Based upon its experience to date, the Company believes that the future cost of compliance with existing Environmental Laws, and liability for known environmental claims pursuant to such Environmental Laws, will not have a material adverse effect on the Company's financial position or results of operations and cash flows. However, future events, such as new information, changes in existing Environmental Laws or their interpretation, and more vigorous enforcement policies of regulatory authorities, may give rise to additional expenditures or liabilities that could be material.

LITIGATION

  On January 21, 1997, Midwest Manufacturing Holdings, L.L.C. ("Midwest") filed a lawsuit against the Company in Cook County, Illinois Circuit Court with respect to terminated discussions regarding the possibility of Midwest's acquisition of the Company's Information Products business. The litigation has been removed to the Federal District Court for the Northern District of Illinois. Midwest alleges that a verbal agreement to purchase the Information Products business had been reached, and has filed its lawsuit in an attempt to compel the Company to proceed with the sale and to pay unspecified damages. Management believes that the claim by Midwest will be resolved without a material adverse effect on the Company's financial condition or results of operations and liquidity.

  In April 1996, the Company reached a patent and licensing settlement with Gentex Corporation that resolved patent litigation between the two companies relating to automotive electrochromic rearview mirrors. In the settlement, the Company and Gentex Corporation agreed to cross-license certain patents, which each company may practice within its own core technology. The Company's core electrochromic technology achieves dimming by electrochromic coloration of a solid film, and the Company manufactures and markets electrochromic mirrors using the Company's solid film electrochromic technology. In the settlement, the parties also agreed not to pursue patent litigation against each other on certain other patents for a period of four years. In addition, Gentex Corporation agreed to pay the Company a settlement of $6.0 million in patent settlement fees plus a $0.2 million contingent payment if the Company prevails in its appeal involving the Company's lighted mirror patent. The Company used the settlement proceeds primarily to offset related patent litigation costs that had previously been capitalized and recognized a gain of $2.3 million net of those costs. Management believes that the settlement with Gentex Corporation is a positive development for the Company that will allow the Company to compete more vigorously in the market for electrochromic mirrors.

  In June, 1994, the Company entered into a joint venture with Happich Fahrzeug-InnausstaHung GmbH of Germany ("Happich") to purchase sun visors, grab handles and other interior parts in North America. In July, 1995, when the joint venture was at an early stage of its development, Happich expressed its desire to terminate the joint venture. The parties have been engaged in arbitration over the terms of the joint venture termination since July 29, 1996. The Company has made several claims against Happich, including for damages, as has Happich against the Company. Management believes that the arbitration will be concluded without a material adverse effect on the Company's financial condition or results of operations and liquidity.

  In May, 1997, Quantech, Ltd. ("Quantech") filed a lawsuit against the Company in United States District Court for the District of Minnesota concerning components supplied by the Company's Donnelly Optics division to Quantech, which Quantech alleges failed to meet specifications. Quantech seeks unspecified damages, including damages resulting from Quantech's alleged delay in obtaining regulatory approval of the medical instrument being developed by Quantech of which the component is a part. Management believes that the claim by Quantech will be resolved without a material adverse effect on the Company's financial condition or results of operations and liquidity.

  The Company and its subsidiaries are involved in certain other legal actions and claims, including environmental claims, arising in the ordinary course of business. Management believes that such litigation and claims will be resolved without a material adverse effect on the Company's financial condition, results of operations and liquidity, individually and in the aggregate.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth the names of and certain other information concerning the Company's directors and executive officers and other key employees:

                                                              EMPLOYED BY OR
                                                                 DIRECTOR
                                                              OF THE COMPANY
 NAME                         AGE TITLE                           SINCE
 ----                         --- -----                       --------------
 J. Dwane Baumgardner, Ph.D..  56 Chairman, Chief Executive        1969
                                  Officer, President
                                  and Director
 Robert C. Hange.............  45 Chief Operating Officer--        1996
                                  Europe
 Donn J. Viola...............  52 Chief Operating Officer--        1996
                                  North America
 John F. Donnelly............  43 Senior Vice President--          1977
                                  Corporate Business
                                  Development and Marketing
 Maryam Komejan..............  45 Senior Vice President and        1979
                                  Corporate Secretary
 Niall R. Lynam, Ph.D........  43 Senior Vice President and        1980
                                  Chief Technical Officer
 William R. Jellison.........  39 Vice President, Corporate        1980
                                  Controller and Treasurer
 Russell B. Scaffede.........  47 Vice President--                 1995
                                  Manufacturing
 James A. Knister............  59 Group Managing Director--        1967
                                  Ventures
 John A. Borden..............  63 Director                         1996
 Arnold F. Brookstone........  66 Director                         1975
 B. Patrick Donnelly, III....  52 Director                         1980
 Joan E. Donnelly............  49 Director                         1987
 R. Eugene Goodson, Ph.D.....  61 Director                         1996
 Thomas E. Leonard...........  67 Director                         1967
 Gerald T. McNeive...........  55 Director                         1980
 Rudolph B. Pruden...........  67 Director                         1984
 Donald R. Uhlmann, Ph.D.....  60 Director                         1978

--------
(1) Mr. Borden, Dr. Goodson and Dr. Uhlmann were last elected by the holders of Class A Common Stock. The other directors were last elected by the holders of Class B Common Stock.

  Dr. Baumgardner joined the Company in 1969 and has been Chief Executive Officer since 1983, Chairman of the Board since 1986, and President since October 1994. Dr. Baumgardner is a director of SL Industries, Inc.

  Mr. Hange joined the Company in April 1996 as Chief Operating Officer for the Company's European operations. Prior to joining the Company, Mr. Hange was President of the Plastics Division of Freudenberg-NOK, a major international automotive supplier, from 1994 to 1996 and Senior Vice President and General Manager of that division from 1992 through 1996.

  Mr. Viola joined the Company as Chief Operating Officer of the Company's North American operations in August 1996. Prior to joining the Company, Mr. Viola was Senior Executive Vice President, Chief Operating Officer and member of the Board of Directors for Mack Trucks Incorporated from 1994 to 1996 and was Executive Vice President of Manufacturing, Purchasing and Quality from 1990 to 1994.

  Mr. John F. Donnelly, an employee of the Company since 1977, has been a Senior Vice President of the Company since October 1992, with responsibility for Corporate Business Development and Marketing.

  Ms. Komejan, an employee of the Company since 1979, has been a Senior Vice President since October, 1995, with responsibility for corporate administration, human resources, communications and investor relations.

  Dr. Lynam, an employee of the Company since 1980, was elected Senior Vice President and Chief Technical Officer in December 1995.

  Mr. Jellison has been Vice President since October 1991, Corporate Controller since October 1992 and Treasurer since December 1988.

  Mr. Scaffede joined the Company in October 1995 as Vice President of Manufacturing. Prior to joining the Company, Mr. Scaffede worked with RWD Technologies, Inc. from 1993 to 1995 as a consultant with several leading U.S. corporations to develop lean manufacturing systems. Mr. Scaffede was Vice President of Toyota Motor Manufacturing U.S.A., Inc. (Powertrain) from 1988 to 1993.

  Mr. Knister has been Group Managing Director of Ventures since January 1997. From 1988 until his semi-retirement in December 1996, he was Senior Vice President of the Company. Mr. Knister joined the Company in 1967. Mr. Knister is a director of X-Rite, Inc.

  Mr. Borden has been a consultant with FTD (Florist Transworld Delivery Incorporated), a worldwide communications and financial services organization, since January 1996. From 1988 until his retirement in December 1995, he was Executive Vice President and Chief Executive Officer of FTD Association.

  Mr. Brookstone served as Executive Vice President, Chief Financial and Planning Officer of Stone Container Corporation, a major international pulp and paper manufacturer, until his retirement on January 31, 1996. Mr. Brookstone serves on a number of Boards of Directors including MFRI, Inc.; Stone-Consolidated Corporation; Venepal, SACA; and Florida Coast Paper Company, LLC. He is a trustee of the Rembrandt Family of Mutual and Money Market Funds and is also a director of several privately held companies.

  Mr. B. Patrick Donnelly, III has been Plant Manager of Ran Enterprises, an automotive parts supplier, since November 1995. From October 1993 through June 1995 he was Production Manager of Technical Auto Parts Inc., an automotive parts supplier; from July through December 1992 he was Vice President of Donnelly-Cooper Industries, Inc., a company engaged in production powder coating of manufactured components; from 1989 through 1992 he was President of that company. Donnelly-Cooper Industries, Inc., which emerged from Chapter 11 proceedings in July, 1992, is not affiliated with the Company. Mr. Donnelly is a director of Ottawa Financial Corporation.

  Ms. Joan E. Donnelly has been Executive Director of Tohono Chul Park, a non-profit desert preserve and museum, since May 1995. From 1984 to 1995 she was a shareholder and Vice President of Tizzard, Knuttinen, Donnelly & Wright, P.C., certified public accountants.

  Dr. Goodson has been Chairman of the Board of Directors and Chief Executive Officer of Oshkosh Truck Corporation, a manufacturer of specialized trucks and transport equipment, since 1990.

  Mr. Leonard has been President of Henry C. Grebe & Co., Inc. and Grebe Yacht Sales, Inc., since 1972. These companies are currently engaged in land development.

  Mr. McNeive was appointed Senior Vice President of Finance and Chief Financial Officer for Laclede Gas Co., a natural gas distributor, in September 1995. From 1994 through 1995 he was Vice President--Associate General Counsel, from September 1992 through 1993 he was Assistant Vice President--Associate General Counsel, and from 1986 through 1992 he was associate general counsel of that company.

  Mr. Pruden retired in January 1995 from the National Oceanic and Atmospheric Administration (NOAA), an agency of the United States Department of Commerce. His last position, which he held since 1985, was as chief of the audits and internal control branch in the office of the controller.

  Dr. Uhlmann has been a Professor of Engineering and Chairman of the Department of Material Science and Engineering at the University of Arizona since 1986.

  Directors B. Patrick Donnelly, III, Joan E. Donnelly, Leonard, McNeive and Pruden are all descendants of, or are or were married to descendants of, Bernard P. Donnelly, the Company's founder, and each represents one of five family groups of such descendants. John F. Donnelly, Jr., a Senior Vice President of the Company, is also a descendant of Bernard P. Donnelly and is the brother of Ms. Donnelly. See "Description of Capital Stock."

                            PRINCIPAL SHAREHOLDERS

  The Company was founded in 1905 by Bernard P. Donnelly. Direct familial descendants of Bernard P. Donnelly or individuals related by marriage to Bernard P. Donnelly or such descendants own approximately 30% (24% after the offering of the Class A Common Stock) of the Class A Common Stock and approximately 99% of the Class B Common Stock and control approximately 92% (89% after the offering of the Class A Common Stock) of the voting power of the Company.

  The following table sets forth certain information as of May 15, 1997, and as adjusted to reflect the sale of shares of Class A Common Stock offered by the Company hereby, with respect to (a) each person who is known by the Company to be the beneficial owner of more than five percent of the Class A Common Stock or Class B Common Stock, (b) each director of the Company, and
(c) all officers and directors of the Company as a group. Except as otherwise indicated below, each of the persons named in the table has sole voting and investment power with respect to all shares of Class A Common Stock and Class B Common Stock beneficially owned by such person as set forth opposite such person's name. Upon completion of the offering of the Class A Common Stock, the holders of Class B Common Stock will control approximately 90% of the vote on matters to be voted upon by all holders of Common Stock voting as a single class.

                                   PRIOR TO OFFERING
                          ----------------------------------------------   PERCENTAGE OF
                                                        PERCENT OF         CLASS A COMMON
                            NUMBER OF SHARES               CLASS            STOCK TO BE
                          -----------------------     ------------------ BENEFICIALLY OWNED
                          CLASS A(1)     CLASS B      CLASS A    CLASS B AFTER THE OFFERING
                          ----------    ---------     -------    ------- ------------------
Investment Counselors of
 Maryland, Inc..........   393,750(2)         --        7.3        --            5.5
NBD Bank, N.A...........   381,816(3)     627,885(3)    7.1       14.1           5.5
Putnam Investments,
 Inc....................   401,812(4)         --        7.4        --            5.8
Anne H. Copps...........    47,735(5)     245,595(5)      *        5.5             *
Bernard P. Donnelly.....    13,166(6)     483,046(6)     .2       10.8             *
Virginia N. Donnelly....    13,166(6)     483,046(6)     .2       10.8             *
Katherine S. Donnelly...   224,911(7)     314,878(7)    4.2        7.1           3.3
Jane H. Krahmer.........   116,029(8)     363,353(8)    2.1        8.1           1.7
Gerald T. McNeive**.....    56,959(9)     328,805(9)      *(14)    7.4             *(14)
Louise H. McNeive.......    56,959(9)     328,805(9)      *(14)    7.4             *(14)
Marie Josephte
 Martineau..............    17,176        269,762         *        6.0             *
Fernande M. Pruden......   222,809(10)    299,335(10)   3.8(14)    6.7           3.0(14)
Rudolph B. Pruden**.....   222,809(10)    299,335(10)   3.8(14)    6.7           3.0(14)
J. Dwane Baumgardner**..   115,716            --        2.0(14)    --            1.6(14)
John A. Borden**........       625            --          *(14)    --              *(14)
Arnold F. Brookstone**..    25,625            --          *(14)    --              *(14)
B. Patrick Donnelly,
 III**..................    56,305(11)    137,161(11)     *(14)    3.1             *(14)
Joan E. Donnelly**......    67,456(12)     93,625(12)   1.2(14)    2.1             *(14)
R. Eugene Goodson**.....     2,500            --          *(14)    --              *(14)
Thomas E. Leonard**.....    10,625(13)    159,323(13)     *(14)    3.6             *(14)
Donald R. Uhlmann**.....    15,937            --          *(14)    --              *(14)
All officers and
 directors as a group
 (18 persons)...........   810,322      1,119,978      13.9(14)   25.1          11.5(14)

--------
*Less than one percent.
**Director.

  For purposes of the following notes, shares of Class A Common Stock are referred to as "A Shares" and shares of Class B Common Stock are referred to as "B Shares."
 (1) Includes the following number of shares with respect to which the Directors have the right to acquire beneficial ownership under stock options exercisable in 60 days; Dr. Baumgardner--90,312; Dr.
    Uhlmann--15,937; Dr. Goodson, Ms. Donnelly and Messrs. Brookstone, Donnelly, Leonard, McNeive, Pruden--1,875 shares.
 (2) In a Schedule 13G, dated February 14, 1997, and delivered to the Company, Investment Counselors of Maryland, Inc. ("Investment Counselors") disclosed on behalf of its investment advisory clients that they had acquired beneficial ownership of 393,750 A Shares. Investment Counselors has the sole power to dispose of all such shares, and shared power to vote 93,750 of such shares.
 (3) Includes (i) 77,733 B Shares held by NBD Bank, N.A. (the "Bank") as co-trustee of the Robert M. Leonard Trust, 43,750 Shares as co-trustee of the B. P. Donnelly Descendants Trust, 117,577 B Shares as co-trustee of the John Donnelly Residual Trust, and 388,825 B Shares held in two trusts for which the Bank serves as sole trustee, (ii) 381,816 A Shares held by Trussal & Co., acting as nominee of the Bank as follows: 2,500 A shares in the Robert M. Leonard Trust, 17,854 shares in the B.P. Donnelly Descendants Trust, and 83,983 shares in the John Donnelly Residual Trust, for all of which trusts the Bank serves as co-trustee and 275,606 shares held in two trusts for which the Bank serves as sole trustee, and (iii) 1,873 A Shares held by the Bank as trustee, co-trustee, custodian, or agent of other trusts.
 (4) In a Schedule 13G, dated January 26, 1994, and delivered to the Company, Putnam Investments, Inc. ("Putnam") disclosed on behalf of its investment management subsidiaries that they had acquired beneficial ownership of 401,812 A Shares. Putnam has the sole power to dispose of all of such shares, and shared power to vote 132,062 of such shares.
 (5) Includes 47,735 A Shares and 245,595 B Shares owned by a trust of which Anne H. Copps is trustee.

 (6) Includes 13,166 A Shares and 183,046 B Shares owned by two trusts of which Bernard P. Donnelly, Jr. and Virginia N. Donnelly (husband and wife) are co-trustees.
 (7) Includes 83,983 A Shares and 117,577 B Shares held in the John Donnelly Residual Trust for which Katherine S. Donnelly is a co-trustee.
 (8) Includes 12,218 A Shares and 16,406 B Shares owned by Mrs. Krahmer's husband, C. Alan Krahmer, as to which she disclaims beneficial ownership.

 (9) Includes (i) 33,603 A Shares and 298,730 B Shares owned by Louise H. McNeive, (ii) 9,765 A Shares, and 13,671 B Shares owned by her husband, Gerald T. McNeive, a director of the Company, and (iii) 11,716 A Shares and 16,404 B Shares as to which Louise H. McNeive is custodian for her children, and as to which Gerald T. McNeive disclaims beneficial ownership.
(10) Includes (i) 205,192 A Shares and 282,547 B Shares owned by Fernande Pruden and her retirement plans, and (ii) 15,742 A Shares, and 16,788 B Shares owned by Rudolph Pruden and his retirement plans. Rudolph Pruden is Fernande Pruden's husband and a director of the Company. Fernande Pruden and Rudolph Pruden each disclaim beneficial ownership of the other's shares.
(11) Includes (i) 5,250 A Shares and 2,500 B Shares owned jointly with Mr. Donnelly's wife, Jacqueline K. Donnelly, (ii) 1,406 A Shares and 2,343 B Shares owned by Jacqueline K. Donnelly, (iii) 4,700 A shares and 2,606 B Shares owned by Mr. Donnelly as custodian and trustee for his children,
     (iv) 6,296 A Shares and 8,815 B Shares held in trust for the benefit of a niece, for which Mr. Donnelly is a co-trustee, and (v) 17,856 A Shares and 43,750 B Shares held in trust for the benefit of Mr. Donnelly and his brothers and sisters, for which Mr. Donnelly is co-trustee.

(12) Includes (i) 1,178 A Shares and 1,651 B Shares owned by Joan E. Donnelly's husband, David K. Taylor as to which Ms. Donnelly disclaims beneficial ownership and (ii) 1,952 A Shares and 2,732 B Shares held by Ms. Donnelly as custodian for her children.

(13) Includes (i) 2,500 A Shares and 77,733 B Shares held by the Robert M. Leonard Trust, for which Mr. Leonard is a co-trustee, and (ii) 11,590 B Shares owned by Mr. Leonard's wife, Ann N. Leonard, as to which Mr. Leonard disclaims beneficial ownership.
(14) Calculated based on the number of shares outstanding plus 419,594 shares with respect to which officers and directors have the right to acquire beneficial ownership under stock options exercisable within 60 days.

  Five of the Company's directors, B. Patrick Donnelly, III, Joan E. Donnelly, Leonard, McNeive and Pruden are all descendants of, or are married to descendants of, Bernard P. Donnelly, Sr., the Company's founder, and each represents one of five family groups of such descendants (the "Donnelly Family"). John F. Donnelly, Jr., a Senior Vice President of the Company, is also a descendant of Bernard P. Donnelly and is the brother of Ms. Donnelly. Each of four family groups has the ability to elect at least one director if they act together and cumulate the votes of the Class B Common Stock.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 30,000,000 shares of Class A Common Stock, $.10 par value per share; 15,000,000 shares of Class B Common Stock, $.10 par value per share; 1,000,000 shares of Series Preferred Stock, no par value; and 250,000 shares of 7 1/2% Preferred Stock, $10 par value per share.

CLASS A COMMON STOCK AND CLASS B COMMON STOCK

  Upon completion of this offering, 6,912,286 shares of Class A Common Stock (assuming no exercise of the Underwriter's over-allotment option) and 4,463,243 shares of Class B Common Stock will be outstanding. All shares of Class A Common Stock and Class B Common Stock currently outstanding are, and the shares of Class A Common Stock offered by the Company hereby will be, fully paid and non-assessable, not subject to redemption and without preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of stock of any class or of securities convertible into stock of any class.

  Voting Rights. Holders of shares of Class A Common Stock are entitled to one vote per share on all matters submitted to shareholders. Holders of shares of Class A Common Stock, as a class, are also entitled to elect one quarter of the Company's directors (rounded, if necessary, to the nearest whole number and rounded up if one quarter of the directors equals a number falling exactly between two whole numbers) to be elected at each meeting held for the election of directors. Holders of shares of Class B Common Stock are entitled to ten votes per share on all matters submitted to shareholders, except that they are not entitled to vote in the election of the directors which the holders of Class A Common Stock are entitled to elect. Holders of shares of Class B Common Stock elect, as a class (with any Preferred Stock entitled to vote), the directors not elected by the shares of Class A Common Stock. Holders of shares of Class B Common Stock have cumulative voting rights in the election of directors. Both the Class A Common Stock and the Class B Common Stock are entitled to vote separately as a class on any amendments to the Company's Articles of Incorporation that alter the powers, preferences or rights of the respective class so as to affect them adversely, and with respect to such other matters as may require class votes under the Michigan Business Corporation Act.

  Dividends and Distributions. Dividends on Class A Common Stock and Class B Common Stock will be paid if, as and when declared out of funds legally available therefor. If cash dividends are declared, the amount paid on each share of Class A Common Stock must be equal to the combined cash dividends paid to the holder of each share of Class B Common Stock (i) on that stock and
(ii) on the related Donnelly Export Corporation common stock. The shares of common stock of Donnelly Export Corporation are held entirely by the holders of the Company's Class B Common Stock. See "--Donnelly Export Corporation." Otherwise, Class A Common Stock and Class B Common Stock rank equally, including in distributions paid in partial or complete liquidation of the Company. The Board may declare and pay a stock dividend only of Class A Common Stock on Class A Common Stock and only of Class B Common Stock on Class B Common Stock. If either such class receives a stock dividend, the other class must also receive a comparable stock dividend.

  Conversion. The Class A Common Stock is not convertible into shares of any other equity security of the Company. Holders of Class B Common Stock may elect at any time to convert any or all of such shares into shares of the Class A Common Stock on a share for share basis. If the number of outstanding shares of Class B Common Stock falls below 12 1/2% of the aggregate number of issued and outstanding shares of Class A Common Stock and Class B Common Stock, all the shares of Class B Common Stock will automatically be converted into shares of Class A Common Stock.

  Transferability. The Class A Common Stock is freely transferable. The Class B Common Stock may be transferred by a shareholder only to or among his or her spouse, certain relatives (and their spouses), trusts established for such persons' benefit, and a corporation or partnership all of the stock or units of which are owned by such eligible holders and transferees. Accordingly, no trading market has developed or will develop in the Class B Common Stock and it has not been and will not be listed or traded on any exchange or any market.

  Future Issuances of Class B Common Stock, Status of Class B Common Stock Upon Conversion. The Company may not issue any additional shares of Class B Common Stock, except in a stock split or stock dividend upon the Class B Common Stock, without the approval of the holders of a majority of the outstanding shares of Class A Common Stock who do not hold Class B Common Stock. The restrictions on future issuances of Class B Common Stock and the existence of the DISC (see "--Donnelly Export Corporation") may limit the ability of the Company to account for business combinations using the "pooling of interests" method. All shares of Class B Common Stock received by the Company upon conversion thereof to Class A Common Stock will revert to the status of authorized but unissued shares of Class B Common Stock.

  Effect on Relative Voting Power. Direct and indirect descendants of Bernard
P. Donnelly own approximately 99% of the Class B Common Stock and immediately after the offering will own approximately 23% of the issued and outstanding Class A Common Stock of the Company (assuming none of such shareholders purchase stock in this offering and that the Underwriter's over-allotment option is not exercised). Those shareholders will therefore possess 89% of the voting power of the Company and 23% of the voting power of the Class A Common Stock. The descendants of Bernard P. Donnelly may transfer shares of Class B Common Stock among themselves, enabling them to retain voting control of the Company for an extended period. Given the voting control of the Donnelly Family, the Donnelly Family could, if all or part of the family took a united position in response to attempts to acquire control of the company through tender offers or proxy contests, effectively block any such attempts. There is no assurance that any united action would be taken.

TRANSFER AGENT

  The Company's transfer agent and registrar for the Class A Common Stock and Class B Common Stock is The Bank of New York.

SERIES PREFERRED STOCK

  The authorized Series Preferred Stock consists of 1,000,000 shares, no par value. The Series Preferred Stock may be issued by resolutions of the Company's Board of Directors from time to time without any action of the shareholders. Such resolutions may authorize issuances in one or more classes or series of the Series Preferred Stock, and may fix and determine dividend and liquidation preferences, voting rights (except as provided below), conversion privileges, redemption terms and other privileges and rights of the shareholders of each class or series so authorized. The Series Preferred Stock may not be given more than one vote per share or the right as a class to elect any directors. The Company has no present plans to issue shares of Series Preferred Stock.

7 1/2% PREFERRED STOCK

  The authorized 7 1/2% Preferred Stock consists of 250,000 shares, par value $10 per share, of which 53,112 shares are presently issued and outstanding. These shares are held entirely by five individuals, two of whom, Bernard P. Donnelly, Jr. (40,000 shares) and Marie Josephte Martineau (12,617 shares), are holders of more than five percent of the common equity and voting power of the Company. See "Principal Shareholders." The Company has no plans to issue additional shares of this stock. Holders of the 7 1/2% Preferred Stock are entitled to receive cumulative preferential dividends in cash of $.75 per share per annum when and as declared by the Board of Directors. In the event the Company is liquidated, dissolved or wound up, voluntarily or involuntarily, holders of the 7 1/2% Preferred Stock are entitled to receive in cash $10 per share plus accumulated and unpaid dividends from the assets of the Company available for distribution to shareholders, before any payment is made to holders of any other class of common stock or any other class of capital stock ranking junior to the 7 1/2% Preferred Stock. The Company may, at its option, at any time on thirty days' notice, redeem all or some of the 7 1/2% Preferred Stock by paying $10.50 per share in cash plus all accumulated and unpaid dividends. If less than all of the shares are redeemed, the Company may designate by lot, in such manner as the Board of Directors determines, the shares to be redeemed, or may effect such redemption in any other equitable manner.

  The holders of the 7 1/2% Preferred Stock do not have any voting rights except as required by applicable law and except that if at any time the Company is in arrears in the payment of cumulative dividends to the extent of four quarterly dividends (whether consecutive or not), holders of the 7 1/2% Preferred Stock are entitled to one vote for each share in the election of the directors not elected by the Class A Common Stock, and on all other matters. The voting rights would continue until a quarterly dividend is paid reducing the amount of arrearages to less than four quarterly dividends. The holders of the 7 1/2% Preferred Stock have no preemptive rights.

DONNELLY EXPORT CORPORATION

  Donnelly Export Corporation, a shareholder Domestic International Sales Corporation under the Internal Revenue Code (the "DISC"), has been designed to reduce the income tax liability of the Company. The DISC does not provide the holders of the Class B Common Stock, who hold all of the DISC common stock, any financial advantage over holders of the Class A Common Stock.

  The holders of Class B Common Stock hold, for every 176 such shares, 16 shares of common stock of the DISC. The Company owns no shares of the DISC, but its officers manage the DISC. The financial statements of the DISC are combined with those of the Company. See Note 1 of Notes to Combined Consolidated Financial Statements. The shareholders of the DISC are not entitled to vote on issues voted upon by the Company's shareholders.

  The holders of DISC common stock have received and expect to continue to receive dividends with respect to those shares. Dividends are paid from net income of the DISC, which is generated by commissions paid to the DISC by the Company. The effect is to achieve dividends to the holders of Class B Common Stock which are deductible to the Company for federal income tax purposes. The Company's Articles of Incorporation provide that cash dividends on each share of Class A Common Stock must equal the sum of the dividends paid per share of Class B Common Stock and per 16/176 of a share of common stock of the DISC.

  DISC shares are subject to the same restriction on transfer as the Class B Common Stock. In addition, DISC stock and shares of Class B Common Stock may be transferred only if 16 shares of DISC stock are transferred with every 176 shares of Class B Common Stock that are transferred. In the event of a conversion of Class B Common Stock into Class A Common Stock, 16 shares of the DISC common stock will be canceled for every 176 shares of Class B Common Stock that are converted. If all Class B Common Stock is converted to Class A Common Stock, the DISC will automatically terminate.

CERTAIN SPECIAL ARTICLE AND STATUTORY PROVISIONS

  The Company's Articles of Incorporation include provisions which are designed to or which may have the effect of deterring acquisitions of the Company, including proposed transactions that might have the support of a majority of the Company's voting power or a majority of the Company's common equity. These devices could also have the effect of inhibiting certain changes in management and temporary fluctuations in the market price of the Company's Class A Common Stock that could arise from actual or rumored takeover bids. The Company's two classes of common stock may have similar effects.

  The Company's Articles of Incorporation state that any vacancy in, or newly created, directorships will be filled only by the affirmative vote of a majority of directors continuing in office. The Articles also provide that nominations for the election of directors must be made as provided in the Company's Bylaws, which set forth a procedure for shareholder nominations of directors. Notice of any nomination must be given 30 days in advance of the Company's annual meeting at which directors will be elected. These provisions may restrict the ability of a shareholder to conduct a proxy contest against management.

  The Articles of Incorporation also provide that the Board of Directors shall not approve or recommend any offer to make a tender or exchange offer for the Company's shares, to merge or consolidate the Company or to purchase substantially all of the assets of the Company (i) if such proposal is known by the Board to be a possible violation of law or (ii) unless the Board of Directors has evaluated the offer and determined that the offer is in the best interest of the Company and its shareholders. In making its evaluation, the Board is permitted to consider several factors, including the adequacy and fairness of the consideration to be received and the potential social and economic impact of the offer and its consummation on the Company, its employees, vendors and communities.

  The Company's Articles of Incorporation further state that the Company shall not merge with another corporation, sell substantially all of its assets, or voluntarily dissolve or liquidate its assets without the approval of two-thirds of the voting power of the then outstanding shares of the classes of stock entitled to vote. The Articles also require that any purchase by the Company of shares of its voting stock from any person known by the Company to be the beneficial owner of five percent or more of the voting power of the Company for less than two years at a price in excess of the fair market value at the time of purchase, be approved by a majority of the votes of the outstanding voting stock of the Company. This provision is intended to eliminate the payment of "greenmail" by discouraging purchasers from accumulating significant blocks of the Company's stock and then offering that stock for resale to the Company at a premium over market price.

  As a Michigan corporation, the Company is subject to the "Fair Price" and "Shareholder Equity" provisions of the Michigan Business Corporation Act ("MBCA"). The Fair Price provisions of the MBCA provide that, except in cases in which certain minimum price, form of consideration and procedural requirements are satisfied or for certain transactions that may be approved in advance by the Board of Directors, higher than normal voting requirements are imposed with respect to various transactions involving persons who own 10% or more of the Company's voting stock ("Interested Shareholders"). Transactions to which the higher voting requirements apply require an advisory statement from the Board of Directors and must be approved by not less than 90% of the votes of each class of stock entitled to vote and by not less than two-thirds of the votes, other than the votes of Interested Shareholders who are (or whose affiliates are) a party to the proposed transaction or an affiliate of the Interested Shareholder, of each class entitled to vote. The Shareholder Equity Provisions of the MBCA affect the voting rights of persons who acquire more than 20%, 33 1/3% or 50% of a Michigan corporation's voting stock ("Control Shares"). The Shareholder Equity Provisions deny voting rights to those shareholders who make purchase offers or increase their holdings above any of the Control Share levels, unless they are granted voting rights by a majority vote of all disinterested shareholders (shareholders excluding the bidders or owners of Control Shares and the corporation's management). If the shareholders do not elect to grant voting rights to Control Shares under certain circumstances, the Control Shares may become subject to redemption by the corporation.

                                 UNDERWRITING

  Upon the terms and subject to the conditions stated in the Underwriting
Agreement dated           , 1997, each of the underwriters named below (the
"Underwriters") has severally agreed to purchase, and the Company has agreed to sell to each such Underwriter, the number of shares of Class A Common Stock set forth opposite the name of such Underwriter.

                                                                       NUMBER
            NAME                                                      OF SHARES
            ----                                                      ---------
      Smith Barney Inc...............................................
      Salomon Brothers Inc...........................................
                                                                      ---------
          Total...................................................... 1,500,000
                                                                      =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by Cahill Gordon & Reindel, their counsel, and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Class A Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The Underwriters, for whom Smith Barney Inc. and Salomon Brothers Inc are acting as the Representatives, initially propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price
which represents a concession not in excess of $      per share below the
public offering price. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $      per share to certain other
dealers. After the initial public offering of the shares to the public, the public offering price and such concessions may be changed by the Underwriters.

  The Company granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus, to purchase up to an aggregate of 225,000 additional shares of Class A Common Stock at the public offering price set forth on the cover page of this Prospectus less the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering of the Class A Common Stock. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

  In connection with the offering of the Class A Common Stock and in compliance with applicable law, the Underwriters may overallot (i.e., sell more Class A Common Stock than the total amount shown on the list of Underwriters and participations which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Class A Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Class A Common Stock or effecting purchases of the Class A Common Stock for the purpose of pegging, fixing or maintaining the price of the Class A Common Stock or for the purpose of reducing a syndicate short position created in connection with the offering. A syndicate short position may be covered by exercise of the option described above rather than by open market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby, if, prior to termination of price and trading restrictions, the Representatives purchase Class A Common Stock in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular Underwriter or member of the selling group, the underwriting syndicate may require the Underwriter or selling group member in question to purchase the Class A Common Stock in question at a cost price to the syndicate or may recover from (or decline to pay to) the Underwriter or selling group member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

  The Company and its officers and directors have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

  The validity of the Class A Common Stock offered hereby will be passed upon for the Company by Varnum, Riddering, Schmidt & Howlett LLP, Grand Rapids, Michigan. Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York, are acting as counsel for the Underwriters.

  Members of Varnum, Riddering, Schmidt & Howlett LLP own, in the aggregate, approximately 27,688 shares of Class A Common Stock as of March 24, 1997.

                                    EXPERTS

  The financial statements and schedules included and incorporated by reference in this Prospectus and elsewhere in the Registration Statement, have been audited by BDO Seidman, LLP and BDO BINDER GmbH, independent certified public accountants, to the extent and for the periods set forth in their respective reports appearing elsewhere herein and incorporated herein by reference. The financial statements and schedules are included and incorporated herein in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

                     DONNELLY CORPORATION AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

COMBINED CONSOLIDATED FINANCIAL STATEMENTS
  Report of Independent Certified Public Accountants......... F-2
  Combined Consolidated Statements of Income................. F-3
  Combined Consolidated Balance Sheets....................... F-4
  Combined Consolidated Statements of Cash Flows............. F-5
  Combined Consolidated Statements of Shareholders' Equity... F-6
  Notes to the Combined Consolidated Financial Statements.... F-7 through F-19
CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS
 (UNAUDITED)
  Condensed Combined Consolidated Statements of Income....... F-20
  Condensed Combined Consolidated Balance Sheets............. F-21
  Condensed Combined Consolidated Statements of Cash Flows... F-22
  Notes to the Condensed Combined Consolidated Financial
   Statements................................................ F-23 through F-25
PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENTS OF
 INCOME (UNAUDITED)
  Introduction............................................... F-26
  Pro Forma Condensed Combined Consolidated Statements of
   Income.................................................... F-27, F-28
  Notes to the Pro Forma Condensed Combined Consolidated
   Statements of Income...................................... F-29

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DONNELLY CORPORATION
HOLLAND, MICHIGAN

  We have audited the combined consolidated balance sheets of Donnelly Corporation and subsidiaries as of June 29, 1996 and July 1, 1995, and the related combined consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the combined consolidated financial statements referred to above present fairly, in all material respects, the financial position of Donnelly Corporation and subsidiaries as of June 29, 1996 and July 1, 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 29, 1996, in conformity with generally accepted accounting principles.

                                          BDO Seidman, LLP

Grand Rapids, Michigan
August 2, 1996

                     DONNELLY CORPORATION AND SUBSIDIARIES

                   COMBINED CONSOLIDATED STATEMENTS OF INCOME

                                                          YEAR ENDED
                                                  ----------------------------
                                                  JUNE 29,  JULY 1,   JULY 2,
                                                    1996      1995      1994
                                                  --------  --------  --------
                                                    (IN THOUSANDS, EXCEPT
                                                         SHARE DATA)
Net sales........................................ $439,571  $383,340  $337,262
Cost of sales....................................  357,830   300,772   263,630
                                                  --------  --------  --------
    Gross profit.................................   81,741    82,568    73,632
OPERATING EXPENSES:
  Selling........................................    8,239     6,538     6,194
  Administrative and general.....................   29,884    38,529    31,771
  Research and development.......................   27,728    22,733    21,362
  Restructuring charges (gain)...................    2,399    (2,265)    1,184
                                                  --------  --------  --------
  Total operating expenses.......................   68,250    65,535    60,511
                                                  --------  --------  --------
    Operating income.............................   13,491    17,033    13,121
                                                  --------  --------  --------
NON-OPERATING (INCOME) EXPENSES:
  Interest expense...............................    8,102     5,010     3,528
  Royalty income.................................   (5,239)   (3,774)   (1,370)
  Interest income................................   (1,017)     (514)     (153)
  Other (income) expenses, net...................     (704)     (512)      108
                                                  --------  --------  --------
  Non-operating expenses.........................    1,142       210     2,113
                                                  --------  --------  --------
    Income before taxes on income................   12,349    16,823    11,008
Taxes on income..................................    4,191     5,795     3,334
                                                  --------  --------  --------
    Income before minority interest and equity
     earnings....................................    8,158    11,028     7,674
Minority interest in net (income) loss of
 subsidiaries....................................      186      (371)     (825)
Equity in earnings (losses) of affiliated
 companies.......................................      110       352      (104)
                                                  --------  --------  --------
Income before cumulative effect of change in
 accounting principle............................    8,454    11,009     6,745
Cumulative effect of adopting SFAS No. 109.......      --        --        513
                                                  --------  --------  --------
Net income....................................... $  8,454  $ 11,009  $  7,258
                                                  ========  ========  ========
PER SHARE OF COMMON STOCK:
  Income before cumulative effect of change in
   accounting principle.......................... $   0.86  $   1.14  $   0.70
  Cumulative effect of adopting SFAS No. 109.....      --        --       0.05
                                                  --------  --------  --------
    Income per share of common stock............. $   0.86  $   1.14  $   0.75
                                                  ========  ========  ========

        The accompanying notes are an integral part of these statements.

                     DONNELLY CORPORATION AND SUBSIDIARIES

                      COMBINED CONSOLIDATED BALANCE SHEETS

                                                           JUNE 29,    JULY 1,
                                                             1996       1995
                                                           ---------  ---------
                                                             (IN THOUSANDS,
                                                           EXCEPT SHARE DATA)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents............................... $   1,303  $   5,224
  Accounts receivable, less allowance of $571 and $575....    73,658     50,866
  Inventories.............................................    24,228     22,042
  Customer tooling to be billed...........................    19,955     17,357
  Prepaid expenses........................................     5,639      2,120
  Deferred income taxes...................................     1,912      2,197
                                                           ---------  ---------
    Total current assets..................................   126,695     99,806
                                                           ---------  ---------
PROPERTY, PLANT AND EQUIPMENT:
  Land....................................................     3,327      3,329
  Buildings...............................................    33,000     32,556
  Machinery and equipment.................................   112,761     98,149
  Construction in progress................................     8,073     16,544
                                                           ---------  ---------
                                                             157,161    150,578
  Less accumulated depreciation...........................    57,397     56,642
                                                           ---------  ---------
    Net property, plant and equipment.....................    99,764     93,936
Investments in and advances to affiliates.................    37,932     25,246
Other assets..............................................     7,101      4,800
                                                           ---------  ---------
    Total assets.......................................... $ 271,492  $ 223,788
                                                           =========  =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable........................................ $  44,349  $  42,248
  Current maturities of long-term debt....................       159        428
  Accruals:
  Compensation............................................     7,264      6,671
  Taxes...................................................     4,705      1,974
  Other...................................................     6,736      7,983
                                                           ---------  ---------
    Total current liabilities.............................    63,213     59,304
                                                           ---------  ---------
Long-term debt, less current maturities...................   101,757     66,374
Postretirement plans......................................    12,026      7,645
Deferred income taxes and other...........................     5,644      5,281
                                                           ---------  ---------
    Total liabilities.....................................   182,640    138,604
                                                           ---------  ---------
Minority interest.........................................       --       2,284
SHAREHOLDERS' EQUITY:
Preferred stock, 7 1/2% cumulative, $10 par; shares
 authorized 250,000, issued 53,112........................       531        531
Common stocks:
  Class A, $.10 par; shares authorized 30,000,000, issued
   4,248,814 and 4,183,287................................       425        418
  Class B, $.10 par; shares authorized 15,000,000, issued
   3,582,198 and 3,582,915................................       358        358
  Donnelly Export Corporation, $.01 par; shares authorized
   600,000, issued 409,397 and 409,561....................         4          4
Additional paid-in capital................................    25,158     23,522
Cumulative foreign currency translation adjustment........      (771)       154
Retained earnings.........................................    63,147     57,913
                                                           ---------  ---------
    Total shareholders' equity............................    88,852     82,900
                                                           ---------  ---------
    Total liabilities and shareholders' equity............ $ 271,492  $ 223,788
                                                           =========  =========

        The accompanying notes are an integral part of these statements.

                     DONNELLY CORPORATION AND SUBSIDIARIES

                 COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          YEAR ENDED
                                                  ----------------------------
                                                  JUNE 29,  JULY 1,   JULY 2,
                                                    1996      1995      1994
                                                  --------  --------  --------
                                                        (IN THOUSANDS)
OPERATING ACTIVITIES
Net income......................................  $  8,454  $ 11,009  $  7,258
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
 FROM (FOR) OPERATING ACTIVITIES:
  Depreciation and amortization.................    12,984    11,184     9,771
  Deferred pension costs and postretirement
   benefits.....................................     4,934     2,742     3,941
  Deferred income taxes.........................    (2,386)   (2,108)   (1,432)
  Minority interest net income (loss) of
   subsidiaries.................................      (186)      371       825
  Equity in (earnings) losses of affiliated
   companies....................................     1,160      (453)       28
  Cumulative effect of change in accounting
   principle....................................       --        --       (513)
  Restructuring charges (gain)..................     2,399    (2,265)    1,184
CHANGES IN OPERATING ASSETS AND LIABILITIES, NET
 OF EFFECTS OF SALE OF BUSINESSES:
  Accounts receivable...........................   (22,792)   (3,736)   (9,228)
  Inventories...................................    (2,186)   (2,841)   (6,074)
  Prepaid expenses and other current assets.....    (6,117)   (3,304)   (3,352)
  Accounts payable and other current
   liabilities..................................     3,134     6,320    13,629
  Other.........................................       189       131       375
                                                  --------  --------  --------
    Net cash from (for) operating activities....      (413)   17,050    16,412
                                                  --------  --------  --------
INVESTING ACTIVITIES
Capital expenditures............................   (20,585)  (29,154)  (35,329)
Investments in and advances to equity
 affiliates.....................................   (13,966)  (18,824)      --
Purchase of minority interest...................    (2,100)      --        --
Proceeds from sale of businesses................       --     14,200       --
Proceeds from sale-lease back...................       --     10,513       --
Change in unexpended bond proceeds..............       316    (1,015)    1,093
Other...........................................      (854)     (601)      847
                                                  --------  --------  --------
    Net cash for investing activities...........   (37,189)  (24,881)  (33,389)
                                                  --------  --------  --------
FINANCING ACTIVITIES
Proceeds from long-term debt....................    36,195    15,000    21,362
Repayments on long-term debt....................       --     (1,764)   (2,018)
Resources provided by minority interest.........       --        491       --
Common stock issuance...........................       706       478       304
Dividends paid..................................    (3,220)   (2,524)   (2,511)
                                                  --------  --------  --------
    Net cash from financing activities..........    33,681    11,681    17,137
                                                  --------  --------  --------
Increase (decrease) in cash and cash
 equivalents....................................    (3,921)    3,850       160
Cash and cash equivalents, beginning of year....     5,224     1,374     1,214
                                                  --------  --------  --------
Cash and cash equivalents, end of year..........  $  1,303  $  5,224  $  1,374
                                                  ========  ========  ========

        The accompanying notes are an integral part of these statements.

                     DONNELLY CORPORATION AND SUBSIDIARIES

            COMBINED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                         COMMON STOCK                  CUMULATIVE
                                    -----------------------              FOREIGN
                                                 DONNELLY   ADDITIONAL  CURRENCY
                          PREFERRED CLASS CLASS   EXPORT     PAID-IN   TRANSLATION RETAINED
                            STOCK     A     B   CORPORATION  CAPITAL   ADJUSTMENT  EARNINGS
                          --------- ----- ----- ----------- ---------- ----------- --------
                                          (IN THOUSANDS, EXCEPT SHARE DATA)
Balance, July 4, 1993...    $531    $413  $358      $ 4      $20,428      $(869)   $44,681
 Net income.............                                                             7,258
 Foreign currency
  translation
  adjustment............                                                    229
 Cash dividends
  declared:
 Preferred stock--$.75
  per share.............                                                               (40)
 Common stock:
 Class A--$.26 per
  share.................                                                            (1,323)
 Class B--$.26 per
  share.................                                                            (1,148)
 Common stock issued
  under employee benefit
  plans.................               2                         302
                            ----    ----  ----      ---      -------      -----    -------
Balance, July 2, 1994...     531     415   358        4       20,730       (640)    49,428
 Net income.............                                                            11,009
 Foreign currency
  translation
  adjustment............                                                    794
 Cash dividends
  declared:
 Preferred stock--$.75
  per share.............                                                               (40)
 Common stock:
 Class A--$.26 per
  share.................                                                            (1,337)
 Class B--$.26 per
  share.................                                                            (1,147)
 Common stock issued
  under employee benefit
  plans.................               3                         475
 Change in investment in
  Vision Group, plc.....                                       2,317
                            ----    ----  ----      ---      -------      -----    -------
Balance, July 1, 1995...     531     418   358        4       23,522        154     57,913
 Net income.............                                                             8,454
 Foreign currency
  translation
  adjustment............                                                   (925)
 Cash dividends
  declared:
 Preferred stock--$.75
  per share.............                                                               (40)
 Common stock:
 Class A--$.32 per
  share.................                                                            (1,690)
 Class B--$.32 per
  share.................                                                            (1,490)
 Common stock issued
  under employee benefit
  plans.................               7                         699
 Change in investment in
  Vision Group, plc.....                                         937
                            ----    ----  ----      ---      -------      -----    -------
Balance, June 29, 1996..    $531    $425  $358      $ 4      $25,158      $(771)   $63,147
                            ====    ====  ====      ===      =======      =====    =======


        The accompanying notes are an integral part of these statements.

                     DONNELLY CORPORATION AND SUBSIDIARIES

            NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF COMBINATION AND CONSOLIDATION

  The combined consolidated financial statements include the accounts of Donnelly Corporation, Donnelly Export Corporation and all majority owned, controlled subsidiaries (the Company) after all significant intercompany balances, transactions and shareholdings have been eliminated. Investments in 20% to 50% owned companies are accounted for using the equity method of accounting. Investments in affiliates representing less than 20% ownership are accounted for under the cost method. Cost in excess of net assets of acquired companies is being amortized on a straight-line basis over a 15 year period.

  Voting control of Donnelly Corporation and Donnelly Export Corporation is vested in the same shareholders and the corporations are under common management. Because of these relationships, the accounts of the two corporations are included in the financial statements as if they were a single entity.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION

  Except for the Company's subsidiary in Mexico, whose functional currency is the United States dollar, financial statements of international companies are translated into United States dollar equivalents at exchange rates as follows:
(1) balance sheet accounts at year-end rates; and (2) income statement accounts at weighted average monthly exchange rates prevailing during the year. Translation gains and losses are reported as a separate component of shareholders' equity. For the Company's subsidiary in Mexico, transaction and translation gains or losses are reflected in net income for all accounts other than intercompany balances of a long-term investment nature for which the translation gains or losses are reported as a separate component of shareholders' equity. Foreign currency transaction gains and losses included in other income are not material.

REVENUE RECOGNITION

  The Company's primary source of revenue is generated from the sale of its products. The Company recognizes revenue when its products are shipped.

CASH AND CASH EQUIVALENTS

  Cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

INVENTORIES

  Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method, except for inventories of the consolidated subsidiaries which are valued using the first-in, first-out
(FIFO) method.

CUSTOMER TOOLING TO BE BILLED

  Customer tooling to be billed represents costs incurred on behalf of the Company's customers. Customer tooling costs are recoverable at the time of tool completion and approval, or are recovered in the program's piece price over the program's life, not to exceed a period of three years.

                     DONNELLY CORPORATION AND SUBSIDIARIES

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are stated at cost. Depreciation is provided primarily by the straight-line method. Depreciation is computed over the estimated useful lives of the assets as follows:

                                               YEARS
                                              --------
             Buildings....................... 10 to 40
             Machinery and equipment.........  3 to 12

  For tax purposes, useful lives and accelerated methods are used as permitted by the taxing authorities.

INCOME TAXES

  Deferred taxes reflect the tax effects of temporary differences between the financial statement and tax basis of assets and liabilities, and operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred income taxes are not provided on cumulative undistributed earnings of the foreign subsidiaries and affiliates because they are intended to be permanently reinvested.

INCOME PER SHARE OF COMMON STOCK

  Income per share is computed by dividing net income, adjusted for preferred stock dividends, by the weighted average number of shares of Donnelly Corporation common stock outstanding, as adjusted for the stock split effective January 30, 1997 (9,753,558 in 1996, 9,680,053 in 1995 and 9,646,154
in 1994). The potential dilutive effect from the exercise of stock options is not material.

  On December 6, 1996, the Board of Directors declared a five for four stock split in the form of a 25 percent stock dividend distributed on January 30, 1997. All references to weighted average number of shares outstanding, per share information and stock plan data have been adjusted to reflect the stock split.

FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company estimates the fair value of all financial instruments where the carrying value differs from the fair value, primarily long-term fixed rate debt, interest rate swaps and foreign exchange currency contracts, based upon quoted amounts or the current rates available for similar financial instruments. The carrying value of the Company's variable rate debt and all other financial instruments approximates their fair value.

FISCAL YEAR

  The Company's fiscal year is the 52 or 53 week period ending the Saturday nearest June 30. Fiscal years 1996, 1995 and 1994 ended on June 29, July 1 and July 2, respectively, each included 52 weeks.

IMPAIRMENT OF ASSETS

  In March 1995, Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," was issued. SFAS No. 121 requires long-lived assets, including the excess of cost over the fair value of assets of businesses acquired, to be reviewed for impairment losses whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future net cash flows generated by the assets. The Company, consistent with existing generally accepted accounting principles, currently states the majority of its fixed assets at the lower of cost or

                     DONNELLY CORPORATION AND SUBSIDIARIES
net realizable value. The Company will adopt SFAS No. 121 in 1997 and believes the effect of adoption will not be material.

RECLASSIFICATIONS

  Certain reclassifications have been made to prior year data to conform to the current year presentation and had no effect on net income reported for any period.

2. NATURE OF OPERATIONS

  The Company is an international supplier of high quality automotive parts and component systems from manufacturing operations in North America and Europe. The Company supplies automotive customers around the world with rearview mirror systems, modular window systems and interior lighting and trim systems. The Company also provides products to several non-automotive markets.

  Export revenues are foreign revenues produced by identifiable assets located in the United States. Foreign revenues are generated by identifiable assets at the Company's subsidiaries located in Ireland, France and Mexico. A summary of the Company's operations by geographic area follows:

                                                           YEAR ENDED
                                                   ----------------------------
                                                     1996      1995      1994
                                                   --------  --------  --------
                                                         (IN THOUSANDS)
      REVENUES:
        United States............................. $331,469  $317,710  $296,226
        Foreign...................................   55,998    36,832    18,367
        Export:
        Americas..................................   49,655    25,016    21,557
        Asia......................................      532       981       310
        Europe....................................    1,917     2,786       785
        Other.....................................      --         15        17
                                                   --------  --------  --------
                                                   $439,571  $383,340  $337,262
                                                   ========  ========  ========
      OPERATING INCOME (LOSS):
        United States............................. $ 15,641  $ 19,857  $ 16,397
        Foreign...................................   (2,150)   (2,824)   (3,276)
                                                   --------  --------  --------
                                                   $ 13,491  $ 17,033  $ 13,121
                                                   ========  ========  ========
      IDENTIFIABLE ASSETS:
        United States............................. $226,861  $186,743  $165,172
        Foreign...................................   44,631    37,045    18,629
                                                   --------  --------  --------
                                                   $271,492  $223,788  $183,801
                                                   ========  ========  ========

  Sales to major automobile manufacturers as a percent of the Company's net sales follows:

                                                                    YEAR ENDED
                                                                  ----------------
                                                                  1996  1995  1994
                                                                  ----  ----  ----
      Chrysler...................................................  33%   18%   18%
      Ford.......................................................  22    22    24
      Honda......................................................  16    14    12
      General Motors.............................................  10    17    21
                                                                  ---   ---   ---
                                                                   81%   71%   75%
                                                                  ===   ===   ===

                     DONNELLY CORPORATION AND SUBSIDIARIES

3. INVENTORIES

  Inventories consist of:

                                                                 1996    1995
                                                                ------- -------
                                                                (IN THOUSANDS)
      LIFO cost:
        Finished products and work in process.................. $ 6,998 $ 6,743
        Raw materials..........................................   6,981   6,622
                                                                ------- -------
                                                                 13,979  13,365
                                                                ------- -------
      FIFO cost:
        Finished products and work in process..................   3,202   3,397
        Raw materials..........................................   7,047   5,280
                                                                ------- -------
                                                                 10,249   8,677
                                                                ------- -------
                                                                $24,228 $22,042
                                                                ======= =======

  If only the first-in, first-out method of inventory valuation had been used, inventories would have been $0.4 million and $0.5 million higher than reported at June 29, 1996 and July 1, 1995, respectively, and would have approximated replacement cost.

4. INVESTMENTS IN AND ADVANCES TO EQUITY AFFILIATES

  The Company's equity affiliates include the following: Donnelly Hohe, a German limited partnership that produces exterior mirrors, interior mirrors, door handles, automotive tooling and electronic components related to mirror systems; Vision Group plc ("Vision Group"), the sole shareholder of VLSI Vision Limited that produces an advanced video microchip; newly formed Shanghai Donnelly Fu Hua Window Systems Company Ltd. (Shanghai Donnelly Fu
Hua) that will manufacture encapsulated and framed glass products for the Asian automotive industry; and Applied Films Corporation, a 50% owned joint venture that manufactures thin-film glass coatings used in the production of liquid crystal displays.

  In the fourth quarter of 1996, the Company formed Shanghai Donnelly Fu Hua, a 50-50 joint venture with Shanghai Fu Hua Glass Company, Ltd. Shanghai Fu Hua Glass Company is itself a joint venture between Ford Motor Company and Shanghai Yao Hua Glass Works. The joint venture will have its equipment and processes in place by September 1996, and the venture will begin manufacturing encapsulated and framed glass products by the end of the year.

  During 1996 and 1995, Vision Group sold common shares in a private placement and through public offerings reducing the Company's ownership interest from 40% to 30.4%. The Company's equity in the net proceeds of these sales is reflected as an increase in additional paid-in capital in the accompanying financial statements. The aggregate market value of the Company's investment in Vision Group, based on the quoted market price for Vision Group's common shares, which are listed on the London Stock Exchange, was approximately $44 million at June 29, 1996. The Company's investment in the net assets of Vision Group was approximately $4 million at June 29, 1996.

  Effective April 1, 1995, the Company acquired an interest in Hohe GmbH & Co. KG, since renamed Donnelly Hohe GmbH & Co. KG (Donnelly Hohe), a German limited partnership with operations in Germany and Spain. Donnelly Hohe, based in Collenberg, Germany, supplies many of the main automakers in Europe.

  The Company acquired 48% of the general partnership interest and 66 2/3% of the limited partnership interest for $3.6 million. Additionally, the Company has advanced $28 million to Donnelly Hohe under a subordinated

                     DONNELLY CORPORATION AND SUBSIDIARIES
loan agreement, $14.3 million in 1995 and $13.7 million in 1996. Amounts advanced to Donnelly Hohe under the subordinated loan agreement provide for 10% interest per annum with no principal payments due until its maturity on April 1, 1998. In connection with the Company's acquisition of the Donnelly Hohe interest, refinancing and additional loans of approximately $70 million were provided to Donnelly Hohe by several banks. The terms of the transaction allow Donnelly to purchase the remaining ownership interest in Donnelly Hohe through various options ranging from $3 million to $10 million. The remaining owners have an option to require the Company to buy their interests at any time based upon a formula which results in a price range of up to $10 million.

  Summarized balance sheet and income statement information for the Company's non-consolidated affiliates accounted for using the equity method are as follows. Income statement information includes Donnelly Hohe's twelve months ended May 31, 1996, and two months ended May 31, 1995. All significant others presented include twelve months ending in the month of June for each year presented.

                                                                1996     1995
                                                              --------  -------
                                                               (IN THOUSANDS)
      Summarized Balance Sheet Information:
        Current assets....................................... $ 90,927  $80,443
        Non-current assets...................................   82,052   80,986
        Current liabilities..................................   69,931   57,857
        Non-current liabilities..............................   87,905   89,860
                                                              --------  -------
        Net equity........................................... $ 15,143  $13,712
                                                              ========  =======
      Summarized Income Statement Information:
        Net sales............................................ $250,904  $77,756
        Costs and expenses...................................  254,403   77,547
                                                              --------  -------
        Net income (loss).................................... $ (3,500) $   209
                                                              ========  =======

5. DEBT AND OTHER FINANCING ARRANGEMENTS

  Debt consists of:

                                                                  1996    1995
                                                                -------- -------
                                                                 (IN THOUSANDS)
      Borrowings under revolving credit agreements at 4.15%
       and 7.50%..............................................  $ 35,418 $15,700
      Senior Notes, due 2004, principal payable in
       installments beginning in 1999, interest at 6.67%......    15,000  15,000
      Senior Notes, due 2005, principal payable in
       installments beginning in 2000, interest at 7.22%......    15,000  15,000
      Senior Notes, due 2006, principal payable in
       installments beginning in 2001, interest at 6.70%......    20,000     --
      Industrial revenue bonds:
      $9,500 at adjustable rates (3.80% at June 29, 1996), due
       in 2008- 2010; $5,000 at a fixed rate of 8.13%, due in
       2012...................................................    14,500  14,500
      Other...................................................     1,998   6,602
                                                                -------- -------
      Total...................................................   101,916  66,802
      Less current maturities.................................       159     428
                                                                -------- -------
                                                                $101,757 $66,374
                                                                ======== =======

                     DONNELLY CORPORATION AND SUBSIDIARIES

  The Company has an unsecured $80 million Revolving Credit Loan Agreement which expires November 20, 2002. Interest is at prime unless one of three alternative elections are made by the Company.

  The $9.5 million industrial revenue bonds are secured by letters of credit which must be renewed annually. All industrial revenue bonds are collateralized by the purchased land, building and equipment. The senior notes are unsecured.

  The various borrowings subject the Company to certain restrictions relating to, among other things, minimum net worth, payment of dividends and maintenance of certain financial ratios. At June 29, 1996, the Company was in compliance with all related covenants. Retained earnings available for dividends at June 29, 1996, are $19.6 million.

  Annual principal maturities consist of:

             YEAR ENDING                    AMOUNT
             -----------                --------------
                                        (IN THOUSANDS)
             1997......................    $    159
             1998......................         117
             1999......................       3,525
             2000......................       7,000
             2001......................      20,357
             2002 and thereafter.......      70,758
                                           --------
                                           $101,916
                                           ========

  The Company provides guarantees for $7.3 million in municipal funding for the construction of a manufacturing facility and up to $5.0 million of Applied Films Corporation borrowings.

  Interest payments of $7.8 million, $5.0 million and $3.7 million were made in 1996, 1995 and 1994, respectively.

6. FINANCIAL INSTRUMENTS

  The Company utilizes interest rate swaps and foreign exchange contracts to manage exposure to fluctuations in interest and foreign currency exchange rates. The risk of loss to the Company in the event of nonperformance by any party under these agreements is not material. At June 29, 1996 and July 1, 1995, the Company had interest rate swaps with an aggregate notional amount of $60 million, $30 million and $40 million of which were offsetting at June 29, 1996 and July 1, 1995, respectively. These effectively converted $30 million and $20 million of the Company's variable interest rate debt to fixed rates at June 29, 1996 and July 1, 1995, respectively. The Company is currently paying a weighted average fixed rate of 7.17%, calculated on the notional amounts. These swap agreements have varied expirations through 2003. The notional amounts of interest rate swaps do not represent amounts exchanged by the parties, and thus are not a measure of the exposure to the Company through its use of these instruments. Net receipts or payments under the agreements are recognized as an adjustment to interest expense.

  The Company's Irish subsidiaries enter into foreign exchange contracts to hedge against changes in foreign currency exchange rates. The Company had foreign exchange contracts outstanding of $7.8 million and $13.3 million at June 29, 1996 and July 1, 1995, respectively. The foreign exchange contracts require the Company to exchange foreign currencies for Irish pounds and generally mature within 12 months.

                     DONNELLY CORPORATION AND SUBSIDIARIES

  In accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" (see Note 1), the Company has provided the following fair value estimates for instruments in which the fair value differs from carrying value at June 29, 1996:

                                                       CARRYING VALUE FAIR VALUE
                                                       -------------- ----------
                                                            (IN THOUSANDS)
      Liabilities:
        Long-term fixed rate debt.....................    $55,000      $53,630
      Derivatives:
        Interest rate swaps...........................        --          (423)
        Foreign exchange contracts....................        --           274

7. BENEFIT PLANS

A. PENSION BENEFITS

  The Company sponsors defined benefit pension plans covering substantially all employees. Pension costs for the plans are funded in amounts which equal or exceed regulatory requirements. Benefits under these plans are based primarily on years of service and compensation.

  Assumptions and net periodic pension cost are as follows:

                                                            YEAR ENDED
                                                      -------------------------
                                                       1996     1995     1994
                                                      -------  -------  -------
                                                          (IN THOUSANDS)
Discount rate........................................    8.00%    8.25%    8.25%
Compensation increase................................    5.00%    5.00%    5.00%
Expected return on plan assets.......................    9.50%    9.50%    9.50%
Service cost......................................... $ 3,545  $ 3,544  $ 3,178
Interest cost........................................   5,060    4,560    3,912
Actual gain on plan assets...........................  (8,528)  (6,389)    (854)
Net amortization and deferral........................   4,550    2,563   (2,292)
                                                      -------  -------  -------
Net periodic pension cost............................ $ 4,627  $ 4,278  $ 3,944
                                                      =======  =======  =======

  The funded status of the defined benefit pension plans is summarized below:

                                                              1996      1995
                                                            --------  --------
                                                             (IN THOUSANDS)
Accumulated benefit obligation, including vested benefits
 of $43,101 and $38,997.................................... $(43,945) $(40,328)
Effect of projected compensation increases.................  (23,826)  (23,462)
                                                            --------  --------
Projected benefit obligation for service rendered to date..  (67,771)  (63,790)
Plan assets at fair value, primarily corporate equity and
 debt securities...........................................   55,784    47,180
                                                            --------  --------
Projected benefit obligation in excess of plan assets......  (11,987)  (16,610)
Unrecognized net transition obligation.....................      408       492
Unrecognized prior service cost............................      530       120
Unrecognized net loss......................................    1,926    10,165
                                                            --------  --------
Net pension liability...................................... $ (9,123) $ (5,833)
                                                            ========  ========

                     DONNELLY CORPORATION AND SUBSIDIARIES

B. POSTRETIREMENT HEALTH CARE BENEFITS

  The Company provides certain health care and life insurance benefits for eligible active and retired employees. The plan contains cost saving features such as deductibles, coinsurance and a lifetime maximum and is unfunded.

  Effective July 4, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This Statement requires the accrual, during the employee's years of service, of the expected cost of providing those benefits to an employee and the employee's beneficiaries and covered dependents. The net transition obligation represents the difference between the accrued postretirement benefit costs prior to the adoption of SFAS No. 106 and the Plan's unfunded accumulated postretirement benefit obligation as of July 4, 1993. The net transition obligation of $7.9 million at July 4, 1993 is being amortized over 22 years.

  The components of the net periodic postretirement benefit cost are as follows:

                                                                YEAR ENDED
                                                           --------------------
                                                            1996   1995   1994
                                                           ------ ------ ------
                                                              (IN THOUSANDS)
      Service cost........................................ $  450 $  402 $  388
      Interest cost.......................................    830    779    661
      Amortization of net transition obligation over 22
       years..............................................    360    360    360
      Unrecognized net loss...............................     20     13    --
                                                           ------ ------ ------
      Net periodic postretirement benefit cost............ $1,660 $1,554 $1,409
                                                           ====== ====== ======

  The postretirement health care liability recognized in the balance sheet is as follows:

                                                              1996      1995
                                                            --------  --------
                                                             (IN THOUSANDS)
      Retirees............................................. $ (5,946) $ (5,973)
      Fully eligible active participants...................      (66)      (14)
      Other active participants............................   (5,467)   (4,961)
                                                            --------  --------
      Accumulated postretirement benefit obligation........  (11,479)  (10,948)
      Unrecognized transition obligation...................    6,841     7,201
      Unrecognized net loss................................    1,486     1,519
                                                            --------  --------
      Postretirement health care liability................. $ (3,152) $ (2,228)
                                                            ========  ========

  The assumed health care inflation rate used in measuring the postretirement health care liability is 9.0% for 1997, declining uniformly to 6% in 2000 and remaining level thereafter. The health care cost trend rate has an effect on the amounts reported. Increasing the assumed health care inflation rate by 1% would increase the postretirement health care liability by $0.6 million, and the net periodic postretirement benefit cost for the year by $40,000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.0% and 7.75% in 1996 and 1995, respectively.

8. TAXES ON INCOME

  Effective July 4, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of this accounting change of $0.5 million is reported separately in the 1994 combined consolidated statement of income. Deferred income taxes under SFAS No. 109 reflect the tax effects of temporary differences between the amounts of assets and liabilities for financial reporting purposes and those

                     DONNELLY CORPORATION AND SUBSIDIARIES
amounts as measured by income tax laws. The Company has grouped the noncurrent deferred tax assets with other assets and the net noncurrent deferred tax liability with certain other liabilities on the balance sheet. The tax effects of temporary differences which give rise to a significant portion of deferred tax assets (liabilities) are as follows:

                                                               1996     1995
                                                              -------  -------
                                                              (IN THOUSANDS)
      Fixed assets........................................... $(5,581) $(4,237)
      Retirement plans.......................................   3,106    1,641
      Postretirement benefits................................   1,103      780
      Loss carryforwards.....................................   2,095      636
      Accrued expenses and other.............................    (280)    (271)
                                                              -------  -------
      Net deferred tax asset (liability)..................... $   443  $(1,451)
                                                              =======  =======

     Per Balance Sheet:

                                                               1996     1995
                                                              -------  -------
                                                              (IN THOUSANDS)
      Current income tax asset............................... $ 1,912  $ 2,197
      Noncurrent income tax asset............................   2,095      --
      Noncurrent income tax liability........................  (3,564)  (3,648)
                                                              -------  -------
      Net deferred tax asset (liability)..................... $   443  $(1,451)
                                                              =======  =======

  At June 29, 1996, the Company has $2.1 million of net operating loss carryforwards, the majority of which expire in 2010 or are indefinite.

                                                            YEAR ENDED
                                                      -------------------------
                                                       1996     1995     1994
                                                      -------  -------  -------
                                                          (IN THOUSANDS)
      Income before taxes on income consists of:
        Domestic..................................... $15,647  $18,692  $14,453
        Foreign......................................  (3,298)  (1,869)  (3,445)
                                                      -------  -------  -------
                                                      $12,349  $16,823  $11,008
                                                      =======  =======  =======
      Tax expense (benefit) consists of:
        Current:
          Domestic................................... $ 6,909  $ 7,920  $ 4,782
          Foreign....................................       8      (17)     (16)
                                                      -------  -------  -------
                                                        6,917    7,903    4,766
                                                      -------  -------  -------
        Deferred:
          Domestic...................................  (2,156)  (1,761)  (1,101)
          Foreign....................................    (570)    (347)    (331)
                                                      -------  -------  -------
                                                       (2,726)  (2,108)  (1,432)
                                                      -------  -------  -------
                                                      $ 4,191  $ 5,795  $ 3,334
                                                      =======  =======  =======

                     DONNELLY CORPORATION AND SUBSIDIARIES

  The difference from the amount that would be computed by applying the federal statutory income tax rate to income before taxes on income is reconciled as follows:

                                                             YEAR ENDED
                                                        -----------------------
                                                         1996    1995     1994
                                                        ------  -------  ------
                                                           (IN THOUSANDS)
      Income taxes at federal statutory rate...........     35%      35%     34%
      Impact of:
        Available tax credits..........................    --        (2)    (11)
        Foreign subsidiary earnings....................      5        2       7
        DISC earnings..................................     (6)      (2)     (3)
        Other..........................................    --         1       3
                                                        ------  -------  ------
      Effective tax rate...............................     34%      34%     30%
                                                        ------  -------  ------
      Income taxes paid................................ $3,731  $10,332  $3,149
                                                        ======  =======  ======

9. PREFERRED STOCK AND COMMON STOCK

  Each share of 7 1/2% cumulative preferred stock is entitled to one vote for the election of the members of the Board of Directors not elected by the holders of Class A Common Stock, and all other matters at all shareholders' meetings whenever dividend payments are in arrears for four cumulative quarters. No arrearage existed at June 29, 1996. The preferred stock is redeemable in whole or in part, if called by the Company, at $10.50 per share. Additionally, there are 1,000,000 authorized shares of series preferred stock, no par value. At June 29, 1996 and July 1, 1995, no series preferred stock was outstanding.

  Each share of Class A Common Stock and Class B Common Stock is entitled to one vote and ten votes, respectively, at all shareholders' meetings. The holders of Class A Common Stock are entitled to elect one-quarter of the members of the Board of Directors. The remaining directors are elected by the holders of Class B Common Stock and any preferred stock entitled to vote.

10. STOCK PURCHASE AND OPTION PLANS

  The Company's Employees' Stock Purchase Plan permits the purchase in an aggregate amount of up to 547,250 shares of Class A Common Stock. Eligible employees may purchase stock at market value, or 90% of market value if the price is $6.40 per share or higher, up to a maximum of $5,000 per employee in any calendar year. The Company issued 21,825 shares in 1996 and 28,464 shares in 1995 under this plan.

  The Company's Stock Option Plans permit the granting of either nonqualified or incentive stock options to certain key employees and directors to purchase an aggregate amount of up to 1,078,125 shares of the Company's Class A Common Stock. The options, which become exercisable twelve months after date of grant, expire ten years after date of grant. Although the plan administrator may establish the nonqualified option price at below market value at date of grant, incentive stock options may be granted only at prices not less than the market value.

                     DONNELLY CORPORATION AND SUBSIDIARIES

  Options have been granted to purchase common stock at prices ranging from $7.36 to $16.10 per share. Options were exercised during 1995 and 1996 at prices ranging from $7.36 to $8.48 per share. A summary of option transactions follows:

                                                                 YEAR ENDED
                                                               ----------------
                                                               1996  1995  1994
                                                               ----  ----  ----
                                                               (IN THOUSANDS)
      Options outstanding, beginning of year.................. 515   451   353
      Options granted......................................... 100    95    99
      Options exercised....................................... (59)  (16)   (1)
      Options expired......................................... (45)  (15)  --
                                                               ---   ---   ---
      Options outstanding, end of year........................ 511   515   451
                                                               ===   ===   ===
      Exercisable, end of year................................ 421   429   353
                                                               ===   ===   ===

  The Company has reserved 456,219 shares for future grants at June 29, 1996.

  In 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 allows companies to continue to account for their stock-based compensation plans in accordance with APB Opinion No. 25, but encourages the adoption of a new accounting method to record compensation expense based on the estimated fair value of employee stock-based compensation. Companies electing not to follow the new fair value based method are required to provide expanded footnote disclosures, including pro forma net income and earnings per share, determined as if the company had adopted the new method. The Statement is required to be adopted by the Company's fiscal year ending in 1997. Management intends to continue to account for its stock-based compensation plans in accordance with APB Opinion No. 25 and provide the supplemental disclosures as required by SFAS No. 123, beginning in 1997.

11. COMMITMENTS AND CONTINGENCIES

A. PATENT LITIGATION

  Certain electrochromic mirror technology of the Company has been the subject of patent litigation between the Company and Gentex Corporation ("Gentex"). Following the settlement of prior litigation, Gentex filed a lawsuit against the Company on June 7, 1993, alleging that the Company's solid polymer film electrochromic mirror infringed a patent owned by Gentex. On March 21, 1994, the Company's motion for summary judgment of non-infringement was granted and the lawsuit was dismissed. Gentex filed an appeal of this ruling. On November 3, 1995, the Court of Appeals for the Federal Circuit affirmed the summary judgment decision and dismissed Gentex's appeal. On December 18, 1995, the Court of Appeals for the Federal Circuit denied Gentex's request for a rehearing.

  The Company was also a party to three subsequent lawsuits involving 10 patents owned by the Company. In one of these suits, the Court granted Gentex's motion for summary judgment that two of the Company's patents relating to lighted mirrors are invalid. The Company believes that its lighted mirror patents are not invalid and has filed on appeal on this issue. The appeal is currently pending.

  On April 1, 1996, the Company entered into a settlement agreement with Gentex which resolved all aspects of these three lawsuits except for the pending appeal referred to above. Under the agreement, Gentex paid the Company $6.0 million in settlement fees and will pay an additional $0.2 million if the Company prevails in its appeal. In addition, the settlement includes cross-licensing of certain patents which each party may practice within its own core technology area, and an agreement that the parties will not pursue litigation against each

                     DONNELLY CORPORATION AND SUBSIDIARIES
other on certain other patents for a period of four years. This settlement was recognized in selling, general and administrative, net of related patent litigation costs previously capitalized. Patent litigation costs included in selling, general and administrative expenses were $3.7 million, $3.1 million and $0.8 million in 1996, 1995, and 1994, respectively.

B. OTHER LITIGATION

  The Company and its subsidiaries are involved in certain other legal actions and claims, including environmental claims, arising in the ordinary course of business. Management believes (based on advice of legal counsel) that such litigation and claims will be resolved without material effect on the Company's financial position, results of operation and liquidity, individually and in the aggregate.

C. OTHER

  As of June 29, 1996, the Company had capital expenditure purchase commitments outstanding of approximately $9 million.

12. LEASES

  The Company leases various facilities and equipment. Rental expense charged to operations amounted to approximately $3.8 million for 1996, $2.5 million for 1995 and $2.5 million for 1994. In 1995 the Company entered an agreement for the sale and leaseback of newly installed modular window production equipment. The equipment was sold at cost and no gain or loss was recognized on the transaction. The lease, which has six one year renewal terms, an effective 6.9% fixed interest rate, and a 40% balloon option for the Company to purchase the equipment after the full seven year term, is classified as an operating lease.

  Future minimum lease payments, excluding renewal options, consist of:

             YEAR ENDING                    AMOUNT
             -----------                --------------
                                        (IN THOUSANDS)
             1997......................     $3,688
             1998......................      1,196
             1999......................        514
             2000......................        578
             2001......................        221
             2002 and thereafter.......        485
                                            ------
                                            $6,682
                                            ======

13. RESTRUCTURING OF OPERATIONS

  In the fourth quarter of 1996, the Company recorded a restructuring charge of $2.4 million related to the write-down of certain assets and the closure of the Company's manufacturing facility in Mt. Pleasant, Tennessee. The decision to close the Tennessee facility was based on a number of factors that included a major loss of business one year ago and the inability to attract significant new business for the plant. These costs include accruals for severance and related employee support programs and write-off of certain assets removed from service. The majority of these liabilities will be paid or settled during the first six months of 1997.

  In the second quarter of 1995, the Company implemented a restructuring plan of its non-automotive businesses to focus on its automotive businesses. The restructuring plan included the sale of the Company's appliance business, the sale of the heavy truck mirror business and the liquidation of the Company's investment in OSD Envizion, a joint venture engaged in the manufacture of welding helmet shields. The Company received total proceeds of $14.2 million associated with the restructuring of these businesses, which had a combined net

                     DONNELLY CORPORATION AND SUBSIDIARIES

     NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

book value of $6.5 million. In addition, restructuring costs of $3.0 million were also recognized consisting of a severance program and other expenses associated with the plan. The severance program included twenty-five personnel, primarily middle and senior managers of the Company. The spending for these costs was essentially completed by the end of 1995. The restructuring of the non-automotive businesses resulted in a pretax gain of $4.7 million. These non-automotive businesses represented an insignificant portion of the Company's operations for each period reported.

  The Company also restructured certain automotive operations in the second quarter of 1995, resulting in a charge of $2.4 million primarily for the write-down of operating assets due to the loss of Saturn's business at D&A Technology, Inc. (D&A), the Company's former joint venture with Asahi Glass Company. In the first quarter of 1996, the Company dissolved the joint venture and acquired Asahi's 40% interest in D&A for approximately $2.1 million. D&A represented 5% and 8%, respectively, of the Company's combined consolidated net sales and net income in 1995.

  In the fourth quarter of 1994, the Company recognized restructuring costs of $1.2 million to cover a severance program and other expenses associated with the restructuring of Donnelly Mirrors Limited.

14. QUARTERLY FINANCIAL DATA--UNAUDITED

                                    FIRST    SECOND   THIRD    FOURTH   TOTAL
                                   QUARTER  QUARTER  QUARTER  QUARTER    YEAR
                                   -------  -------- -------- -------- --------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
1996
  Net sales....................... $90,523  $106,823 $116,445 $125,780 $439,571
  Gross profit....................  13,685    20,030   22,153   25,873   81,741
  Operating income (loss).........  (2,087)    3,899    3,920    7,759   13,491
  Net Income (loss):
    Income (loss).................  (1,789)    2,629    2,503    5,111    8,454
    Per common share..............    (.18)      .27      .25      .52      .86
  Dividends declared per share of
   common stock...................     .08       .08      .08      .08      .32
1995
  Net sales....................... $86,741  $ 98,460 $ 96,708 $101,431 $383,340
  Gross profit....................  18,101    22,312   21,019   21,136   82,568
  Operating income................     811     7,274    4,828    4,120   17,033
  Net Income (loss):
    Income (loss).................     (85)    4,699    3,076    3,319   11,009
    Per common share..............    (.01)      .49      .32      .34     1.14
  Dividends declared per share of
   common stock...................    .064      .064     .064     .064     .256

  All per share data has been adjusted for the stock split effective January 30, 1997. The impact of certain transactions on the 1996 and 1995 quarterly results of operations is discussed in Notes 11 and 13. See Management's Discussion and Analysis of Results of Operations and Financial Condition for discussion of the Company's results of operations.

                     DONNELLY CORPORATION AND SUBSIDIARIES

              CONDENSED COMBINED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                 NINE MONTHS ENDED
                                            -----------------------------
                                              MARCH 29,      MARCH 30,
                                                1997           1996
                                            -------------- --------------
                                            (IN THOUSANDS, EXCEPT SHARE DATA)
Net sales.................................. $     483,118  $     313,791
Costs and expenses:
  Cost of sales............................       391,878        257,923
  Selling, general and administrative......        47,324         30,475
  Research and development.................        24,971         19,661
                                            -------------  -------------
Operating income...........................        18,945          5,732
  Interest expense.........................         7,654          6,131
  Royalty income...........................        (1,216)        (4,266)
  Interest income..........................          (549)        (1,073)
  Other income, net........................        (1,345)          (548)
                                            -------------  -------------
Income before taxes on income..............        14,401          5,488
  Taxes on income..........................         5,369          1,849
                                            -------------  -------------
Income before minority interest and equity
 earnings..................................         9,032          3,639
  Minority interest in net (income) loss of
   subsidiaries............................          (104)           186
  Equity in losses of affiliated companies.          (331)          (482)
                                            -------------  -------------
Net income................................. $       8,597  $       3,343
                                            =============  =============
Per share of common stock:
  Net income............................... $        0.87  $        0.34
  Cash dividends declared.................. $        0.26  $        0.24
  Average common shares outstanding........     9,822,335      9,743,434


        The accompanying notes are an integral part of these statements.

                     DONNELLY CORPORATION AND SUBSIDIARIES

                 CONDENSED COMBINED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                              MARCH 29, JUNE 29,
                                                                1997      1996
                                                              --------- --------
                                                                (IN THOUSANDS)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................. $  6,070  $  1,303
  Accounts receivable, less allowance of $879 and $571.......   69,138    73,658
  Inventories................................................   45,310    24,228
  Prepaid expenses and other current assets..................   33,715    27,506
                                                              --------  --------
    Total current assets.....................................  154,233   126,695
  Property, plant and equipment..............................  287,537   157,161
  Less accumulated depreciation..............................  130,377    57,397
                                                              --------  --------
    Net property, plant and equipment........................  157,160    99,764
  Investments in and advances to affiliates..................   14,426    37,932
  Other assets...............................................   20,699     7,101
                                                              --------  --------
    Total assets............................................. $347,518  $271,492
                                                              ========  ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts and notes payable................................. $ 69,490  $ 44,349
  Current maturities of long-term debt.......................    5,306       159
  Other current liabilities..................................   35,446    18,705
                                                              --------  --------
    Total current liabilities................................  110,242    63,213
  Long-term debt, less current maturities....................  117,017   101,757
  Deferred income taxes and other liabilities................   24,516    17,670
                                                              --------  --------
    Total liabilities........................................  251,775   182,640
                                                              --------  --------
  Minority interest..........................................      279       --
  Preferred stock............................................      531       531
  Common stock...............................................      991       787
  Other shareholders' equity.................................   93,942    87,534
                                                              --------  --------
    Total shareholders' equity...............................   95,464    88,852
                                                              --------  --------
    Total liabilities and shareholders' equity............... $347,518  $271,492
                                                              ========  ========



        The accompanying notes are an integral part of these statements.

                     DONNELLY CORPORATION AND SUBSIDIARIES

            CONDENSED COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                             NINE MONTHS ENDED
                                                            -------------------
                                                            MARCH 29, MARCH 30,
                                                              1997      1996
                                                            --------- ---------
                                                              (IN THOUSANDS)
OPERATING ACTIVITIES
Net income................................................   $ 8,597   $ 3,343
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FROM (FOR)
 OPERATING ACTIVITIES:
  Depreciation and amortization...........................    15,391     9,355
  Gain on sale of property and equipment..................      (596)      --
  Gain on sale of affiliate stock.........................      (872)      --
  Deferred pension cost and postretirement benefits.......     3,916     1,469
  Deferred income taxes...................................    (1,587)      (23)
  Minority interest net income (loss) of subsidiaries.....       312      (202)
  Equity in losses of affiliated companies................       786     1,057
CHANGES IN OPERATING ASSETS AND LIABILITIES:
  Sale of accounts receivable.............................    38,777       --
  Accounts receivable.....................................   (12,738)  (23,373)
  Inventories.............................................    (4,289)   (2,896)
  Prepaid expenses and other current assets...............    (2,457)  (10,424)
  Accounts payable and other current liabilities..........     9,008    16,854
  Other...................................................    (2,356)      304
                                                             -------   -------
    Net cash from (for) operating activities..............    51,782    (4,536)
                                                             -------   -------
INVESTING ACTIVITIES
Capital expenditures......................................   (20,194)  (18,811)
Investments in and advances to equity affiliates..........    (4,589)  (16,368)
Proceeds from sale of property and equipment..............     3,248       --
Proceeds from sale of affiliate stock.....................       974       --
Purchase of minority interest.............................       --     (2,100)
Change in unexpended bond proceeds........................       142       392
Cash increase due to consolidation of subsidiary..........     9,963       --
Other.....................................................      (781)      --
                                                             -------   -------
    Net cash for investing activities.....................   (11,237)  (35,887)
                                                             -------   -------
FINANCING ACTIVITIES
Proceeds from long-term debt..............................       --     39,463
Repayments on long-term debt..............................   (33,369)      --
Common stock issuance.....................................       863       586
Dividends paid............................................    (2,592)   (2,378)
                                                             -------   -------
    Net cash from (for) financing activities..............   (35,098)   37,671
                                                             -------   -------
Effect of foreign exchange rate changes on cash and cash
 equivalents..............................................      (680)      --
Increase (decrease) in cash and cash equivalents..........     5,447    (2,752)
Cash and cash equivalents, beginning of period............     1,303     5,224
                                                             -------   -------
Cash and cash equivalents, end of period..................   $ 6,070   $ 2,472
                                                             =======   =======


        The accompanying notes are an integral part of these statements.

                     DONNELLY CORPORATION AND SUBSIDIARIES

       NOTES TO THE CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                              MARCH 29, 1997

1. BASIS OF PRESENTATION

  The accompanying unaudited condensed combined consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended March 29, 1997, should not be considered indicative of the results that may be expected for the year ended June 28, 1997. The combined consolidated balance sheet at June 29, 1996, has been taken from the audited combined consolidated financial statements and condensed. The accompanying condensed combined consolidated financial statements and footnotes thereto should be read in conjunction with the Company's annual report on Form 10-K for the year ended June 29, 1996.

  The Company's fiscal year is the 52 or 53 week period ending the Saturday closest to June 30. Accordingly, each quarter ends on the Saturday closest to quarter end. Both the nine month periods ended March 29, 1997, and March 30, 1996, included 26 weeks.

2. INVENTORIES

  At the beginning of fiscal 1997, the Company changed to the FIFO (first-in, first-out) method for determining the cost of all inventories. Until fiscal 1997, the Company used the LIFO (last-in, first-out) method for determining inventory cost, except for the inventories of consolidated subsidiaries which used the FIFO method. The change in accounting principle was made to provide a better matching of revenue and expenses. This accounting change is not expected to be material for the year and was not material to the financial statements for any previously reported periods. Accordingly, no retroactive restatement of the prior year's financial statements was made.

  Inventories consist of:

                                                              MARCH 29, JUNE 29,
                                                                1997      1996
                                                              --------- --------
                                                                (IN THOUSANDS)
      LIFO cost:
        Finished products and work in process................ $    --   $ 6,743
        Raw materials........................................      --     6,622
                                                              --------  -------
                                                                   --    13,365
                                                              --------  -------
      FIFO costs:
        Finished products and work in process................   19,605    3,397
        Raw materials........................................   25,705    7,466
                                                              --------  -------
                                                                45,310   10,863
                                                              --------  -------
                                                              $ 45,310  $24,228
                                                              ========  =======

                     DONNELLY CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)


3. INCOME PER SHARE

  Income per share is computed by dividing net income, adjusted for preferred stock dividends of approximately $10,000 in each respective quarter, by the weighted average number of shares of Donnelly Corporation common stock outstanding, as adjusted for stock splits.

  On December 6, 1996, the Board of Directors declared a five for four stock split in the form of a 25 percent stock dividend distributed on January 30, 1997. All references to weighted average number of shares outstanding and per share information have been adjusted to reflect the stock split.

4. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                              NINE MONTHS ENDED
                                                             -------------------
                                                             MARCH 29, MARCH 30,
                                                               1997      1996
                                                             --------- ---------
                                                               (IN THOUSANDS)
      Cash paid during the period for:
        Interest............................................  $7,437    $2,227
        Income taxes........................................  $8,575    $  249

5. ACQUISITION AND INVESTMENTS IN AFFILIATES

  In October 1996, the Company acquired a controlling interest in Donnelly Hohe GmbH & Co KG ("Donnelly Hohe"). Accordingly, Donnelly Hohe's financial statements are consolidated with those of the Company beginning in the second quarter of 1997. The Company consolidates Donnelly Hohe's financial statements for the period ending one month prior to the Company's period end. For the Company's period ended March 29, 1997, Donnelly Hohe's financial statements are consolidated using the period ended February 28, 1997. Pro forma results of operations as though the companies had combined at the beginning of each period presented is as follows:

                                                              NINE MONTHS ENDED
                                                             -------------------
                                                             MARCH 29, MARCH 30,
                                                               1997      1996
                                                             --------- ---------
                                                               (IN THOUSANDS,
                                                             EXCEPT SHARE DATA)
      Net sales............................................. $531,580  $477,150
      Net income............................................    8,597     3,343
      Income per share of common stock ..................... $   0.87  $   0.34

6. ASSET SECURITIZATION

  In November 1996, the Company entered into an agreement to sell, on a revolving basis, an interest in a defined pool of trade accounts receivable. The maximum allowable amount of receivables to be sold is $50 million. The amount outstanding at any measurement date varies based upon the level of eligible receivables and management's discretion. Under this agreement, $38.8 million were sold at March 29, 1997, the proceeds of which were used to reduce borrowings under the Company's revolving credit agreements. The sale is reflected as a reduction of accounts receivable in the accompanying Condensed Combined Consolidated Balance Sheet and as operating cash flows in the accompanying Condensed Combined Consolidated Statement of Cash Flows. The sales proceeds are less than the face amount of accounts receivable sold by an amount that approximates the purchaser's financing costs of issuing its own commercial paper backed by these accounts receivable. Discount fees of $0.8 million have been included in selling, general and administrative expense in the Company's Condensed Combined Consolidated Statement of Income for the period ended March 29, 1997. The Company, as agent for the purchaser, retains collection and administrative responsibilities for the participating interests of the defined pool.

                     DONNELLY CORPORATION AND SUBSIDIARIES

NOTES TO THE CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)
                                  (UNAUDITED)

6. RESTRUCTURING

  On February 18, 1997, the Company announced its intention to restructure the Company's European operations to realign the Company's European manufacturing capacity and to reduce future operating costs, primarily by reducing the number of non-production employees in the Company's European operations. The restructuring is intended to result in reductions in operating costs through improved quality, better personnel training and management and outsourcing certain production. The restructuring also involves reorganizing product lines and production to realize efficiencies in the production process. The Company is in the process of finalizing the details of the planned restructuring, and has begun its implementation. Management believes that the expense of the restructuring (primarily severance payments resulting from a reduction in the number of employees) will reduce net income by a one-time charge of approximately $3.5 to $4.5 million in the fourth quarter of 1997.

7. FORWARD-LOOKING STATEMENTS

  This report contains certain forward-looking statements which involve risks and uncertainties. When used in this report, the words "believe," "anticipate," "think," "intend," "goal" and similar expressions identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those anticipated. Readers are cautioned not to place undue reliance on those forward-looking statements which speak only as of the date of this report.

8. RECENTLY ISSUED ACCOUNTING STANDARDS

  See Management's Discussion and Analysis of Results of Operations and Financial Condition for discussion of recently issued accounting standards.

                     DONNELLY CORPORATION AND SUBSIDIARIES

  PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

INTRODUCTION

  In October 1996, the Company acquired an additional 13% interest in the general partner of Donnelly Hohe resulting in the Company owning a controlling interest in Donnelly Hohe. Accordingly, Donnelly Hohe's financial statements are consolidated with those of the Company beginning in the second quarter of 1997. Prior to the second quarter of 1997, the Company's investment in Donnelly Hohe was accounted for using the equity method, with the results of Donnelly Hohe's operations included in the Company's combined consolidated financial statements from the initial date of acquisition, April 1, 1995.

  The following unaudited pro forma Condensed Combined Consolidated Statements of Income for the year ended June 29, 1996, and the nine months ended March 29, 1997, include Donnelly Hohe's results for the twelve month period ended May 31, 1996, and the nine month period ending February 28, 1997, respectively, giving the effect to the consolidation of Donnelly Hohe as if it occurred at the beginning of the periods presented. The pro forma information presented is based on the historical financial statements of the Company and Donnelly Hohe for the periods listed. Income related items are translated at the average exchange rate for the period presented. See the March 29, 1997 Condensed Combined Consolidated Balance Sheet presented on page F-21 of this report for a presentation of the Company's balance sheet including Donnelly Hohe.

  The pro forma data do not purport to represent what the Company's results of operations would actually have been if such transactions had in fact occurred as of the dates indicated or to project results for any future date or period.

                     DONNELLY CORPORATION AND SUBSIDIARIES

         PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)

                                   THE     DONNELLY
   YEAR ENDED JUNE 29, 1996      COMPANY     HOHE    ADJUSTMENTS NOTES PRO FORMA
   ------------------------      --------  --------  ----------- ----- ---------
                                       (IN THOUSANDS, EXCEPT SHARE DATA)
Net Sales......................  $439,571  $225,085    $ (280)      3  $664,376
COST AND EXPENSES:
Cost of sales..................   357,830   191,496      (280)      3   549,046
Selling, general and
 administrative................    38,123    19,718       --             57,841
Research and development.......    27,728     4,507       --             32,235
Restructuring charges..........     2,399     1,309       --              3,708
                                 --------  --------    ------          --------
  Operating income.............    13,491     8,055       --             21,546
NON OPERATING EXPENSES
 (INCOME):
Interest expense...............     8,102     7,057    (2,551)      3    12,608
Royalty income.................    (5,239)      (35)      --             (5,274)
Interest income................    (1,017)     (268)      889     1,3      (396)
Other income, net..............      (704)     (481)      --             (1,185)
                                 --------  --------    ------          --------
  Income before taxes on
   income......................    12,349     1,782     1,662            15,793
Taxes on income................     4,191       710       294     1,2     5,291
                                 --------  --------    ------          --------
  Income before minority
   interest and equity
   earnings....................     8,158     1,072     1,368            10,502
Minority interest in net
 (income) loss of subsidiaries.       186      (660)     (114)      4      (492)
Equity in earnings (losses) of
 affiliated companies..........       110       --     (1,666)      1    (1,556)
                                 --------  --------    ------          --------
  Net income...................  $  8,454  $    412    $ (412)         $  8,454
                                 ========  ========    ======          ========
Income per share of common
 stock                           $   0.86                              $   0.86



   See notes to pro forma condensed combined consolidated statement of income

                     DONNELLY CORPORATION AND SUBSIDIARIES

         PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)

                                    THE     DONNELLY
NINE MONTHS ENDED MARCH 29, 1997  COMPANY   HOHE(5)   ADJUSTMENTS NOTES PRO FORMA
--------------------------------  --------  --------  ----------- ----- ---------
                                        (IN THOUSANDS, EXCEPT SHARE DATA)
Net sales.......................  $483,118  $48,848     $ (386)      3  $531,580
COST AND EXPENSES:
Cost of sales...................   391,878   42,524       (386)      3   434,016
Selling, general and
 administrative.................    47,324    4,943                       52,267
Research and development........    24,971    1,136                       26,107
                                  --------  -------     ------          --------
Operating income (loss).........    18,945      245        --             19,190
NON OPERATING EXPENSES (INCOME):
Interest expense................     7,654    1,657       (758)      3     8,553
Royalty income..................    (1,216)      (1)                      (1,217)
Interest income.................      (549)     (29)       291     1,3      (287)
Other income, net...............    (1,345)      52                       (1,293)
                                  --------  -------     ------          --------
  Income (loss) before taxes on
   income.......................    14,401   (1,434)       467            13,434
Taxes on income.................     5,369      325       (701)    1,2     4,993
                                  --------  -------     ------          --------
  Income (loss) before minority
   interest and equity earnings.     9,032   (1,759)     1,168             8,441
Minority interest in net
 (income) loss of subsidiaries..      (104)    (265)       608       4      (239)
Equity in earnings (losses) of
 affiliated companies...........      (331)                248       1       (83)
                                  --------  -------     ------          --------
  Net income (loss).............  $  8,597  $(2,024)    $2,024          $  8,597
                                  ========  =======     ======          ========
Income per share of common
 stock..........................  $   0.87                              $   0.87



   See notes to pro forma condensed combined consolidated statement of income

                     DONNELLY CORPORATION AND SUBSIDIARIES

  NOTES TO THE PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

NOTE A--The pro forma adjustments to the condensed consolidated statements of income are as follows:

(1) These adjustments reflect the reversal of Donnelly Hohe's equity earnings recorded by the Company and reversal of the Company's consolidating adjustments to eliminate intercompany interest out of equity earnings for fiscal 1996 and the first three months of fiscal 1997, net of tax.

(2) These adjustments reflect the taxes on the Donnelly Hohe partnership earnings.

(3) These adjustments reflect the elimination of intercompany sales and cost of sales and to reflect the elimination of interest on intercompany debt.

(4) These adjustments reflect the elimination of the Company's investment in Donnelly Hohe and related minority interest.

(5) Represents Donnelly Hohe's results of operations for the three month period ended August 31, 1996. Donnelly Hohe's results of operations for the six month period ended February 28, 1997 are consolidated with the Company's results of operations for the nine months ended March 29, 1997.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR IN-CORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DE-SCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRIT-ERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JU-RISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Available Information.....................................................   i
Incorporation of Certain Documents by Reference...........................   i
Forward-looking Statements................................................  ii
Prospectus Summary........................................................   1
Risk Factors..............................................................   4
Use of Proceeds...........................................................   6
Capitalization............................................................   7
Price Range of Common Stock and Dividends.................................   8
Selected Combined Consolidated Financial Data.............................   9
Management's Discussion and Analysis of Results of Operations and
 Financial Condition......................................................  11
Business..................................................................  19
Management................................................................  34
Principal Shareholders....................................................  36
Description of Capital Stock..............................................  38
Underwriting..............................................................  42
Legal Matters.............................................................  43
Experts...................................................................  43
Index to Combined Consolidated Financial Statements....................... F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,500,000 SHARES

                                [LOGO]DONNELLY

                              CLASS A COMMON STOCK

                                   --------

                                   PROSPECTUS

                                   --------

                               SMITH BARNEY INC.

                              SALOMON BROTHERS INC

                                         , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Expenses in connection with the issuance and distribution of the securities being registered are estimated as follows, all of which are to be borne by the
Company:

      SEC Registration Fee...........................................  $7,972.00
      National Association of Securities Dealers filing fee..........   3,346.25
      New York Stock Exchange Listing................................     *
      Printing and Engraving Expenses................................  75,000.00
      Accounting Fees................................................     *
      Transfer and Registrar's Fees..................................     *
      Legal Fees and Expenses........................................ 110,000.00
      Blue Sky Qualification Fees and Expenses.......................   9,000.00
      Miscellaneous..................................................     *
                                                                      ----------
        Total........................................................  $   *
                                                                      ==========

--------
*  To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Sections 561-571 of the Michigan Business Corporation Act, as amended (the "Act"), grant the Registrant broad powers to indemnify any person in connection with legal proceedings brought against him by reason of his present or past status as an officer or director of the Registrant, provided that the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Act also gives the Registrant broad powers to indemnify any such person against expenses and reasonable settlement payments in connection with any action by or in the right of the Registrant, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, except that no indemnification may be made if such person is adjudged to be liable to the Registrant unless and only to the extent the court in which such action was brought determines upon application that, despite such adjudication, but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for reasonable expenses as the court deems proper. In addition, to the extent that any such person is successful in the defense of any such legal proceeding, the Registrant is required by the Act to indemnify him against expenses, including attorneys' fees, that are actually and reasonably incurred by him in connection therewith.

  The Registrant's Second Amended and Restated Articles of Incorporation contain provisions entitling directors and officers of the Registrant to indemnification against certain liabilities and expenses. The Registrant has entered into indemnification agreements with each of its directors providing for indemnity by the Registrant of directors against certain liabilities and expenses.

  Under an insurance policy maintained by the Registrant, the directors and officers of the Registrant are insured within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, actions, suits or proceedings, which may be brought against them by reason of being or having been such directors and officers.

  The Registrant has agreed to indemnify the Underwriters, and the Underwriters have agreed to indemnify the Registrant against certain civil liabilities, including liabilities under the Securities Act, as amended. Reference is made to the Underwriting Agreement filed as Exhibit 1 herewith.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  Reference is made to the Exhibit Index which appears at page II-5 of the Registration Statement.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant of the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against the public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Company hereby undertakes that: (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOLLAND, STATE OF MICHIGAN, ON MAY 14, 1997.

                                          Donnelly Corporation

                                                /s/ J. Dwane Baumgardner
                                          By __________________________________
                                            Chairman, Chief Executive Officer,
                                             and President

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                 SIGNATURE                                                         DATE
                 ---------                                                         ----


         /s/ J. Dwane Baumgardner                                          May 14, 1997
___________________________________________
           J. Dwane Baumgardner,
 Principal Executive Officer and Director

          /s/ William R. Jellison                                          May 14, 1997
___________________________________________
           William R. Jellison,
Principal Financial and Accounting Officer

            /s/ John A. Borden*                                            May 14, 1997
___________________________________________
         John A. Borden, Director

         /s/ Arnold F. Brookstone*                                         May 14, 1997
___________________________________________
      Arnold F. Brookstone, Director

           /s/ Joan E. Donnelly*                                           May 14, 1997
___________________________________________
        Joan E. Donnelly, Director

          /s/ Thomas E. Leonard*                                           May 14, 1997
___________________________________________
        Thomas E. Leonard, Director

          /s/ Rudolph B. Pruden*                                         April 30, 1997
___________________________________________
        Rudolph B. Pruden, Director

       /s/ B. Patrick Donnelly, III*                                       May 14, 1997
___________________________________________
    B. Patrick Donnelly, III, Director

          /s/ R. Eugene Goodson*                                           May 14, 1997
___________________________________________
        R. Eugene Goodson, Director


          /s/ Gerald T. McNeive*                           May 14, 1997
___________________________________________
        Gerald T. McNeive, Director

          /s/ Donald R. Uhlmann*                           May 14, 1997
___________________________________________
        Donald R. Uhlmann, Director

     /s/ William R. Jellison

*By_____________________________                           May 14, 1997

   William R. Jellison, Attorney-in-
               Fact

                                 EXHIBIT INDEX

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
 NUMBER                        DESCRIPTION                             PAGE
 -------                       -----------                         ------------
  1       Form of Underwriting Agreement.
  4*      A specimen stock certificate of the Class A Common
          Stock.
  5**     Form of Opinion of Varnum, Riddering, Schmidt &
          Howlett LLP as to the validity of the issuance of the
          Class A Common Stock.
 10.1*    Amended and Restated First Chicago Revolving Credit
          Loan Agreement filed as part of Form 10-K for the
          fiscal year ending June 29, 1996, as Exhibit 10.1 and
          is hereby incorporated herein by reference.
 10.2*    Nationwide Life Insurance Company Debt Agreement was
          filed as part of Form 10-K for the fiscal year ending
          July 1, 1995 as Exhibit 10.1 and is hereby
          incorporated herein by reference.
 10.3*    An English language summary of an Acquisition
          Agreement and related documents written in German
          between the Registrant, Donnelly GmbH, Hohe GmbH &
          Co. KG ("Hohe") and other related parties, dated May
          25, 1995, was filed as Exhibit 2 to a Form 8-K dated
          June 9, 1995, which has been subsequently amended and
          is hereby incorporated herein by reference.
 10.4*    Nationwide Life Insurance Company Debt Agreement was
          filed as part of Form 10-K for the fiscal year ending
          July 2, 1994 as Exhibit 10.1 and is hereby
          incorporated herein by reference.
 10.5*    The Principal Mutual Debt Agreement was filed as part
          of Form 10-K for the fiscal year ending July 3, 1993
          as Exhibit 10.2 and is hereby incorporated herein by
          reference.
 10.6*    A Merger Agreement for the Merger of Donnelly Coated
          Corporation ("DCC") into Applied Coated Corporation,
          among Registrant, DCC, Applied Films Lab, Inc. and
          Cecil VanAlsburg, John Chapin, and Richard Condon,
          dated February 24, 1992, was filed as part of a
          Registration Statement on Form S-2 (Registration No.
          33-47036) and Exhibit 10.7, and the same is hereby
          incorporated herein by reference.
 10.7*    The form of Indemnity Agreement between Registrant
          and each of its directors was filed as a part of a
          Registration Statement on Form S-1 (Registration No.
          33-17167) as Exhibit 10.8, and the same is hereby
          incorporated herein by reference.
 10.8*    The Donnelly Corporation Stock Option Plan was filed
          as part of a Registration Statement on Form S-1
          (Registration No. 33-17167) as Exhibit 10.9, and the
          same is hereby incorporated herein by reference.
 10.9*    The Donnelly Corporation 1987 Employees' Stock
          Purchase Plan, including amendments was filed as part
          of a Registration Statement on Form S-8 (Registration
          No. 33-34746) as Exhibit 28.1, and the same is hereby
          incorporated herein by reference.
 10.10*   The Donnelly Corporation Non-Employee Director's
          Stock Option Plan was filed as part of a Registration
          Statement on Form S-8 (Registration No. 33-55499) as
          Exhibit 28.1, and the same is hereby incorporated
          herein by reference.
 10.11*   The Donnelly Corporation Executive Compensation Plan.
 10.12*   The Donnelly Corporation Unfunded Deferred Director
          Fee Plan.
 10.13*   The Donnelly Corporation Pension Plan for Outside
          Directors.
 10.14*   The Donnelly Corporation Supplemental Retirement
          Plan.
 10.15*   The Donnelly Corporation Deferred Compensation Plan.

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
  NUMBER                       DESCRIPTION                             PAGE
 -------                       -----------                         ------------
 10.16*    Consolidated balance sheets of Hohe GmbH & Co. KG as
           of March 31, 1996 and May 31, 1996, and the related
           consolidated statements of income and cash flows for
           the periods then ended which were filed as Item 7a
           to the registrant's current report on Form 8-K dated
           October 28, 1996, as amended by the registrant's
           Form 8-K/A filed with the Commission on November 27,
           1996, which is incorporated herein by reference.
 10.17*    Letter from Donnelly Corporation to Mr. Donn Viola
           dated July 12, 1996, as modified on July 22, 1996.
 10.18*    Letter from Donnelly Corporation to Mr. Robert C.
           Hange dated March 26, 1996.
 10.19*    Letter from Donnelly Corporation to Mr. Russ
           Scaffede dated September 15, 1995.
 10.20**   An English language summary of the Pooling Agreement
           written in German between the Registrant and
           Donnelly Hohe GmbH & Co. KG dated               .
 10.21***  Receivables Purchase Agreement among Donnelly
           Receivables Corporation, Falcon Asset Securitization
           Corporation and the First National Bank of Chicago
           dated as of November 14, 1996.
 23.1      Consent of BDO Seidman, LLP, independent public
           accountants.
 23.2      Consent of BDO BINDER GmbH, independent public
           accountants.
 23.3**    Consent of Varnum, Riddering, Schmidt & Howlett LLP
           (to be included in their opinion filed herewith as
           Exhibit 5).
 24*       Power of Attorney (included on the signature page).
 27        Financial Data Schedules, incorporated by reference
           to previously filed Form 10-K for year ended June
           29, 1996 and 10-Q for quarter ended December 28,
           1996.

--------

  *Previously filed.

 **To be filed by amendment.

 ***Certain confidential information has been omitted pursuant to a request for confidential treatment.